Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-248918 and 333-249393

PROSPECTUS

11,882,352 Shares

Common Stock

This is the initial public offering of our shares of common stock. We are selling 11,882,352 shares of our common stock. The initial public offering price is $17.00 per share of common stock. Prior to this offering, no public market for our common stock existed. We have been approved to list our common stock on The Nasdaq Global Select Market under the symbol “STTK.”

We have granted the underwriters an option to purchase up to an additional 1,782,352 shares of our common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the closing of this offering. See “Business—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$17.00	$201,999,984
Underwriting discount(1)	$1.19	$14,139,999
Proceeds to us, before expenses	$15.81	$187,859,985

(1)	See “Underwriting” beginning on page 191 for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of common stock to purchasers on or about October 14, 2020 through the book entry facilities of The Depository Trust Company.

Citigroup	Cowen	Evercore ISI

Needham & Company

October 8, 2020

SHATTUCK LABS PIONEERING NOVEL BI-FUNCTIONAL FUSION PROTEINS EXPANDING THE BOUNDARIES OF BIOLOGIC MEDICINES SL-172154 (SIRCa-Fc-CD40L)

We have not, and the underwriters have not, authorized anyone to provide you with information other than in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for and cannot provide any assurance as to the reliability of any other information others may give you. We are not, and the underwriters are not, making an offer to sell shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

This prospectus includes our trademarks, including the Shattuck logo, ARC®, and GADLENTM, which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks and trade names that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and notes to those financial statements, before making an investment decision. Some of the statements in this summary constitute forward-looking statements, see “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “Shattuck Labs,” “Shattuck,” or the “company” refer to Shattuck Labs, Inc. Additionally, references to our “Board” refer to the board of directors of Shattuck Labs, Inc.

Overview

We are an innovative clinical-stage biotechnology company pioneering the development of dual-sided fusion proteins as an entirely new class of biologic medicine. We believe our approach has the potential to fundamentally transform the therapeutic modulation of the immune system. We have created a novel approach to immune-modulation by designing biologics with structural characteristics that are not achievable by existing therapeutic modalities. Compounds derived from our proprietary Agonist Redirected Checkpoint, or ARC®, platform simultaneously inhibit checkpoint molecules and activate costimulatory molecules within a single therapeutic. Our initial product candidates are designed to be differentiated therapeutics addressing molecular targets that are well characterized and scientifically validated in immuno-oncology but are underexploited by current treatment modalities.

Our lead, wholly owned product candidate, SL-172154, has been rationally designed to simultaneously inhibit the CD47/SIRPa checkpoint interaction to restore an anti-tumor immune response and to activate the CD40 costimulatory receptor to bolster an immune response. We are currently conducting a Phase 1 clinical trial evaluating SL-172154 in patients with ovarian cancer, and we expect to announce initial data from the dose-escalation portion of this trial in the second half of 2021. We plan to initiate a second Phase 1 trial evaluating the SL-172154 in patients with cutaneous squamous cell carcinoma, or CSCC, or head and neck squamous cell carcinoma, or HNSCC, and we expect to announce data from the dose-escalation portion of this trial in the second half of 2022. Our second product candidate, SL-279252, which is being developed in collaboration with Takeda Pharmaceuticals, or Takeda, has been rationally designed to simultaneously inhibit the PD-1/PD-L1 interaction and activate the OX40 receptor. We are evaluating SL-279252 in a Phase 1 clinical trial in patients with advanced solid tumors and lymphoma, and we expect to announce data from the dose-escalation portion of this trial in the second half of 2021. In addition to our clinical-stage ARC product candidates, we possess a deep pipeline of preclinical immuno-oncology product candidates. Longer-term, we are pursuing additional disease areas, including autoimmune diseases, where our dual-sided fusion protein platforms may provide advantages over current treatment modalities.

Cancer is characterized by the uncontrolled proliferation of abnormal cells. The immune system typically recognizes and eliminates abnormal cells. However, cancer cells have the ability to evade the immune system through the expression of checkpoint molecules, which ward off an anti-tumor immune response that would otherwise lead to elimination of cancer cells. In an effort to leverage the immune system to promote an anti-tumor response, researchers have developed checkpoint inhibitor therapies, including anti-CTLA-4, anti-PD-1, and anti-PD-L1 antibodies, which have represented a revolutionary milestone in the treatment of cancer. These therapies generate deep and durable responses, translating into meaningful clinical benefit and have become the cornerstone of treatment paradigms for many cancers. However, the clinical benefit is limited to a minority of patients. This limitation highlights the need for novel modalities that may benefit a greater number of patients, such as a compound that simultaneously inhibits checkpoint molecules while activating costimulatory molecules to generate a beneficial immune response.

Driven by an increasing understanding of tumor biology, it is now well-established that the activation of costimulatory molecules can generate a more effective immune response where current checkpoint inhibitors have failed. To date, there has been limited clinical success in combining the inhibition of checkpoints with the activation of trimeric costimulatory molecules. We believe these efforts have had limited success due to the structural mismatch between existing bivalent antibodies and the trimeric costimulatory receptors of the tumor necrosis factor, or TNF, receptor superfamily, such as CD40 and OX40. TNF activation and downstream signaling require the assembly of three receptor molecules, or trimerization. Existing bivalent antibodies can only bind to two TNF receptors and are thus unable to trimerize TNF receptors, leading to weak signaling. Additionally, administration of two separate antibodies, which distribute in the body independent of one another, does not guarantee colocalization of their mechanisms of activity.

Our proprietary ARC platform is designed to overcome the limitations of existing bivalent antibodies. ARC compounds consolidate checkpoint blockade and immune costimulation within a single therapeutic. Additionally, ARC compounds possess a structure that matches the native structure of the target receptors and colocalizes both mechanisms of activity within the immune synapse to promote a coordinated immune response. As shown in Figure 1 below, one end of the ARC compound consists of a checkpoint receptor domain and the opposite end consists of a TNF ligand domain, connected by a scaffold such as an Fc domain. We design ARC compounds to self-assemble into a hexameric structure, as shown in Figure 1 below, comprising six distinct checkpoint receptor domains and six distinct TNF ligand domains, which form two trimerized costimulatory ligand domains. The hexameric structure of an ARC compound facilitates clusters of binding domains thus leveraging the strength of multiple individual binding interactions, known as affinity, into a greater collective strength of all binding interactions, known as avidity.

Figure 1—Structural Properties of ARC Compounds

The unique dual-sided structure of our ARC compounds allows us to simultaneously and effectively target a wide array of pathways for the creation of a deep and differentiated product pipeline. We utilize our understanding of disease pathology and immune dysfunction to identify pairings of optimal domains. Initially, our efforts are concentrated on three broad target families including immune checkpoints, the TNF superfamily, and cytokines. While therapeutic inhibition of immune checkpoints has been shown to improve overall survival in a minority of cancer patients, combining immune checkpoint blockade with activation of TNF superfamily receptors or modulation of cytokines may deepen responses and increase the number of cancer patients that benefit from immunotherapy.

We believe that the following features represent the key advantages offered by compounds developed with the ARC platform:

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Matching Native Structure of TNF Receptors. TNF receptors and ligands require trimerization, or assembly into groups of three, for efficient signaling. A hexameric ARC compound contains two trimerized TNF ligand domains, which directly activate trimeric TNF receptors, thus overcoming the structural limitations of bivalent antibodies.

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Target Specificity, High Affinity, and High Avidity. ARC compounds incorporate twelve distinct binding domains, six for each of the two targets, enabling high-avidity and durable binding to specific cell surface targets.

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Replacing Tumor Immune Evasion with Potent Immune Stimulation. ARC compounds are designed to simultaneously reverse a tumor’s immune evasion and amplify anti-tumor immune responses locally within the tumor microenvironment. In preclinical models, the ability of our ARC compounds to colocalize checkpoint inhibition and costimulation demonstrated superior anti-tumor response as compared to the administration of separate antibody therapies.

•	Versatility. Modularity of the ARC platform enables production of thousands of potential therapeutic candidates across oncology, autoimmune diseases, and other disease areas.

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Speed from Concept to Compound to Clinic. The ARC platform allows for a significantly compressed development timeline from “Concept to Compound to Clinic,” which has enabled us to generate over 300 unique, dual-sided fusion proteins and two clinical-stage assets in less than four years.

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Accelerated Lead Selection Process. We are able to identify and select optimal therapeutic constructs during the design and discovery phase of product candidate development through the rational pairing of optimized domains, enabling the efficient transition from discovery to the clinic. The rapid development path of ARC compounds permits systematic and simultaneous comparison of multiple ARC compound variants prior to lead selection.

We believe these collective advantages create the potential for the capital-efficient identification and pursuit of differentiated product candidates.

We are also leveraging our expertise and intellectual property to build novel platforms beyond our ARC platform, where dual-sided fusion proteins may provide advantages over existing therapeutic antibodies. One such platform is our Gamma Delta T Cell Engager platform, known as GADLEN™. A majority of T cells in the human body bear an alpha beta T cell receptor, which recognizes tumor antigens via major histocompatibility complex, or MHC, molecules. Some cancer cells reduce the expression of MHC molecules, rendering those cancer cells invisible to most alpha beta T cells. Gamma delta T cells represent approximately 2% to 5% of the total T cell population and, unlike alpha beta T cells, are not dependent on MHC molecules to recognize and kill tumor cells. The therapeutic utilization of gamma delta T cells represents a novel approach for the treatment of cancer. This approach may be particularly beneficial in targeting tumors that are not addressable by alpha beta T cells. Additionally, as immunotherapies that stimulate alpha beta T cell-dependent immune responses are increasingly utilized across cancer treatment paradigms, the proportion of patients who may become refractory to alpha beta T cell-mediated therapies will also increase over time, creating an absence of effective treatment options that may be addressed by the utilization of gamma delta T cells.

While we believe compounds developed with our ARC and GADLEN platform may provide significant key advantages, we are in an early stage of development using novel technologies and cannot assure you that our approach will lead to the development of marketable products. For example, SL-279252 is in Phase 1 development and although data as of September 9, 2020 has shown it has been well tolerated, with no dose-limiting toxicities observed, additional data from any of our dual-sided fusion protein product candidates may result in unanticipated safety and efficacy outcomes or unexpected biological interactions that could delay or prevent their development. Moreover, we are aware that others have experienced limited clinical success when attempting to combine the inhibition of checkpoint molecules with the activation of trimeric costimulatory molecules. We believe this limited success is attributable to a structural mismatch between the bivalent antibodies and trimeric costimulatory receptors, which we have attempted to address in the design of our ARC platform compounds.

Our Pipeline

We are leveraging our proprietary ARC and GADLEN platforms to discover and develop dual-sided, bi-functional fusion protein product candidates. We own or have exclusively licensed the intellectual property rights to our product candidates.

The following table highlights our two clinical-stage assets that have been derived from our ARC platform:

Our lead product candidate, SL-172154, simultaneously inhibits CD47 and activates the CD40 receptor. We believe SL-172154 has the potential to offer a differentiated approach to targeting CD47. Other approaches solely focus on activating the innate immune system by blocking the CD47 macrophage “don’t eat me” signal. In addition to inhibiting CD47, SL-172154 is designed to bridge the innate and adaptive immune response by subsequently activating CD40 signaling to upregulate antigen presentation machinery. In preclinical studies of SL-172154, we observed superior tumor rejection as compared to CD47 and CD40 antibodies, a durable receptor occupancy, a dose-dependent lymphocyte migration into lymphoid tissues and no occurrence of anemia. We have initiated a Phase 1 clinical trial of SL-172154 administered by intravenous injection in patients with ovarian, fallopian tube, and peritoneal cancers, referred to collectively as ovarian cancer, and expect to announce initial data from the dose-escalation portion of this trial in the second half of 2021. We plan to initiate a second Phase 1 clinical trial of SL-172154 administered by intratumoral injection in patients with CSCC or HNSCC and expect to announce data from the dose-escalation portion of this trial in the second half of 2022. These tumors were selected due to their particularly high expression of CD47, a high presence of macrophages in the tumor microenvironment, and a lack of effective treatment options for these indications.

Our second product candidate, SL-279252, being developed in collaboration with Takeda, simultaneously inhibits PD-1 and activates the OX40 receptor. We believe SL-279252 has the potential to offer a differentiated approach to targeting PD-1 and OX40, as compared to existing antibody therapies, either as individual monotherapies or in combination. Antibodies targeting OX40 have not demonstrated sufficient efficacy in clinical trials, a result that we believe is due to a structural mismatch between bivalent antibodies and trimeric OX40 receptors. The unique hexameric structure of SL-279252 is designed to more effectively bind to and activate OX40 receptors, leading to optimized signaling and resulting in T cell activation and proliferation. Together, these properties are intended to replace PD-L1-mediated immune inhibition with OX40 costimulation to synergistically enhance anti-tumor response. In preclinical models, compared to the combination of anti-PD-1 and OX40-agonist antibodies, SL-279252 demonstrated superior tumor reduction. In nonhuman primates treated with SL-279252, we observed dose-dependent lymphocyte expansion followed by post-dose lymphocyte migration into tissue. Our ongoing Phase 1 trial is evaluating SL-279252 in patients with advanced solid tumors and lymphoma. We expect to announce dose-escalation data in the second half of 2021. Takeda has an option to exercise a license of SL-279252 prior to initiation of a Phase 2 clinical trial.

In addition to our lead product candidates, we have an extensive discovery pipeline consisting of over 300 unique fusion proteins that we have manufactured and characterized in both in vitro and in vivo studies. We intend to nominate additional lead candidates in oncology, as well as autoimmune disease, to further broaden our pipeline. In accordance with our prioritization strategy, we intend to develop these compounds as data emerge that clinically validate the targets. We anticipate submitting additional Investigational New Drug Applications, or INDs, for compounds derived from our ARC or GADLEN platforms in both the second half of 2021 and the first half of 2022.

Our Team

Our management team and Board possess decades of experience in cancer immunotherapy, autoimmune disease, targeted therapeutics, protein engineering, biologics manufacturing, clinical development, regulatory strategy, and commercialization. Members of our team were involved with, or led, drug development programs leading to the approval of drugs including Votrient, Tafinlar, Mekinist, Enbrel, Nucala, Valtrex, Arranon, Tykerb, Avastin, Revlimid, Pomalyst, and others. Our team members have held senior leadership positions at leading companies including GlaxoSmithKline, Celgene, Pfizer, Novartis, Takeda, Alexion, Medarex, Amgen, Merck KGaA, OSI Pharmaceuticals, and Reata Pharmaceuticals.

Since our founding in 2016, we have raised approximately $239.1 million through redeemable convertible preferred stock financings and non-dilutive partnership funds. Our key investors include Redmile Group, Fidelity Management and Research Company, Janus Henderson, EcoR1 Capital, Partner Fund Management, Avidity Partners, Hatteras Venture Partners, Emerson Collective, Piper Sandler & Co., JSR Corporation, and Takeda.

Our Strategy

Our goal is to become the world leader in the discovery, development, and commercialization of dual-sided, bi-functional fusion proteins for the treatment of cancer and autoimmune diseases. We plan to achieve this by utilizing our proprietary ARC and GADLEN platforms to create novel therapeutics to treat patients who lack effective treatment options. Key elements of our strategy include:

•	Rapidly advancing our clinical-stage ARC product candidates, SL-172154 and SL-279252, through clinical development and marketing approval.

•	Leveraging our ARC and GADLEN platforms to rapidly advance additional product candidates into clinical development.

•	Continuing to augment our fusion protein manufacturing capabilities.

•	Collaborating with leading biopharmaceutical companies.

•	Deepening our intellectual property portfolio to continue to protect our platform technologies and product candidates.

•	Building on our culture of R&D excellence and continuing to out-innovate ourselves.

Risks Associated with Our Business

Investing in our common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, or prospects could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.

•	We have a limited operating history and have incurred significant losses since our inception, we expect to incur losses for the foreseeable future, and we may never achieve profitability.

•	All of our product candidates are in preclinical or early-stage clinical development and clinical drug development is a lengthy and expensive process with uncertain timelines and outcomes.

•	Results of preclinical studies of our product candidates may not be predictive of the results of future preclinical studies or clinical trials.

•	Our product candidates may have serious adverse, undesirable, or unacceptable side effects or other properties that may delay or prevent marketing approval.

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Public health crises such as pandemics or similar outbreaks could materially and adversely affect our preclinical studies and clinical trials, business, financial condition, and results of operations. For example, we have experienced delays in our clinical trial of SL-279252 as a result of the ongoing COVID-19 pandemic, including delays with certain third-party vendors supporting this trial. As “shelter in place” orders and other public health guidance measures are reinstated in the locations of our clinical trial sites, we expect that some patients may also choose to forego one or more doses in our clinical trials due to challenges faced by such patients in travelling to our clinical trial sites, which may negatively affect the study results.

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We depend on the enrollment of patients in our clinical trials for our product candidates and if we experience delays or difficulties in the enrollment of patients in clinical trials, including as a result of competition for patients or the ongoing COVID-19 pandemic, we may be unable to complete these trials on a timely basis, if at all.

•	The development and commercialization of biopharmaceutical products is subject to extensive regulation.

•	We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing, or commercializing competing products before or more successfully than we do.

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We rely on patents and other intellectual property rights to protect our technology, including product candidates and our ARC and GADLEN platforms, the prosecution, enforcement, defense, and maintenance of which may be challenging and costly.

•	Even if this offering is successful, we will require substantial additional funding, which may not be available to us on acceptable terms, or at all.

Implications of Being an Emerging Growth Company

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports, and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of June 30 of any year.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our financial information to those of other public companies more difficult.

Corporate Information

We were incorporated in the State of Delaware on May 9, 2016. Our corporate offices are located at 1018 W. 11th Street, Suite 100, Austin, Texas 78703 and 21 Parmer Way, Suite 200, Durham, North Carolina 27709 and our telephone number is (919) 864-2700. Our website is www.shattucklabs.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein.

THE OFFERING

Common stock offered by us	11,882,352 shares.

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to 1,782,352 additional shares of our common stock.

Common stock to be outstanding immediately after this offering	39,961,885 shares (or 41,744,237 shares if the underwriters exercise in full their option to purchase the additional shares of our common stock).

Use of proceeds	We expect that our net proceeds from this offering will be approximately $185.7 million (or approximately $213.8 million if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with our existing cash and cash equivalents and short term investments: to advance SL-172154 through the completion of our ongoing and planned Phase 1 clinical trials and to commence a Phase 2 clinical program; to advance SL-279252 through the completion of our ongoing Phase 1 clinical trial; and to develop and advance additional product candidates derived from our platforms through IND-enabling studies and to commence Phase 1 clinical trials. See “Use of Proceeds” for additional information.

Directed share program	At our request, the underwriters have reserved up to 2% of the shares of common stock offered by this prospectus, for sale, at the initial public offering price, to certain of our directors, officers, employees, or persons otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase any of such reserved shares. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See “Underwriting” for additional information.

Risk factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 12, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Nasdaq Global Select Market trading symbol	“STTK.”

The number of shares of our common stock to be outstanding after this offering (i) is based on 27,959,448 shares of our common stock (including shares of our redeemable convertible preferred stock outstanding on an as-converted basis) outstanding as of June 30, 2020, (ii) includes 120,085 shares of our common stock issued upon the exercise of vested stock options and settlement of vested restricted stock units subsequent to June 30, 2020, and (iii) excludes the following:

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1,588,142 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2020 under our 2016 Stock Incentive Plan, or 2016 Plan, at a weighted average exercise price of $2.78 per share (excluding 115,048 shares of our common stock issued upon exercise of stock options subsequent to June 30, 2020);

•	980,919 shares of our common stock issuable upon the exercise of stock options granted subsequent to June 30, 2020 under the 2016 Plan, at a weighted-average exercise price of $5.57 per share;

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16,789 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of June 30, 2020 (excluding 5,037 shares of our common stock issued upon settlement of restricted stock units subsequent to June 30, 2020);

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3,957,953 shares of our common stock reserved for future issuance pursuant to future awards under our 2020 Stock Incentive Plan, or 2020 Plan, which will become effective upon consummation of the offering and replace the 2016 Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the 2020 Plan; and

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395,795 shares of our common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan, or ESPP, which will become effective immediately prior to the completion of this offering, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the ESPP.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

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the conversion, in accordance with our existing amended and restated certificate of incorporation, of all shares of our redeemable convertible preferred stock outstanding as of the date hereof into 20,300,253 shares of our common stock;

•	a 6.85-for-one stock split of our common stock and a proportional adjustment to the conversion ratio of our redeemable convertible preferred stock effected on October 1, 2020;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering; and

•

the filing and effectiveness of our second amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which will occur immediately prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of and for the periods ended on the dates indicated. The summary statements of operations data presented below for the years ended December 31, 2018 and 2019 are derived from our audited financial statements included elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2019 and 2020 and our summary balance sheet data as of June 30, 2020 are derived from our unaudited interim financial statements included elsewhere in this prospectus. Our unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP, on the same basis as our audited annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of those unaudited interim financial statements. The following summary financial data should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Six months ended June 30,
(in thousands, except share and per share amounts)	2018	2019	2019	2020
			(unaudited)
Statements of Operations Data:
Collaboration revenue—related party	$22,442	$9,887	$5,282	$6,157
Operating expenses:
Research and development	24,807	29,218	12,502	15,892
General and administrative	3,783	5,736	2,696	3,346

Loss from operations	(6,148)	(25,067)	(9,916)	(13,081)
Other income (expense)
Interest income	966	1,184	623	387
Interest expense	(2,631)	—	—	—
Gain on the extinguishment of notes payable	782	—	—	—
Other	(357)	(99)	(41)	(68)

Total other income (expense)	(1,240)	1,085	582	319

Net loss	$(7,388)	$(23,982)	$(9,334)	$(12,762)

Net loss per share—basic and diluted(1)	$(1.00)	$(3.17)	$(1.24)	$(1.67)

Weighted-average shares outstanding—basic and diluted(1)	7,411,251	7,556,812	7,529,134	7,633,565

Pro forma net loss per share—basic and diluted(1)		$(1.59)		$(0.67)

Pro forma weighted-average shares outstanding—basic and diluted(1)		15,043,965		19,106,151

(1)	See Note 2 to our audited financial statements and Note 2 to our unaudited financial statements included elsewhere in this prospectus for a description of how we compute net loss per share—basic and diluted, pro forma net loss per common share—basic and diluted, and the weighted-average shares outstanding—basic and diluted, in each case, used in the computation of these per share amounts. Excludes the issuance of 120,085 shares of our common stock upon the exercise of vested stock options and settlement of vested restricted stock units subsequent to June 30, 2020.

	As of June 30, 2020
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$147,534	$147,534	$333,194
Working capital(3)	138,282	138,282	323,924
Total assets	155,544	155,544	341,204
Total liabilities	36,464	36,464	36,464
Total redeemable convertible preferred stock	166,109	—	—
Total stockholders’ (deficit) equity	(47,029)	119,080	304,740

(1)	Reflects the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 20,300,253 shares of common stock upon the closing of this offering.
(2)	Reflects (i) the pro forma adjustments described in footnote (1) and the sale by us of 11,882,352 shares of common stock in this offering at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Excludes the issuance of 120,085 shares of our common stock upon the exercise of vested stock options and settlement of vested restricted stock units subsequent to June 30, 2020.
(3)	We define working capital as current assets less current liabilities. See our audited and unaudited financial statements and accompanying notes included elsewhere in this prospectus for further details regarding our current assets and our current liabilities.

RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones facing us. Many of the following risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, reputation, or results of operations. In such case, the trading price of shares of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are an early clinical-stage biotechnology company and have incurred significant losses since our inception and we expect to incur losses for the foreseeable future. We have no products approved for commercial sale and may never achieve or maintain profitability.

We are a clinical-stage biotechnology company with a limited operating history. Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred significant operating losses since inception. For the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2020, we reported a net loss of $7.4 million, $24.0 million, and $12.8 million, respectively. As of June 30, 2020, we have an accumulated deficit of $48.3 million. Our losses have resulted principally from expenses incurred in the research and development of our product candidates and from management and administrative costs and other expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our product candidates. We anticipate that our expenses will increase substantially as we:

•	continue to advance the preclinical and clinical development of our lead product candidates;

•	initiate preclinical studies and clinical trials for additional product candidates that we may identify in the future;

•	expand our operational, financial, and management systems and increase personnel, including personnel to support our clinical development, manufacturing, and commercialization efforts;

•	continue to develop, perfect, and defend our intellectual property portfolio; and

•	incur additional legal, accounting, or other expenses in operating our business, including the additional costs associated with operating as a public company.

We have financed our operations to date primarily through private financings and payments received under a collaboration agreement. We have devoted a significant portion of our financial resources and efforts to developing our ARC platform, identifying potential product candidates, conducting preclinical studies of a variety of product candidates, and preparing for and conducting clinical trials of product candidates. We are in the early stages of development of our product candidates, and we have not completed development and commercialization of any product candidate.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, accessing manufacturing capacity, establishing marketing capabilities, and ultimately selling any products for which we may obtain regulatory approval. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is sufficient to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical products and biological development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or FDA, or other regulatory authorities to perform studies in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase and commercial revenue could be further delayed and more uncertain.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception in 2016, we have devoted a significant portion of our resources to developing our product candidates, our other research and development efforts, building our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. While we are evaluating SL-172154 in two ongoing Phase 1 clinical trials and are also evaluating SL-279252 in a Phase 1 clinical trial, we have not completed a clinical trial for any product candidate. We have not yet demonstrated our ability to successfully complete clinical trials (including Phase 3 or other pivotal clinical trials), obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond our control. Consequently, any predictions you may make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We will require additional funding in order to complete development of our product candidates and commercialize our products, if approved. This additional financing may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we could be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.

To date, we have funded our operations primarily through private financings and payments received under a collaboration agreement. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing clinical trials of SL-172154 and SL-279252, initiate additional clinical trials, and continue to research, develop, and conduct preclinical studies of our other product candidates.

In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate our research and development programs or any future commercialization efforts.

Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, will enable us to fund our operating expenses through the end of 2024. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, requiring us to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates. Our future capital requirements will depend on many factors, including:

•	the scope, timing, progress, costs, and results of discovery, preclinical development, laboratory testing, and clinical trials for our product candidates;

•	the costs, timing, and outcome of regulatory review of any of our product candidates;

•	the cost of manufacturing clinical supplies of our product candidates;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;

•	the timing and amount of any milestone, royalty, or other payments we are required to make pursuant to any current or future collaboration or license agreements;

•	the progress of our collaboration with Takeda to develop product candidates;

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the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

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our ability to maintain existing, and establish new, strategic collaborations, licensing, or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty, or other payments due under any such agreement;

•	the cost of building a sales force in anticipation of product commercialization;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	the effect of competing technological and market developments; and

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the extent to which we acquire or invest in business, products, and technologies, including our collaboration with Takeda and any other licensing or collaboration arrangements for any of our product candidates.

Our ability to raise additional funds will depend on financial, economic, and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from the COVID-19 pandemic or other factors could also adversely impact our ability to access capital as and when needed. Additional funds may not be available when we need them, on terms that are acceptable to us or at all. If adequate funds are not available to us on a timely basis, we could be required to:

•	delay, limit, reduce, or terminate preclinical studies, clinical trials, or other research and development activities, or eliminate one or more of our development programs altogether;

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delay, limit, reduce, or terminate our efforts to access manufacturing capacity, establish sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates, or reduce our flexibility in developing or maintaining our sales and marketing strategy.

Raising additional capital may cause dilution to our stockholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our operations with our existing cash and cash equivalents and short-term investments, the net proceeds from this offering, equity or debt financings, and upfront and milestone and royalties payments, if any, received under our collaboration with Takeda and any other future licenses or collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. In addition, the possibility of such issuance may cause the market price of our common stock to decline. Debt financing, if available, may result in increased fixed payment obligations and involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, or acquiring, selling, or licensing intellectual property rights, which could adversely impact our ability to conduct our business.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution, or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams, or product candidates or grant licenses on terms that may not be favorable to us. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. Any of these occurrences may have a material adverse effect on our business, operating results, and prospects.

Public health crises such as pandemics or similar outbreaks could materially and adversely affect our preclinical and clinical trials, business, financial condition, and results of operations.

In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a national emergency with respect to COVID-19. In response to the COVID-19 pandemic, “shelter in place” orders and other public health guidance measures have been implemented across much of the United States, including in the locations of our offices, clinical trial sites, key vendors, and partners. We have experienced delays in our clinical trial of SL-279252 as a result of the ongoing pandemic, including delays with certain third-party vendors supporting this trial. We temporarily paused enrollment of patients for our clinical trial of SL-279252 between March and May 2020 and we resumed enrollment in June 2020. As “shelter in place” orders and other public health guidance measures are reinstated in the locations of our clinical trial sites, we expect that some patients may also choose to forego one or more doses in our clinical trials, due to challenges faced by such patients in travelling to our clinical trial sites, which may negatively affect the study results. We expect that our clinical development program timelines may continue to be negatively affected by COVID-19, which could materially and adversely affect our business, financial condition, and results of operations. Further, due to “shelter in place” orders and other public health guidance measures, we may be required to implement a work-from-home policy for all staff members excluding those necessary to maintain minimum basic operations. In such an instance, our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. For example, with our personnel working from home, some of our research activities that require our personnel to be in our laboratories may be delayed.

As a result of the COVID-19 pandemic, or similar pandemics, and related “shelter in place” orders and other public health guidance measures, we have and may in the future experience disruptions that could materially and adversely impact our clinical trials, business, financial condition, and results of operations. Potential disruptions include but are not limited to:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in initiating or expanding clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;

•	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

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interruption of key clinical trial activities, such as clinical trial site data monitoring and efficacy, safety and translational data collection, processing and analyses, due to limitations on travel imposed or recommended by federal, state, or local governments, employers and others or interruption of clinical trial subject visits, which may impact the collection and integrity of subject data and clinical study endpoints;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff and unforeseen circumstances at contract research organizations, or CROs, and vendors;

•	interruption or delays in the operations of the FDA and comparable foreign regulatory agencies;

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interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns, or stoppages and disruptions in delivery systems;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

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limitations on employee or other resources that would otherwise be focused on the conduct of our clinical trials and pre-clinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures, or mass transit disruptions;

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changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

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delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

The COVID-19 global pandemic continues to rapidly evolve. The extent to which the outbreak may affect our clinical trials, business, financial condition, and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures, or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Future developments in these and other areas present material uncertainty and risk with respect to our clinical trials, business, financial condition, and results of operations.

If we or our collaborators are unable to successfully develop and commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, and results of operations will be materially adversely affected.

Our ability to generate product and royalty revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. We currently generate no revenue from sales of any products, and we may never be able to develop or commercialize a marketable product. Each of our product candidates and any future product candidates we develop will require significant clinical development; management of clinical, preclinical, and manufacturing activities; regulatory approval in multiple jurisdictions; establishing manufacturing supply, including commercial manufacturing supply; and require us to build a commercial organization and make substantial investment and significant marketing efforts before we generate any revenue from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

The successful development of our product candidates will depend on several factors, including the following:

•	successful and timely completion of clinical trials and preclinical studies for which the FDA, or any comparable foreign regulatory authority agree with the design, endpoints, or implementation;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	receiving regulatory approvals or authorizations for conducting our planned clinical trials or future clinical trials;

•	initiation and successful patient enrollment in, and completion of, additional clinical trials on a timely basis;

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our ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable product candidate is safe and effective as a treatment for our targeted indications or, in the case of an applicable product candidates which is regulated as a biological product, that the applicable product is safe, pure, and potent for our targeted indications;

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our ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	timely receipt of marketing approvals for our product candidates from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities; and

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establishing and scaling up, either alone or with third-party manufacturers, manufacturing capabilities of clinical supply for our clinical trials and commercial manufacturing, if any of our product candidates are approved.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize our product candidates, which would materially adversely affect our business, financial condition, and results of operations.

Our ARC platform is based on novel technologies that are unproven and may not result in approvable or marketable products, which exposes us to unforeseen risks and makes it difficult for us to predict the time and cost of product development and potential for regulatory approval, and we may not be successful in our efforts to use and expand our technology platforms, including ARC and GADLEN, to build a pipeline of product candidates.

We are developing a pipeline of product candidates using our proprietary ARC platform. We have not received regulatory approval for any of ARC product candidates. The scientific research that forms the basis of our efforts to develop product candidates with our ARC platform is still ongoing. Further, the scientific evidence to support the feasibility of developing therapeutic treatments based on our ARC platform is both preliminary and limited. Given the novelty of our technologies, we intend to work closely with the FDA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. The validation process takes time and resources, may require independent third-party analyses, and may not be accepted by the FDA and other regulatory authorities. We cannot be certain that our approach will lead to the development of approvable or marketable products, alone or in combination with other therapies. Our approach combines two binding domains to create fusion proteins that potentially restore and enhance immune system function in a single construct, which approach is unproven and may not be successful. To our knowledge, our dual-sided fusion protein product candidates have not been tested before in humans and may have properties that negatively impact safety and efficacy, such as greater immunogenicity when compared to existing antibody therapeutics. Moreover, the dual-sided nature of our product candidates may have unexpected biological interactions when administered in vivo. For example, it may be necessary to either implement a loading dose strategy or delay enrollment of patients recently treated with anti-PD-1 antibodies to mitigate interactions between anti-PD-1 antibodies and SL-279252. Finally, the FDA or other regulatory agencies may lack experience in evaluating the safety and efficacy of our ARC platform, which could result in a longer than expected regulatory review process, increase our expected development costs, and delay or prevent commercialization of our product candidates.

Additionally, a key element of our strategy is to use and expand our technology platforms, including ARC and GADLEN, to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of different types of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various cancers and autoimmune diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect our share price.

We expect to continue to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of October 1, 2020, we had 50 full-time employees. We expect to experience continued growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and, ultimately, sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems; expand our facilities; and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

In addition, future growth imposes significant added responsibilities on members of management, including: identifying, recruiting, integrating, maintaining, and motivating additional employees; managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and improving our operational, financial and management controls, reporting systems, and procedures.

We currently rely on certain independent organizations, advisors, and consultants to provide certain services, including strategic, financial, business development services, as well as certain aspects of regulatory approval, clinical management, manufacturing, and preparation for a potential commercial launch. There can be no assurance that the services of independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants or contract manufacturing organizations is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific, and technical personnel, many of whom have been instrumental for us and have substantial experience with our product candidates and related technologies. The loss of key managers and senior scientists could delay our research and development activities. Despite our efforts to retain valuable employees, members of our management, scientific, and development teams may terminate their employment with us on short notice. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. In addition, the competition for qualified personnel in the biotechnology and pharmaceutical industries is intense, and our future success depends upon our ability to attract, retain, and motivate highly-skilled scientific, technical, and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions, and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

Risks Related to the Development and Clinical Testing of Our Product Candidates

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates or any future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.

To obtain the requisite regulatory approvals to market and sell any of our product candidates and any other future product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our investigational drug products are safe and effective for use in each targeted indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing.

Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials, and can vary substantially based upon the type, complexity, and novelty of the product candidates involved, as well as the target indications, patient population, and regulatory agency. Prior to obtaining approval to commercialize our product candidates and any future product candidates in the United States or abroad, we, our collaborators or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses.

Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of dropout among clinical trial participants. If the results of our ongoing or future clinical trials are inconclusive with respect to the efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be delayed in obtaining marketing approval, if at all. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications.

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. We cannot guarantee that the FDA or comparable foreign regulatory authorities will view our product candidates as having efficacy even if positive results are observed in clinical trials. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates and any future product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit its commercial potential.

Interim, topline or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or topline or data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product, and our company in general. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects, or financial condition.

Results of preclinical studies of our product candidates may not be predictive of the results of future preclinical studies or clinical trials.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we or any collaborator for such candidates must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe, pure, and potent in humans. Before an IND can be submitted to the FDA and become effective, which is a perquisite for conducting clinical trials on human subjects, a product candidate must successfully progress through extensive preclinical studies, which include preclinical laboratory testing, animal studies, and formulation studies in accordance with Good Laboratory Practices.

Success in preclinical studies does not ensure that later preclinical studies or clinical trials will be successful. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Notwithstanding any potential promising results in earlier studies, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, including our non-human primate studies, may not be predictive of the results of outcomes in subsequent clinical trials on human subjects. Product candidates in clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies.

If we fail to receive positive results in preclinical studies or clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our most advanced product candidates, and, correspondingly, our business and financial prospects would be negatively impacted.

All of our product candidates are in preclinical or early-stage clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates are prolonged or delayed, we or any collaborators may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to produce the same results or to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Our future clinical trial results may not be successful.

Additionally, some of our trials, including our ongoing Phase 1 trials evaluating SL-279252 and Phase 1 trial evaluating SL-172154, are open-label trials in which both the patient and investigator know whether the patient is receiving the investigational product candidate or an existing approved therapy. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect, as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled trials.

To date, we have not completed any clinical trials required for the approval of our product candidates. We may experience delays in our ongoing clinical trials, and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time, or be completed on schedule, if at all. Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

•	delays in or failure to obtain regulatory authorization to commence a trial;

•	delays in or failure to obtain institutional review board, or IRB, approval at each site;

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delays in or failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	difficulty in recruiting clinical trial investigators of appropriate competencies and experience;

•	delays in establishing the appropriate dosage levels in clinical trials;

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delays in or failure to recruit and enroll suitable patients to participate in a trial, particularly considering study inclusion and exclusion criteria and patients’ prior lines of therapy and treatment;

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the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results;

•	lower than anticipated retention rates of patients in clinical trials;

•	failure to have patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	delays adding new investigators or clinical trial sites;

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safety or tolerability concerns could cause us or our collaborators or governmental authorities, as applicable, to suspend or terminate a trial if it is found that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unfavorable characteristics of the product candidate, or if such undesirable effects or risks are found to be caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;

•	our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	changes in regulatory requirements, policies, and guidelines;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials;

•	the quality or stability of a product candidate falling below acceptable standards;

•	changes in the treatment landscape for our target indications that may make our product candidates no longer relevant;

•	third-party actions claiming infringement by our product candidates in clinical trials outside the United States and obtaining injunctions interfering with our progress; and

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business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods, and fires, or disease, including the COVID-19 pandemic.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting, or completing our planned and ongoing clinical trials. Moreover, while we plan to submit additional INDs for other drug candidates, we may not be able to file such INDs on the timeline we expect. For example, we may experience manufacturing delays or other delays with IND-enabling preclinical studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs.

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Ethics Committees or IRBs at the medical institutions where the clinical trials are conducted. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or Ethics Committees of the institutions in which such trials are being conducted, by the Data Review Committee or Data Safety Monitoring Board for such trial or by the FDA, or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business and results of operations.

In addition, clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practices, or cGMP, requirements and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study in accordance with GCP, or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, or both, which may harm our business. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements, and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening, and medical care.

Our product candidates may have serious adverse, undesirable, or unacceptable side effects or other properties that may delay or prevent marketing approval. If such side effects are identified following approval, if any, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. While we believe that the targeted nature of our dual-sided fusion proteins may carry a lower risk of overstimulating the immune system and causing a cytokine storm (a side effect associated with certain other antibody therapies), we do not have enough clinical data and experience with these molecules in humans to fully anticipate side effects. Accordingly, we may experience unexpected side effects and/or higher levels of known side effects in clinical trials, such as cytokine storms associated with immune checkpoint inhibitors or red blood cell lysis associated with SIRPa therapies.

Results of our clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the clinical trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate.

In the event that any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit approvals of such products and require us to take our approved product off the market;

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regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies, or issue other communications containing warnings or other safety information about the product;

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regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the product outweigh its risks;

•	we may be required to change the dose or the way the product is administered, conduct additional clinical trials, or change the labeling of the product;

•	we may be subject to limitations on how we may promote or manufacture the product;

•	sales of the product may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us, our collaborators, or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of any products.

The manufacture of our product candidates is complex. Our third-party manufacturers may encounter difficulties in production, which could delay or entirely halt their ability to supply our product candidates for clinical trials or, if approved, for commercial sale.

Our product candidates are considered to be biologics and the process of manufacturing biologics is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We do not own or operate any cGMP manufacturing facilities. We rely, and expect to continue to rely, on third-party contract development and manufacturing organizations for the manufacture of our product candidates for preclinical and clinical testing. To date, we and our contract manufacturers have limited experience in the manufacturing of cGMP batches of our product candidates. Our contract manufacturers must comply with cGMPs, regulations, and guidelines for the manufacturing of biologics used in clinical trials and, if approved, marketed products. To date, we and our contract manufacturers have only produced smaller cGMP batches of our product candidates and have not scaled up the manufacturing process for later-stage clinical trials and commercialization. Larger scale manufacturing will require the development of new processes, including for the removal of impurities that are a normal byproduct of the manufacturing process. The nature of our dual-sided fusion proteins requires the development of novel manufacturing and purification processes, which could cause delays in the scale-up of manufacturing, as well as greater costs that could negatively impact the financial viability of our product candidates. Moreover, the nature of our dual-sided fusion proteins creates challenges for the stability of the drug substance, which has the potential to cause delays in completing clinical studies and potentially limiting clinical trial site locations based on applicable regulations.

The process of manufacturing our biologic product candidates is extremely susceptible to product loss due to contamination, oxidation, equipment failure, or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics, and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, this could lead to withdrawal of our products from the market, and such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Moreover, if the FDA determines that our third-party manufacturers are not in compliance with FDA laws and regulations, including those governing cGMPs, the FDA may deny BLA approval until the deficiencies are corrected or we replace the manufacturer in our BLA with a manufacturer that is in compliance.

Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications as a result of defects or storage over an extended period of time, undertake costly remediation efforts, or seek more costly manufacturing alternatives. As part of our process development efforts, we also may make changes to our manufacturing processes at various points during development, for various reasons, such as controlling costs, achieving scale, decreasing processing time, increasing manufacturing success rate, or other reasons. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of our ongoing clinical trials or future clinical trials. In some circumstances, changes in the manufacturing process may require us to perform ex vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials.

We depend on enrollment of patients in our clinical trials for our product candidates. If we experience delays or difficulties enrolling in our clinical trials, our research and development efforts and business, financial condition, and results of operations could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. These trials and other trials we conduct may be subject to delays for a variety of reasons, including as a result of patient enrollment taking longer than anticipated, patient withdrawal, or adverse events. For example, we have experienced delays in our clinical trial of SL-279252 as a result of the ongoing pandemic. These types of developments could cause us to delay the trial or halt further development.

Our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our product candidates, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Moreover, enrolling patients in clinical trials for cancer therapies is challenging, as cancer patients will first receive the applicable standard of care. Many patients who respond positively to the standard of care antibody therapy, such as PD-1 checkpoint inhibitors, (and thus do not enroll in clinical trials) are believed to have tumor types that may have responded well to our product candidates. This may limit the number of eligible patients able to enroll in our clinical trials who have the potential to benefit from our drug candidates and could extend development timelines or increase costs for these programs. Patients who fail to respond positively to the standard of care treatment will be eligible for clinical trials of unapproved drug candidates. However, these patients may have either compromised immune function from prior administration of chemotherapy or an enhanced immune response from the prior administration of checkpoint inhibitors. Either of these prior treatment regimens may render our therapies less effective in clinical trials. We may seek to mitigate these effects in the future through modification of enrollment eligibility criteria, including patients with tumor types that are not typically responsive to anti-PD-1 antibodies, or pursuing combination regimens early in clinical development to enable access to anti-PD-1 native patients. Additionally, patients who have failed approved therapies will typically have more advanced cancer and a poorer long-term prognosis.

Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.

Patient enrollment depends on many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	eligibility criteria for the trial;

•	the proximity of patients to clinical sites;

•	the design of the clinical protocol;

•	the ability to obtain and maintain patient consents;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or trial completion;

•	the availability of competing clinical trials;

•	the availability of new drugs approved for the indication the clinical trial is investigating; and

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies.

These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process, and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical products. While we currently have no products that have been approved for commercial sale, the current and future use of product candidates by us and our partners in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, our partners, or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.

Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in: decreased demand for our product candidates; injury to our reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs to defend the related litigation; a diversion of management’s time and our resources; substantial monetary awards to trial participants or patients; product recalls, withdrawals or labeling, marketing or promotional restrictions; loss of revenue; exhaustion of any available insurance and our capital resources; the inability to commercialize any product candidate; and a decline in our share price.

Although we maintain adequate product liability insurance for our product candidates, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may be unable to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims, and our business operations could be impaired.

Risks Related to Our Regulatory Environment

The development and commercialization of biopharmaceutical products is subject to extensive regulation, and the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates on a timely basis if at all, our business will be substantially harmed.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing, distribution, adverse event reporting, including the submission of safety and other post-marketing information and reports, and other possible activities relating to our product candidates are subject to extensive regulation. In the United States, marketing approval of biologics requires the submission of a Biologics License Application, or BLA, to the FDA, and we are not permitted to market any product candidate in the United States until we obtain approval from the FDA of the BLA for that product candidate. A BLA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing, and controls. Outside the United States, many comparable foreign regulatory authorities employ similar approval processes.

We have not previously submitted a BLA to the FDA or similar regulatory approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that any of our product candidates will receive regulatory approval. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Obtaining approval of a BLA can be a lengthy, expensive, and uncertain process, and as a company we have no experience with the preparation of a BLA submission or any other application for marketing approval. In addition, the FDA has the authority to require a risk evaluation and mitigation strategies, or REMS, plan as part of a BLA or after approval, which may impose further requirements or restrictions on the distribution or use of an approved biologic, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere, or regulatory authorities may not accept a submission due to, among other reasons, the content or formatting of the submission;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects. The FDA and other regulatory authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our product candidates. For example, regulatory authorities in various jurisdictions have in the past had, and may in the future have, differing requirements for, interpretations of and opinions on our preclinical and clinical data. As a result, we may be required to conduct additional preclinical studies, alter our proposed clinical trial designs, or conduct additional clinical trials to satisfy the regulatory authorities in each of the jurisdictions in which we hope to conduct clinical trials and develop and market our products, if approved. Further, even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA or any other regulatory authority.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if our product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved marketing application. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include issuing warning letters or untitled letters, imposing fines on us, imposing restrictions on the product or its manufacture, and requiring us to recall or remove the product from the market. The regulators could also suspend or withdraw our marketing authorizations, requiring us to conduct additional clinical trials, change our product labeling, or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition, and results of operations.

In addition, if we have any product candidate approved, our product labeling, advertising, and promotion will be subject to regulatory requirements and continuing regulatory review. In the United States, the FDA and the Federal Trade Commission, or FTC, strictly regulate the promotional claims that may be made about pharmaceutical products to ensure that any claims about such products are consistent with regulatory approvals, not misleading or false in any particular, and adequately substantiated by clinical data. The promotion of a drug product in a manner that is false, misleading, unsubstantiated, or for unapproved (or off-label) uses may result in enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or the FTC. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions and may result in false claims litigation under federal and state statutes, which can lead to consent decrees, civil monetary penalties, restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid, and other federal and state healthcare programs. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters;

•	issue, or require us to issue, safety-related communications, such as safety alerts, field alerts, “Dear Doctor” letters to healthcare professionals, or import alerts;

•	impose civil or criminal penalties;

•	suspend, limit, or withdraw regulatory approval;

•	suspend any of our preclinical studies and clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

•	seize or detain products, refuse to permit the import or export of products, or require us to conduct a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

Moreover, the policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to licensed biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed, or become more expensive.

Our business operations and current and future relationships with healthcare professionals, principal investigators, consultants, vendors, customers, and third-party payors in the United States and elsewhere are subject to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, and other healthcare laws and regulations, which could expose us to substantial penalties, contractual damages, reputation harm, administrative burdens, and diminished profits.

Healthcare providers, healthcare facilities and institutions, physicians, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, healthcare facilities and institutions, principal investigators, consultants, customers, and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we research, sell, market, and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and regulation by the federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state, and foreign healthcare laws that affect our ability to operate include, but are not limited to, the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value, including stock options. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other the other hand. Any arrangements with prescribers must be for bona fide services and compensated at fair market value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, on July 24, 2020, President Trump issued an Executive Order directing the Department of Health and Human Services, or HHS, to engage in rulemaking to eliminate the safe harbor protections under the Anti-Kickback Statute that cover rebates for health plan sponsors and pharmacy benefit managers, and instead protect the application of discounts at the patients’ point of sale, in an effort to ensure that discounts on prescription drugs are passed directly to patients;

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the U.S. federal civil and criminal false claims and civil monetary penalties laws, including the civil False Claims Act, which prohibit, among other things, including through civil whistleblower or qui tam actions, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by, among other things, engaging in impermissible marketing practices, such as the off-label promotion of a product for an indication for which it has not received FDA approval. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items, or services. Similar to the federal Anti-Kickback

Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation.

•	the U.S. Federal Food, Drug, and Cosmetic Act, or the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;

•	the U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;

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the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires, among other things, certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments and other transfers of value to physicians, as defined by statute, and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements, and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	similar healthcare laws and regulations in foreign jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our product candidates, if approved. Compensation under some of these arrangements includes the provision of stock or stock options in addition to cash consideration. Because of the complex and far-reaching nature of these laws, it is possible that governmental authorities could conclude that our payments to physicians may not be fair market value for bona fide services or that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of noncompliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Our employees, independent contractors, principal investigators, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, employment, foreign corrupt practices, trade restrictions and sanctions, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, labeling, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of noncompliance with the law, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and pursue our strategy.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private payors. Among the provisions of the ACA of importance to the pharmaceutical and biotechnology industries, which includes biologics, are the following:

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manufacturers and importers of certain branded prescription drugs, including certain biologics, with annual sales of more than $5 million made to or covered by specified federal healthcare programs are required to pay an annual, nondeductible fee according to their market share of all such sales;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, to 23.1% of the average manufacturer price for most branded drugs, biologics, and biosimilars and to 13.0% for generic drug, and cap of the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

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a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted, or injected;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health program, commonly referred to as the “340B Program;”

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians, also known as the “Physicians Payment Sunshine Act;”

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

•	a licensure framework for follow-on biologic products.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the Tax Cuts and Jobs Act of 2017, repealed the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage that is commonly referred to as the “individual mandate.” In December 2019, a U.S. District Court upheld a ruling that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In March 2020, the Supreme Court of the United States agreed to hear the appeal of this decision. It is unclear how this and other efforts to challenge, repeal, or replace the ACA will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted which, among other things, have reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers. These new laws or any other similar laws introduced in the future, as well as regulatory actions that may be taken by CMS, may result in additional reductions in Medicare and other healthcare funding, which could negatively affect our customers and accordingly, our financial operations. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. Additionally, individual states in the United States have passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing and costs. Similar developments have occurred outside of the United States, including in the European Union where healthcare budgetary constraints have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. To obtain reimbursement or pricing approval in some European Union member states, we may be required to conduct studies that compare the cost-effectiveness of our product candidates to other therapies that are considered the local standard of care.

We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Even if we are able to commercialize any product candidate, coverage and adequate reimbursement may not be available or such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing, and reimbursement for drug products vary widely from country to country. Some countries require approval of the sale price of a drug product before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription drug product pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain regulatory approval.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, such as government authorities, private health insurers, and other organizations. Even if we succeed in bringing one or more products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost effectiveness or the likely level or method of coverage and reimbursement. Increasingly, the third-party payors who reimburse patients or healthcare providers are requiring that drug companies provide them with predetermined discounts from list prices, and are seeking to reduce the prices charged or the amounts reimbursed for drug products. If the price we are able to charge for any products we develop, or the coverage and reimbursement provided for such products, is inadequate in light of our development and other costs, our return on investment could be affected adversely.

There may be significant delays in obtaining reimbursement for newly-approved drug products, and coverage may be more limited than the purposes for which the drug product is approved by the FDA or similar foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drugs product will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution.

Interim reimbursement levels for new drug products, if applicable, may also be insufficient to cover our costs and may not be made permanent. Reimbursement rates may be based on payments allowed for lower cost drug products that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drug products may be reduced by mandatory discounts or rebates required by third-party payors and by any future relaxation of laws that presently restrict imports of drug products from countries where they may be sold at lower prices than in the United States. Obtaining coverage and adequate reimbursement for our product candidates may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. Similarly, because our product candidates are physician-administered injectables, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may or may not be reimbursed for providing the treatment or procedure in which our product is used.

Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage and adequate reimbursement for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal, and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement, or significant revisions to the Affordable Care Act. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Additionally, we may develop companion diagnostic tests for use with our product candidates. If we develop such a companion diagnostic test, we, or our collaborators, may also seek to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, if approved. While we have not yet developed any companion diagnostic test for our product candidates, if we do, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates. Our inability to promptly obtain coverage and adequate reimbursement from both third-party payors for the product candidates and any companion diagnostic tests that we may develop and for which we obtain regulatory approval could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We face potential liability related to the privacy of health information we obtain from clinical trials sponsored by us or our collaborators, from research institutions and our collaborators, and directly from individuals.

We and our partners and vendors are subject to various federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address data privacy and security). If we fail to comply with these laws and regulations we may be subject to litigation, regulatory investigations, enforcement notices, enforcement actions, fines, and criminal or civil penalties, as well as negative publicity and a potential loss of business.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, most healthcare providers, including research institutions from which we or our collaborators obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. Under HIPAA, we could potentially face substantial criminal or civil penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information, or otherwise violate applicable HIPAA requirements related to the protection of such information. Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure may constitute a violation of the Federal Trade Commission Act.

In addition, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information. These state laws include the recently enacted California Consumer Privacy Act, which establishes additional data privacy rights for residents of the State of California. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

Our clinical trial programs and research collaborations outside the United States may implicate international data protection laws, including, in Europe, the General Data Protection Regulation, or GDPR, which became effective in 2018. The GDPR imposes stringent operational requirements for processors and controllers of personal data. Among other things, the GDPR requires detailed notices for clinical trial subjects and investigators, as well as requirements regarding the security of personal data and notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects. If our privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices, and/or enforcement actions requiring us to change the way we use personal data and/or fines. In addition to statutory enforcement, a personal data breach can lead to negative publicity and a potential loss of business. Further, following the United Kingdom’s withdrawal from the E.U. effective as of December 31, 2020, we will have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, which may have differing requirements. If we fail to comply with United Kingdom data protection laws we may be subject to litigation, regulatory investigations, enforcement notices, and/or enforcement actions, as well as negative publicity and a potential loss of business.

We are also subject to evolving EEA laws on data export, as we may transfer personal data from the EEA to other jurisdictions. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. For example, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to United States entities who had self-certified under the Privacy Shield scheme. Moreover, it is uncertain whether the standard contractual clauses will also be invalidated by the European courts or legislature. As government authorities issue further guidance on personal data export mechanisms and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. These laws and regulations may apply, not only to us, but also to vendors that store or otherwise process data on our behalf, such as information technology vendors. If such a vendor misuses data we have provided to it, or fails to safeguard such data, we may be subject to litigation, regulatory investigations, enforcement notices, and/or enforcement actions, as well as negative publicity and a potential loss of business.

We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend, and could result in adverse publicity that could harm our business. Moreover, even if we take all necessary action to comply with regulatory requirements, we could be subject to a hack or data breach, which could subject us to fines and penalties, as well as reputational damage.

If we or any collaborators fail to comply with applicable federal, state, or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or any collaborators’ ability to seek to commercialize our clinical candidates. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business.

Risks Related to Commercialization of Our Product Candidates

We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to discover, develop and obtain marketing approval for new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations. These organizations may have significantly greater resources than we do and conduct similar research, seek patent protection and establish collaborative arrangements for research, development, manufacturing, and marketing of products that compete with our product candidates. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

With the proliferation of new oncology drugs and therapies, we expect to face increasingly intense competition as new technologies become available. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete, less competitive or uneconomical. Our competitors may, among other things:

•	have significantly greater financial, manufacturing, marketing, drug development, technical, and human resources than we do;

•	develop and commercialize products that are safer, more effective, less expensive, more convenient or easier to administer, or have fewer or less severe side effects;

•	obtain quicker regulatory approval;

•	establish superior proprietary positions covering our products and technologies;

•	implement more effective approaches to sales and marketing; or

•	form more advantageous strategic alliances.

Should any of these factors occur, our business, financial condition, and results of operations could be materially adversely affected.

In addition, any collaborators may decide to market and sell products that compete with the product candidates that we have agreed to license to them, and any competition by our collaborators could also have a material adverse effect on our future business, financial condition, and results of operations.

Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected and our business may suffer.

We intend to initially focus our product candidate development on treatments for various oncology indications. Our projections of addressable patient populations that may benefit from treatment with our product candidates are based on our estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, and market research, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. Additionally, the potentially addressable patient population for our product candidates may not ultimately be amenable to treatment with our product candidates. Our market opportunity may also be limited by future competitor treatments that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for any product candidate that we or our strategic partners develop could be significantly diminished and have an adverse material impact on our business.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.

Cancer therapies are sometimes characterized by line of therapy (first, second, third, fourth, etc.), and the FDA often initially approves new therapies only for use in a particular line or lines of therapy. When cancer is detected early enough, first line therapy is sometimes adequate to provide a cure or prolong life without a cure. Whenever first line therapy (typically chemotherapy, hormone therapy, surgery, or a combination of these) proves unsuccessful, second line therapy (typically more chemotherapy, radiation, antibody drugs, tumor targeted small molecules, or a combination of these) may be administered. Third or fourth line therapies can include bone marrow transplantation, antibody and small molecule targeted therapies, more invasive forms of surgery, and new technologies. We may initially seek approval of our product candidates as a third line therapy for patients who have failed other approved treatments. Subsequently, for product candidates that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second and first line therapy. However, there is no guarantee that our product candidates, even if initially approved, would be subsequently approved as a second or first line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval as a second or first line therapy. Because the potentially addressable patient target population for our product candidates may be limited to patients who are ineligible for or have failed prior treatments, even if we obtain significant market share for our product candidates, we may never achieve profitability.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms, and product candidates that we identify for specific indications. Additionally, we have contractual commitments under our collaboration agreements to use commercially reasonable efforts to develop certain programs and thus, do not have unilateral discretion to vary from such agreed to efforts. In addition, we have contractual commitments to conduct certain development plans, and thus may not have discretion to modify such development plans, including clinical trial designs, without agreement from our collaboration partners. As a result, we may forego or delay pursuit of opportunities with other therapeutic platforms or product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms, and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Even if approved, our products may not gain market acceptance, in which case we may not be able to generate product revenues, which will materially adversely affect our business, financial condition, and results of operations.

Even if the FDA or any other regulatory authority approves the marketing of any product candidates that we develop on our own or with a collaborator, physicians, healthcare providers, patients, or the medical community may not accept or use them. Additionally, the product candidates that we are developing are based on our proprietary ARC platform, which is a new technology. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of any of our product candidates will depend on a variety of factors, including:

•	the timing of market introduction;

•	the terms of any approvals and the countries in which approvals are obtained;

•	the number and clinical profile of competing products;

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•	relative convenience and ease of administration;

•	cost-effectiveness;

•	patient diagnostics and screening infrastructure in each market;

•	marketing and distribution support;

•	adverse publicity about our product candidates;

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availability of coverage, adequate reimbursement and sufficient payment from health maintenance organizations and other insurers, both public and private, for our product candidates, or the procedures utilizing our product candidates, if approved;

•	the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities; and

•	other potential advantages over alternative treatment methods.

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

We currently have no marketing, sales, or distribution infrastructure and we intend to either establish a sales and marketing infrastructure or outsource this function to a third party. Either of these commercialization strategies carries substantial risks to us.

We currently have no marketing, sales, and distribution capabilities because all of our product candidates are still in clinical or preclinical development. If any of our product candidates are approved, we intend to either establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates in a legally compliant manner, or to outsource this function to a third party. There are risks involved if we decide to establish our own sales and marketing capabilities or enter into arrangements with third parties to perform these services. To the extent that we enter into collaboration agreements with respect to marketing, sales or distribution, our product revenue may be lower than if we directly marketed or sold any approved products. Such collaborative arrangements with partners may place the commercialization of our products outside of our control and would make us subject to a number of risks including that we may not be able to control the amount or timing of resources that our collaborative partner devotes to our products or that our collaborator’s willingness or ability to complete its obligations, and our obligations under our arrangements may be adversely affected by business combinations or significant changes in our collaborator’s business strategy.

If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses, which would have a material adverse effect on our business, financial condition, and results of operations.

Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Jurisdictions in addition to the United States have established abbreviated pathways for regulatory approval of biological products that are biosimilar to earlier approved reference products. For example, the European Union has had an established regulatory pathway for biosimilars since 2004. However, biosimilars can only be authorized once the period of data exclusivity on the reference biological medicine has expired.

The increased likelihood of biosimilar competition has increased the risk of loss of innovators’ market exclusivity. Due to this risk, and uncertainties regarding patent protection, if our clinical candidates are approved for marketing, it is not possible to predict the length of market exclusivity for any particular product with certainty based solely on the expiration of the relevant patent(s) or the current forms of regulatory exclusivity. It is also not possible to predict changes in United States regulatory law that might reduce biological product regulatory exclusivity. The loss of market exclusivity for a product would likely materially and negatively affect revenues and we may not generate adequate or sufficient revenues from them or be able to reach or sustain profitability.

Risks Related to Our Dependence on Third Parties

We rely on third-parties to manufacture our product candidates. Any failure by a third-party manufacturer to produce acceptable drug substance for us or to obtain authorization from the FDA or comparable regulatory authorities may delay or impair our ability to initiate or complete our clinical trials, obtain regulatory approvals or commercialize approved products.

We do not currently own or operate any GMP manufacturing facilities nor do we have any in-house GMP manufacturing capabilities. We rely on our strategic partners to manufacture product candidates licensed to them or work with multiple third-party contract manufacturers to produce sufficient quantities of materials required for the manufacture of our product candidates for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards, and intend to do so for the commercial manufacture of our products, if approved. If we are unable to arrange for such third-party manufacturing sources, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of product candidate or we may be delayed in doing so. Such failure or substantial delay could materially harm our business.

We rely on third parties for biological materials that are used in our discovery and development programs. These materials can be difficult to produce and occasionally have variability from the product specifications. Any disruption in the supply of these biological materials consistent with our product specifications could materially adversely affect our business. Although we have control processes and screening procedures, biological materials are susceptible to damage and contamination and may contain active pathogens. We may also have lower yields in manufacturing batches, which can increase our costs and slow our development timelines. Improper storage of these materials, by us or any third-party suppliers, may require us to destroy some of our biological raw materials or product candidates.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality control and assurance, volume production, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates in accordance with our product specifications) and the possibility of termination or nonrenewal of the agreement by the third party at a time that is costly or damaging to us.

In addition, the FDA and other regulatory authorities require that our product candidates be manufactured according to cGMPs and similar foreign standards relating to methods, facilities, and controls used in the manufacturing, processing, and packing of the product, which are intended to ensure that biological products are safe and that they consistently meet applicable requirements and specifications.

Pharmaceutical manufacturers are required to register their facilities and products manufactured at the time of submission of the marketing application and then annually thereafter with the FDA and certain state and foreign agencies. If the FDA or a comparable foreign regulatory authority does not approve our proposed contract manufacturer’s facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for, or market our product candidates, if approved. Any discovery of problems with a product, or a manufacturing or laboratory facility used by us or our strategic partners, may result in restrictions on the product or on the manufacturing or laboratory facility, including marketed product recall, suspension of manufacturing, product seizure, or a voluntary withdrawal of the drug from the market. We may have little to no control regarding the occurrence of third-party manufacturer incidents.

If we were unable to find an adequate replacement or another acceptable solution in time, our clinical trials could be delayed, or our commercial activities could be harmed. In addition, the fact that we are dependent on our collaborators, our suppliers, and other third parties for the manufacture, filling, storage, and distribution of our product candidates means that we are subject to the risk that the products may have manufacturing defects that we have limited ability to prevent or control. The sale of products containing such defects could adversely affect our business, financial condition, and results of operations. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates.

Pharmaceutical manufacturers are also subject to extensive post-marketing oversight by the FDA and comparable regulatory authorities in the jurisdictions where the product is marketed, which include periodic unannounced and announced inspections by the FDA to assess compliance with cGMP requirements. If an FDA inspection of a manufacturer’s facilities reveals conditions that the FDA determines not to comply with applicable regulatory requirements, the FDA may issue observations through a Notice of Inspectional Observations, commonly referred to as a “Form FDA 483” report. If observations in the Form FDA 483 report are not addressed in a timely manner and to the FDA’s satisfaction, the FDA may issue a Warning Letter or proceed directly to other forms of enforcement action. Any failure by one of our contract manufacturers to comply with cGMP or to provide adequate and timely corrective actions in response to deficiencies identified in a regulatory inspection could result in further enforcement action that could lead to a shortage of products and harm our business, including withdrawal of approvals previously granted, seizure, injunction or other civil or criminal penalties. The failure of a manufacturer to address any concerns raised by the FDA or foreign regulators could also lead to plant shutdown or the delay or withholding of product approval by the FDA in additional indications, or by foreign regulators in any indication. Certain countries may impose additional requirements on the manufacturing of drug products or drug substances, and on manufacturers, as part of the regulatory approval process for products in such countries. The failure by our third-party manufacturers to satisfy such requirements could impact our ability to obtain or maintain approval of our products in such countries.

We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements, or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers may require us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors, or if we are liquidated.

There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. If any of our relationships with these third-party laboratories, CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative laboratories, CROs, or investigators or to do so in a timely manner or on commercially reasonable terms. If laboratories, CROs, or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our preclinical or clinical protocols, regulatory requirements or for other reasons, our preclinical or clinical trials may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed. Switching or adding additional laboratories or CROs (or investigators) involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new laboratory or CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our contracted laboratories and CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, and prospects.

In addition, clinical investigators may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the preclinical study or clinical trial, the integrity of the data generated at the applicable preclinical study or clinical trial site may be questioned and the utility of the preclinical study or clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent us from commercializing our clinical-stage product candidate or any future product candidates.

We may not realize the benefits of any existing or future collaborative or licensing arrangement, and if we fail to enter into new strategic relationships our business, financial condition, commercialization prospects, and results of operations may be materially adversely affected.

Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. Therefore, for some of our product candidates, we may decide to enter into new collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of those product candidates. For instance, we have a discovery collaboration with Takeda pursuant to which we are collaborating on the development of certain product candidates, we are obligated to conduct certain development activities, and pursuant to which Takeda has an option to acquire a commercial license to these product candidates.

We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. We may also be restricted under existing and future collaboration agreements from entering into agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all. If our strategic collaborations do not result in the successful development and commercialization of product candidates, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. Moreover, our estimates of the potential revenue we are eligible to receive under our strategic collaborations may include potential payments related to therapeutic programs for which our collaborators have discontinued development or may discontinue development in the future. If that were to occur, we may have to curtail the development of a particular product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.

In instances where we do enter into collaborations, we could be subject to the following risks, each of which may materially harm our business, commercialization prospects, and financial condition:

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we may not be able to control the amount and timing of resources that is required of us to complete our development obligations or that the collaboration partner devotes to the product development or marketing programs;

•	the collaboration partner may experience financial difficulties;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

•	we may be required to relinquish important rights such as marketing, distribution, and intellectual property rights;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	a collaborator could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors;

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we and our collaboration partner may disagree regarding the development plan for product candidates on which we are collaborating (for example, we may disagree with a collaboration partner regarding target indications, inclusion or exclusion criteria for a clinical trial, or the decision to seek front line therapy approval versus second, third, or fourth line therapy approval);

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect our willingness to complete our obligations under any arrangement; or

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the results, revenue, or specific net income that justifies such transaction.

To date, we have relied on one single-source supplier for bulk drug substance. The loss of this supplier or its failure to supply us with BDS on a timely basis could cause our ability to develop our product candidates and adversely affect our business.

We depend on one single-source supplier for bulk drug substance, or BDS. Although we believe that we have a substantial reserve of BDS to support our current clinical trial programs, there can be no assurance that our supply of BDS will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. Additionally, we do not have any control over the process or timing of the acquisition or manufacture of materials by our supplier, and cannot ensure that it will deliver to us the BDS we order on time, or at all. The loss of BDS provided by this supplier could require us to change the design of our product candidate development process based on the functions, limitations, features, and specifications of the replacement.

In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources, or reduced manufacturing yields, any of which would negatively impact our operating results. Our reliance on this single-source supplier exposes us to certain risks, including the following:

•	our supplier may cease or reduce production or deliveries, raise prices, or renegotiate terms;

•	we may be unable to locate a suitable replacement on acceptable terms or on a timely basis, if at all;

•	if there is a disruption to our single-source supplier’s operations, and if we are unable to enter into arrangements with alternative suppliers, we may need to halt our clinical trial programs;

•	delays caused by supply issues may harm our reputation, frustrate our customers, and cause them to turn to our competitors for future projects; and

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our ability to develop our product candidates could be materially and adversely impacted if the single-source supplier upon which we rely were to experience a significant business challenge, disruption or failure due to issues such as financial difficulties or bankruptcy, issues relating to other customers such as regulatory or quality compliance issues, or other financial, legal, regulatory, or reputational issues.

Moreover, to meet anticipated demand, our single-source supplier may need to increase manufacturing capacity, which could involve significant challenges. This may require us and our supplier to invest substantial additional funds and hire and retain the technical personnel who have the necessary experience. Neither we nor our supplier may successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all.

If we are unable to obtain sufficient raw and intermediate materials on a timely basis or if we experience other manufacturing or supply difficulties, our business may be adversely affected.

The manufacture of certain of our product candidates requires the timely delivery of sufficient amounts of raw and intermediate materials. We work closely with our suppliers to ensure the continuity of supply, but cannot guarantee these efforts will always be successful. Further, while efforts are made to diversify our sources of raw and intermediate materials, in certain instances we acquire raw and intermediate materials from a sole supplier. While we believe that alternative sources of supply exist where we rely on sole supplier relationships, there can be no assurance that we will be able to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture our product candidates in a timely or cost-effective manner.

Supply sources could be interrupted from time to time and, if interrupted, there is no guarantee that supplies could be resumed within a reasonable time frame and at an acceptable cost or at all.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event a new supplier must be used. The time and effort to qualify a new supplier could result in additional costs, diversion of resources, or reduced manufacturing yields, any of which would negatively impact our operating results. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing, and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

Risks Related to Intellectual Property and Information Technology

We rely on patents and other intellectual property rights to protect our technology, including product candidates and our ARC and GADLEN platforms, the prosecution, enforcement, defense, and maintenance of which may be challenging and costly. Failure to protect or enforce these rights adequately could harm our ability to compete and impair our business.

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for technology related to our product candidates, including, but not limited to, our ARC and GADLEN platforms, product candidates, methods used to manufacture those product candidates, formulations thereof, and the methods for treating patients using those product candidates. Given that the development of our technology and product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our technology and product candidates is also at an early stage. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel platform technologies and product candidates that are important to our business. The patent prosecution process is expensive and time-consuming, and we may not be able to prepare, file, and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, during the patent prosecution process, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections.

The issuance, scope, validity, enforceability, and commercial value of our current or future patent rights are highly uncertain. It is possible that we will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and product candidates. The patent examination process may require us to narrow the scope of the claims of our pending and future patent applications, which may limit the scope of patent protection that may be obtained. Further, even if we obtain patents with sufficient scope to protect our technology or product candidates in their present forms, future technical changes to our technology or product candidates may render the patent coverage inadequate.

We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate or narrow the scope of a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate opposition, interference, re-examination, post-grant review, inter partes review, nullification, or derivation actions in court or before patent offices, or similar proceedings challenging the validity, ownership, enforceability, or scope of such patents, which may result in the patent claims being narrowed, invalidated, or held unenforceable or circumvented. Because patent applications in the United States and other jurisdictions are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file any patent applications related to such inventions. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. Furthermore, even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. Additionally, our competitors or other third parties may be able to evade our patent rights by developing new antibodies, biosimilar antibodies, or alternative technologies or products in a non-infringing manner.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or our licensors may need the cooperation of any such co-owners of our owned and in-licensed patents in order to enforce such patents against third parties, and such cooperation may not be provided to us or our licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other provisions during the patent application process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO, foreign patent offices and patent courts or other authorities in granting patents and ruling on claim scope and validity are not always applied uniformly or predictably. Patent positions of life sciences companies can be uncertain and involve complex factual, scientific, and legal questions. Changes in either the patent laws or their interpretation in any jurisdiction that we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patents and any that we may license.

Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our product candidates.

We may become involved in lawsuits to protect or enforce our issued patents relating to one or more of our product candidates or our proprietary platforms, including our ARC and GADLEN platforms, which could ultimately render our patents invalid or unenforceable and adversely affect our competitive position. Intellectual property litigation or other legal proceedings could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Competitors may infringe our patents or other intellectual property that relate to our ARC and GADLEN platforms and product candidates, their respective methods of use, manufacture, and formulations thereof. To protect our competitive position and counter infringement or unauthorized use, we may from time to time need to resort to litigation to enforce or defend any patents or other intellectual property rights owned or licensed by us by filing infringement claims. As enforcement of intellectual property rights is difficult, unpredictable, time-consuming, and expensive, we may fail in enforcing our rights, in which case our competitors may be permitted to use our technology without being required to pay us any license fees. In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our product candidates or methods, or our ARC or GADLEN platform, and then compete directly with us, without payment to us.

Even if resolved in our favor, such litigation and other legal proceedings may cause us to incur significant expenses and would be likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities, and may impact our reputation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we were to initiate legal proceedings against a third party to enforce a patent related to one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States or in certain jurisdictions in Europe, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, novelty, non-obviousness, written description or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar invalidity and/or unenforceability claims before administrative bodies in the United States or abroad, even outside the context of litigation through opposition, interference, re-examination, post-grant review, inter partes review, nullification, or derivation actions or proceedings. The outcome following legal assertions of invalidity and unenforceability during patent litigation or administrative proceedings is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our technologies, product candidates, methods or certain aspects of our ARC or GADLEN platform. Such a loss of patent protection could have a material adverse impact on our business.

There is also a risk that, even if the validity of our patents is upheld, the court will construe our patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover our own products or the other party’s products. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

We may fail to identify relevant third-party patents or may incorrectly interpret the relevance, scope, or expiration of a third-party patent which might adversely affect our ability to develop our ARC and GADLEN platforms and product candidates.

We cannot guarantee that our operations and activities do not, or will not in the future, infringe existing or future patents. We also cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to our ARC or GADLEN platform or necessary for the commercialization of our product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with our ability to make, use, and sell our product candidates. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents are issued. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, and unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates, or the use thereof. As such, there may be applications of third parties now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit, or otherwise interfere with our ability to make, use, or sell our product candidates.

The scope of a patent claim is determined by an interpretation of law and, among other considerations, the written disclosure in a patent and the patent’s prosecution history. The claim scope sought in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance, including through interferences, post-grant proceedings, opposition proceedings, or other intellectual property proceedings to address issues or errors that may render claims of the issued patent either wholly or partially invalid or unenforceable. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our platform technologies, product candidates and their respective methods of use, manufacture, and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Intellectual property rights of third parties could adversely affect our ability to develop or commercialize our product candidates, such that we could be required to litigate or obtain licenses from third parties in order to develop or market our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market, and sell our product candidates without infringing, or otherwise violating the intellectual property and other proprietary rights of third parties. Our competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover our methods or product candidates or elements thereof, our manufacture or uses relevant to our development plans, our product candidates or other attributes of our product candidates, or our ARC or GADLEN platform. In such cases, we may not be in a position to develop or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, which can be expensive and time-consuming, or have to enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates. Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. For example, we are aware of a patent application recently allowed in the United States that, when issued, may impact our competitive position with respect to SL-172154. The allowed application lists claims that generally relate to methods of using fusion proteins to treat certain types of cancer. While we believe that the allowed claims may not be valid and that they may be reasonably challenged for validity, there can be no assurance that any such challenge would be successful, in which case we may be required to obtain a license in order to commercialize our product candidate, if approved.

If we are sued for patent infringement, we would need to demonstrate that our product candidates or platform technologies either do not infringe the patent claims of a relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. We may not have sufficient resources to bring these actions to a successful conclusion. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage or continue costly, unpredictable, and time-consuming litigation and may be prevented from or experience substantial delays in marketing our product candidates.

Our involvement in litigation, and in any interferences, post-grant proceedings, opposition proceedings, or other intellectual property proceedings inside and outside of the United States may divert management from focusing on business operations, and even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Any current and potential intellectual property litigation also could force us to do one or more of the following:

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stop marketing, selling, incorporating, manufacturing, or using our product candidates or any products, if approved, in the United States and/or other jurisdictions that use the subject intellectual property;

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obtain from a third party asserting its intellectual property rights, a license to sell or use the relevant technology, including the obligation to pay royalties, which license may not be available on reasonable terms, or at all, or may be non-exclusive thereby giving our competitors access to the same technologies licensed to us;

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redesign those products or processes that use any allegedly infringing or misappropriated technology, which may result in significant cost or delay to us, or which redesign could be impossible or technically infeasible; or

•	pay damages, including the possibility of treble damages and attorneys’ fees in a patent case if a court finds us to have willfully infringed certain intellectual property rights.

We may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We own and are pursuing rights to the intellectual property, including patent applications relating to our ARC platform and our product candidates. From time to time, we may be required to license technologies relating to our therapeutic research programs from additional third parties to further develop or commercialize our platform technologies and product candidates. The targets of our product candidates have also been the subject of research by many companies that have filed patent applications or have patents related to such targets and therapeutic methods relating to those targets. There can be no assurance any such patents will not be asserted against us or that we will not need to seek licenses from such third parties. We may not be able to secure such licenses on acceptable terms, if at all, and any such litigation would be costly and time-consuming.

Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use, or sell our product candidates, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain, or use these proprietary rights. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, we may have to abandon development of that product candidate or program and our business and financial condition could suffer.

We depend on intellectual property licensed from third parties and if we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidates or we could lose certain rights to grant sublicenses.

Our current licenses impose, and any future licenses we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and/or other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture, and sell any future products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot determine currently the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may rely on third parties from whom we license proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property rights we license from them. We may have limited control over these activities or any other intellectual property rights that may be related to our in-licensed intellectual property rights. For example, we cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property rights that may be licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if we conduct them ourselves.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential collaborators, partners, or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our current trademarks throughout the world.

During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in both the

USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar medications. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent life to protect our product candidates and any products, if approved, our business and results of operations will be adversely affected. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration, and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents, or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect. While we will endeavor to try to protect our technologies, products and product candidates with intellectual property rights such as patents throughout the world, as appropriate, the process of obtaining patents is time-consuming, expensive, and sometimes unpredictable in other countries. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all markets. As such, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

International applications under the Patent Cooperation Treaty, or PCT, are usually filed within 12 months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in additional jurisdictions where we believe our product candidates may be marketed. We have not, and will not, file for patent protection in all national and regional jurisdictions where such protection may be available. Filing, prosecuting, and defending patents on all of our research programs and product candidates in all countries throughout the world would be prohibitively expensive, and, therefore, the scope and strength of our intellectual property rights will vary from jurisdiction to jurisdiction. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. It is common that depending on the country, the scope of patent protection may vary for the same product candidate and/or technology. As such, we do not know the degree of future protection that we will have on our technologies and product candidates in different jurisdictions.

Competitors may use our or our collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we or our collaboration partners have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our or our collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions, particularly certain developing countries, do not protect intellectual property rights, particularly those relating to pharmaceuticals or biologics, to the same extent as laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain significant commercial advantage from the intellectual property that we develop or license.

Some countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time consuming. If we were unsuccessful, we could lose valuable rights in intellectual property that we regard as our own. In addition, interferences, post-grant proceedings, opposition proceedings, derivation proceedings, or other intellectual property proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications.

The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•	others may be able to make product candidates similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	the patents of third parties may have an adverse effect on our business;

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we or any future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating, or otherwise violating our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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we cannot predict the degree and range of protection any issued patents will afford us against competitors, whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications, or whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	third parties performing manufacturing or testing for us using our product candidates or technologies could use the intellectual property of others without obtaining a proper license; and

•	we may not develop additional technologies that are patentable.

Should any of these events occur, they could significantly harm our business, results of operations, and prospects.

Composition of matter patents for biological and pharmaceutical products such as our product candidates are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our pending patent applications covering composition of matter of our product candidates will be considered patentable by the USPTO or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological complexity and legal complexity. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain.

In September 2011, the America Invents Act, or the AIA, was enacted in the United States, resulting in significant changes to the U.S. patent system. An important change introduced by the AIA was a transition to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention, which went into effect on March 16, 2013. Therefore, a third party that now files a patent application in the USPTO before we do could be awarded a patent covering an invention of ours even if we created the invention before it was created by the third party. While we are cognizant of the time from invention to filing of a patent application, circumstances could prevent us from promptly filing patent applications for our inventions.

Among some of the other changes introduced by the AIA were changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its continued implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications, and the patent applications of our collaborators, and the enforcement or defense of our issued patents.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Similarly, there is complexity and uncertainty related to European patent laws. For example, European patent laws are stringent in the type of amendments that are allowed during prosecution, and the complexity and uncertainty of European patent laws has also increased in recent years. These limitations and requirements could adversely affect our ability to obtain new patents in the future that may be important for our business.

We may rely on trade secret and proprietary know-how, which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed to be of limited value, to maintain our competitive position with respect to our research programs and product candidates. Elements of our product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees or by other third parties of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus adversely eroding our competitive position in our market.

Trade secrets and/or confidential know-how can be difficult to protect or maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, we generally require our employees, consultants, contractors, collaborators, advisors, and other third parties to enter into confidentiality agreements with us. Despite these efforts, any of these parties may unintentionally or willfully breach the agreements and disclose our confidential information, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is also expensive, time-consuming, and unpredictable.

The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. The laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, some courts inside and outside the United States are less willing or are unwilling to protect trade secrets or other proprietary information.

Trade secrets can over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our employees, consultants, contractors, collaborators, advisors, and other third parties to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our product candidates and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

In addition, our competitors may independently develop substantially equivalent trade secrets, proprietary information, or know-how and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how. Under certain circumstances and to make it more likely that we have our freedom to operate, we may also decide to publish some know-how to make it difficult for others to obtain patent rights covering such know-how, at the risk of potentially exposing our trade secrets to our competitors.

We may be subject to third-party claims asserting that our employees, consultants, contractors, collaborators, or advisors have misappropriated or wrongfully used or disseminated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, including our senior management, were previously employed at universities or at other biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure, and non-competition agreements in connection with such previous employment. Similarly, we work with consultants, contractors, collaborators, advisors, or other third parties who have worked with, and do currently work with, other companies, including our competitors or potential competitors, and have executed proprietary rights, non-disclosure, and non-competition agreements in connection with such other companies. Although we try to ensure that our employees, consultants, contractors, collaborators, advisors, or other third parties do not use or disclose the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees or individuals that we work with have used or disclosed confidential information or intellectual property of others, including trade secrets or other proprietary information, or that we caused an individual to breach the terms of his or her non-competition or non-solicitation agreement with a current or former employer or competitor.

Litigation may be necessary to defend against these claims and, even if we are successful, could result in substantial costs and could be a distraction to management, our employees, and our routine business. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to develop or commercialize our technology or product candidates. Such a license may not be available on commercially reasonable terms or at all. Moreover, any such litigation or the threat thereof may adversely affect our reputation and our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations, and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents within prescribed time limits. If we fail to maintain the patents and patent applications covering our product candidates or if we otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would have an adverse effect on our business.

Our information technology systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches, which could adversely affect our business.

We collect and maintain information in digital form that is necessary to conduct our business, and we are dependent on our information technology systems and those of third parties to operate our business. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including intellectual property, proprietary business information, and personal information, and data to comply with cGMP and data integrity requirements. It is critical that we do so in a secure manner to maintain data security and data integrity of such information. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent a data compromise. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Despite the implementation of security measures, our information technology systems and data and those of our current or future CROs or other contractors and consultants are vulnerable to compromise or damage from computer hacking, malicious software, fraudulent activity, employee misconduct, human error, telecommunication and electrical failures, natural disasters, or other cybersecurity attacks or accidents. Future acquisitions could expose us to additional cybersecurity risks and vulnerabilities from any newly acquired information technology infrastructure. Cybersecurity attacks are constantly increasing in sophistication and are made by groups and individuals with a wide range of motives (including industrial espionage) and expertise, including by organized criminal groups, “hacktivists,” nation states, and others. As a company with an increasingly global presence, our systems are subject to frequent attacks and have been targeted been foreign actors for purposes of economic espionage. Due to the nature of some of these attacks, there is a risk that an attack may remain undetected for a period of time. While we continue to make investments to improve the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches.

Any cybersecurity incident could adversely affect our business, by leading to, for example, the loss of trade secrets or other intellectual property, demands for ransom or other forms of blackmail, or the unauthorized disclosure of personal or other sensitive information of our employees, clinical trial patients, customers, and others. Although to our knowledge we have not experienced any material cybersecurity incident to date, if such an event were to occur, it could seriously harm our development programs and our business operations. We could be subject to regulatory actions taken by governmental authorities, litigation under laws that protect the privacy of personal information, or other forms of legal proceedings, which could result in significant liabilities or penalties. Further, a cybersecurity incident may disrupt our business or damage our reputation, which could have a material adverse effect on our business, prospects, operating results, share price, stockholder value, and financial condition. We could also incur substantial remediation costs, including the costs of investigating the incident, repairing or replacing damaged systems, restoring normal business operations, implementing increased cybersecurity protections, and paying increased insurance premiums.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors listed below and other factors describe in this “Risk Factors” section:

•	the commencement, enrollment, or results of current and future preclinical studies and clinical trials and trials we may conduct, or changes in the development status of our product candidates;

•

any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including, without limitation, the issuance by the FDA of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials;

•	our decision to initiate a preclinical study or clinical trial, not to initiate a preclinical study or clinical trial or to terminate an existing preclinical study or clinical trial;

•

adverse actions taken by regulatory agencies with respect to our preclinical studies or clinical trials, manufacturing supply chain or sales and marketing activities, including failure to receive regulatory approval of our product candidates;

•	changes in laws or regulations, including, but not limited to, preclinical study or clinical trial requirements for approvals;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	manufacturing, supply or distribution shortages;

•	our failure to commercialize our product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	variations in our results of operations;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or immuno-oncology in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, or capital commitments;

•	our inability to establish collaborations, if needed;

•	our ability to effectively manage our growth;

•	the size and growth of our initial cancer target markets;

•	our ability to successfully treat additional types of cancers or at different stages;

•	changes in the market valuations of similar companies;

•	press reports, whether or not true, about our business;

•	sales or perceived potential sales of our common stock by us or our stockholders in the future;

•	overall fluctuations in the equity markets;

•	ineffectiveness of our internal controls;

•	changes in accounting practices or principles;

•	changes or developments in the global regulatory environment;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The Nasdaq Stock Market, or Nasdaq, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on, and may lose some or all of, your investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of October 2, 2020, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates owned approximately 54.4% of our outstanding voting stock and, upon the closing of this offering, that same group will own approximately 38.4% of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Future sales of our common stock in the public market could cause our common stock price to fall.

Our common stock price could decline as a result of sales of a large number of shares of common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, 39,961,885 shares of our common stock will be outstanding (or 41,744,237 shares if the underwriters exercise their option to purchase additional shares from us in full), based on the number of shares outstanding as of October 2, 2020.

All shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as defined in Rule 144 under the Securities Act. The resale of the remaining 28,079,533 shares, or 70.3% of our outstanding shares of common stock following this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by certain of our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters in connection with this offering. However, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning 181 days after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see “Shares Eligible for Future Sale.”

Upon the completion of this offering, the holders of approximately 21,942,026 shares, or 54.9% of our outstanding shares following this offering, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to the lock-up agreements described under “Underwriting.”

In addition, in the future, we may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our common stock to decline.

There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to acquire other companies, products, or technologies by using our common stock as consideration.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the net proceeds from this offering in ways with which investors disagree.

We intend to use a portion of the net proceeds from this offering to advance SL-172154 through the completion of our ongoing and planned Phase 1 clinical trials and to commence a Phase 2 clinical program, to advance SL-279252 through the completion of our ongoing Phase 1 clinical trial, and to develop and advance additional product candidates derived from our platforms through IND-enabling studies and to commence Phase 1 clinical trials. See “Use of Proceeds.” However, within the scope of our plan, and in light of the various risks to our business, including those discussed in this “Risk Factors” section and elsewhere in this prospectus, our management will have broad discretion over the use of net proceeds from this offering, and could spend the net proceeds in ways our stockholders may not agree with or that do not yield a favorable return, if at all. If we do not invest or apply the net proceeds from this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

The initial public offering price of $17.00 per share is substantially higher than the net tangible book value per share of our outstanding common stock immediately following the completion of this offering. If you purchase shares of common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $9.35 per share as of June 30, 2020. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution when those holding stock options exercise their right to purchase common stock under our equity incentive plans or when we otherwise issue additional shares of common stock. See “Dilution.”

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of our initial public offering. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded to emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The requirements of being a public company may strain our resources, result in more litigation, and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in future filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2021. When we lose our status as an “emerging growth company” and a “smaller reporting company” and become an “accelerated filer” or a “large accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. As a result, any investment return on our common stock will depend upon increases in the value for our common stock, which is not certain.

Provisions in our second amended and restated certificate of incorporation and our amended and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our second amended and restated certificate of incorporation and our amended and restated bylaws, each to be in effect immediately prior to the completion of this offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay, or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	establish a staggered Board divided into three classes serving staggered three-year terms, such that not all members of the Board will be elected at one time;

•

authorize our Board to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	eliminate the ability of our stockholders to fill vacancies on our Board;

•	establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;

•	permit our Board to establish the number of directors;

•	provide that our Board is expressly authorized to make, alter or repeal our amended bylaws;

•	provide that stockholders can remove directors only for cause and only upon the approval of not less than 66 2⁄3 of all outstanding shares of our voting stock;

•	require the approval of not less than 66 2/3 of all outstanding shares of our voting stock to amend our bylaws and specific provisions of our certificate of incorporation; and

•	limit the jurisdictions in which certain stockholder litigation may be brought.

As a Delaware corporation, we will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of our company.

Our second amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our second amended and restated certificate of incorporation, to be in effect immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (3) any action asserting a claim against us or any director, officer, or other employee arising pursuant to the Delaware General Corporation Law, (4) any action to interpret, apply, enforce, or determine the validity of our second amended and restated certificate of incorporation or amended and restated bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our second amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our second amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

As of December 31, 2019, we had U.S. federal and state net operating loss, or NOL, carryforwards of $14.0 million and $0.2 million, respectively, which may be available to offset future taxable income. As of December 31, 2019, we also had federal tax credits of $2.3 million, which may be used to offset future tax liabilities. These NOLs and tax credit carryforwards will begin to expire in 2036.

Use of our NOL carryforwards and tax credit carryforwards depends on many factors, including having current or future taxable income, which cannot be assured. Our U.S. NOL and tax credit carryforwards could expire unused and be unavailable to offset future taxable income or income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. In addition, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is limited to 80% of our taxable income in such year (after taking into account utilization of NOLs generated in taxable years beginning before January 1, 2018), where taxable income is determined without regard to such NOL deduction itself. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and certain corresponding provisions of state law, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOL and tax credit carryforwards to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders (or groups of stockholders), each of whom owns at least 5% of a corporation’s stock, increases by more than 50 percentage points over its lowest ownership percentage within a specified testing period. We believe we have experienced ownership changes in the past, and we believe it is likely that we will experience an additional ownership change in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOL and tax credit carryforwards if we undergo an additional ownership change as a result of this offering.

If we earn taxable income in the future, we expect that our ability to use existing NOL and tax credit carryforwards to offset such taxable income will be materially limited as a result of these ownership changes. The application of such limitations may cause U.S. federal income taxes (and possibly state income taxes) to be paid by us earlier than they otherwise would be paid if such limitations were not in effect and could cause such NOLs and tax credit carryforwards to expire unused, in each case reducing or eliminating the benefit of such NOLs and tax credit carryforwards.

To the extent we are not able to offset our future taxable income with our NOLs or offset future taxes with our tax credit carryforwards, this would adversely affect our operating results and cash flows. These same risks can arise in the context of state income and franchise tax given many states conform to federal law and rely on federal authority for determining state NOLs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements, other than statements of historical facts included in this prospectus, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to products and markets, and business trends and other information referred to under the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Forward-looking statements are not historical facts, and reflect our current views with respect to future events. Given the significant uncertainties, you should not place undue reliance on these forward-looking statements.

There are a number of risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in this prospectus. Such risks, uncertainties and other factors include, among others, the following risks, uncertainties and factors:

•	the recent and ongoing COVID-19 pandemic and associated shelter-in-place orders;

•	our use of the net proceeds from this offering;

•	the timing of the initiation, progress, and expected results of our preclinical studies, our clinical trials and our research and development programs;

•	our ability to retain the continued service of our key executives and to identify, hire, and retain additional qualified professionals;

•	our ability to advance product candidates into, and successfully complete, preclinical studies and clinical trials;

•	the timing or likelihood of regulatory filings and approvals;

•	the commercialization of our product candidates, if approved;

•	our ability and the potential to successfully manufacture and supply our product candidates for clinical trials and for commercial use, if approved;

•	the pricing, coverage, and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, and product candidates;

•

the scope of protection we are able to establish and maintain for intellectual property rights covering our technology platforms, including our ARC and GADLEN platforms, and our product candidates, including the projected terms of patent protection;

•	our ability to enter into strategic arrangements and/or collaborations and to realize the potential benefits of such arrangements;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	our estimates regarding the market opportunity for our product candidates, if approved;

•	our estimates regarding expenses, capital requirements, and needs for additional financing and our ability to obtain additional capital;

•	our financial performance; and

•	developments relating to our competitors and our industry, including competing product candidates and therapies.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements expressed or implied in this prospectus, including factors disclosed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties, and other factors referred to above and elsewhere in this prospectus may not contain all of the risks, uncertainties and other factors that may affect our future results and operations. Moreover, new risks will emerge from time to time. It is not possible for our management to predict all risks. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected.

All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as required by law, we disclaim any intent to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

INDUSTRY AND MARKET DATA

We obtained the industry, market, and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry and general publications, and research, surveys, and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable. In addition, while we believe the industry, market, and competitive position data included in this prospectus is reliable and based on reasonable assumptions, we have not independently verified any third-party information, and all such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $185.7 million (or approximately $213.8 million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, together with our existing cash and cash equivalents and short-term investments, primarily as follows:

•	approximately $72.0 million to advance SL-172154 through the completion of our ongoing and planned Phase 1 clinical trials and to commence a Phase 2 clinical program;

•	approximately $11.0 million to advance SL-279252 through the completion of our ongoing Phase 1 clinical trial; and

•	approximately $35.0 million to develop and advance additional product candidates derived from our platforms through IND-enabling studies and to commence Phase 1 clinical trials.

We intend to use the remainder of the net proceeds for working capital and general corporate purposes.

Our expected use of proceeds from this offering represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We may also use a portion of the proceeds to license, acquire, or invest in complementary businesses, technology, products, or assets. However, we have no current commitments to do so. The amount and timing of our actual expenditures will depend on numerous factors. As a result, our management will have broad discretion over the use of the proceeds from this offering.

Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, will be sufficient to fund our planned operations through the end of 2024. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently. Such amount will not be sufficient for us to fund our product candidates through regulatory approval and commercialization, and we will need to raise substantial additional capital in order to do so. To obtain the capital necessary to fund our product candidates through regulatory approval and commercialization, we may need to enter into additional public or private equity offerings, debt financings, or collaborations and licensing arrangements, or seek out other capital sources.

Pending the use of the proceeds from this offering, we may invest the proceeds in a variety of capital preservation investments, including interest-bearing, investment-grade securities, certificates of deposit, or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, to fund the operations and the further development and expansion of our business. We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our Board and will depend on many factors, including our financial condition, results of operations, liquidity, earnings, projected capital and other cash requirements, legal requirements, restrictions in the agreements governing any indebtedness we may enter into, our business prospects, and other factors that our Board deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term investments and capitalization as of June 30, 2020:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 20,300,253 shares of common stock upon the closing of this offering; and

•	the filing and effectiveness of our second amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to:

•	the pro forma items described immediately above; and

•

the issuance and sale of 11,882,352 shares of our common stock in this offering, at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and Per share amounts)
Cash and cash equivalents and short-term investments	$147,534	$147,534	$333,194

Long-term liabilities	$21,966	$21,966	$21,966
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value, 1,093,019 shares authorized, 1,093,019 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as-adjusted	49,064	—	—
Series B redeemable convertible preferred stock, $0.0001 par value, 550,571 shares authorized, 550,571 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as-adjusted	34,427	—	—
Series B-1 redeemable convertible preferred stock, $0.0001 par value, 1,319,964 shares authorized, 1,319,964 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as-adjusted	82,618	—	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted.	—	—	—
Common stock, $0.0001 par value, 4,950,000 shares authorized, 7,681,021 shares issued and 7,659,195 shares outstanding, actual; 300,000,000 shares authorized, 27,959,448 shares issued and outstanding, pro forma; and 300,000,000 shares authorized, 39,841,800 shares issued and outstanding, pro forma as-adjusted	1	3	4
Additional paid-in capital	1,204	167,311	352,970
Accumulated other comprehensive income	18	18	18
Accumulated deficit	(48,252)	(48,252)	(48,252)

Total stockholders’ (deficit) equity	(47,029)	119,080	304,740

Total capitalization	$141,046	$141,046	$326,706

The outstanding share information in the table above is based on 27,959,448 shares of our common stock (including shares of our redeemable convertible preferred stock outstanding on an as-converted basis) outstanding as of June 30, 2020 and excludes the following:

•	120,085 shares of our common stock issued upon the exercise of vested stock options and settlement of vested restricted stock units subsequent to June 30, 2020;

•

1,588,142 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2020 under the 2016 Plan, at a weighted average exercise price of $2.78 per share (excluding 115,048 shares of our common stock issued upon exercise of stock options subsequent to June 30, 2020);

•	980,919 shares of our common stock issuable upon the exercise of stock options granted subsequent to June 30, 2020 under the 2016 Plan, at a weighted-average exercise price of $5.57 per share;

•

16,789 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of June 30, 2020 (excluding 5,037 shares of our common stock issued upon settlement of restricted stock units subsequent to June 30, 2020);

•

3,957,953 shares of our common stock reserved for future issuance pursuant to future awards under our 2020 Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the 2020 Plan; and

•

395,795 shares of our common stock to be reserved for future issuance under the ESPP, which will become effective immediately prior to the completion of this offering, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the ESPP.

DILUTION

If you invest in the shares of our common stock in this offering, your ownership interest will be immediately diluted. Dilution represents the difference between the amount per share paid by investors in this offering and the as-adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section are derived from our balance sheet as of June 30, 2020. Pro forma net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of shares of our common stock that will be outstanding immediately prior to the closing of this offering (assuming the conversion of all outstanding shares of our reedemable convertible preferred stock into shares of common stock). Our pro forma net tangible book value as of June 30, 2020 was $119.1 million, or $4.26 per share of common stock.

After giving effect to our receipt of the estimated net proceeds from the sale of our common stock in this offering, based on the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us our net tangible book value, as-adjusted, as of June 30, 2020 would have been $304.7 million, or $7.65 per share of our common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $3.39 per share and an immediate dilution to new investors in this offering of $9.35 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$17.00
Historical net tangible book value per share as of June 30, 2020	$(6.14)
Pro forma net tangible book value per share as of June 30, 2020, after giving effect to the conversion of all of our redeemable convertible preferred stock into shares of common stock	$4.26
Increase in pro forma as adjusted net tangible book value per share attributable to new investors	$3.39

Pro forma as adjusted net tangible book value per share after this offering		$7.65

Dilution per share to new investors		$9.35

If the underwriters fully exercise their option to purchase additional shares, as-adjusted net tangible book value after this offering would increase by approximately $0.40 per share, and there would be an immediate dilution of approximately $8.95 per share to new investors.

The following table presents, on an as-adjusted basis, as described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, and the average price paid per share at the initial public offering price of $17.00 per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing stockholders	27,959,448	70.2%	$163,427	44.7%	$5.82
New investors	11,882,352	29.8	202,000	55.3	17.00

Total	39,841,800	100.0%	$365,427	100.0%

If the underwriters were to fully exercise their option to purchase 1,782,352 additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be 67.2%, and the percentage of shares of our common stock held by new investors would be 32.8%.

The outstanding share information in the table above is based on 27,959,448 shares of our common stock (including shares of our reedemable convertible preferred stock outstanding on an as-converted basis) outstanding as of June 30, 2020 and excludes the following:

•	120,085 shares of our common stock issued upon the exercise of vested stock options and settlement of vested restricted stock units subsequent to June 30, 2020;

•

1,588,142 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2020 under the 2016 Plan, at a weighted average exercise price of $2.78 per share (excluding 115,048 shares of our common stock issued upon exercise of stock options subsequent to June 30, 2020);

•	980,919 shares of our common stock issuable upon the exercise of stock options granted subsequent to June 30, 2020 under the 2016 Plan, at a weighted average exercise price of $5.57 per share;

•

16,789 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of June 30, 2020 (excluding 5,037 shares of our common stock issued upon settlement of restricted stock units subsequent to June 30, 2020);

•

3,957,953 shares of our common stock reserved for future issuance pursuant to future awards under our 2020 Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the 2020 Plan; and

•

395,795 shares of our common stock to be reserved for future issuance under the ESPP, which will become effective immediately prior to the completion of this offering, as well as any automatic increase in the number of shares of common stock reserved for future issuance under the ESPP.

SELECTED FINANCIAL DATA

The following tables set forth our selected historical financial data as of and for the periods ended on the dates indicated. The selected statements of operations data for the years ended December 31, 2018 and 2019 and the selected balance sheet data as of December 31, 2018 and 2019 are derived from our audited financial statements and accompanying notes included elsewhere in this prospectus. The selected statements of operations data for the six months ended June 30, 2019 and 2020 and the selected balance sheet data as of June 30, 2020 have been derived from our unaudited interim financial statements and accompanying notes included elsewhere in this prospectus. We have prepared the unaudited interim financial data in accordance with GAAP and on the same basis as the audited financial statements and the accompanying notes included elsewhere in this prospectus, and we have included all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the information for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and the historical results for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020, or for any other period.

You should read the following selected historical financial data together with our audited and unaudited financial statements and accompanying notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected historical financial data included in this section are not intended to replace the audited and unaudited financial statements and the accompanying notes and are qualified in their entirety by our audited and unaudited financial statements and the accompanying notes included elsewhere in this prospectus.

	Year ended December 31,		Six months ended June 30,
(in thousands)	2018	2019	2019	2020
			(unaudited)
Statement of Operations Data:
Collaboration revenue—related party	$22,442	$9,887	$5,282	$6,157
Operating expenses:
Research and development	24,807	29,218	12,502	15,892
General and administrative	3,783	5,736	2,696	3,346

Loss from operations	(6,148)	(25,067)	(9,916)	(13,081)
Other income (expense):
Interest income	966	1,184	623	387
Interest expense	(2,631)	—	—	—
Gain on the extinguishment of notes payable	782	—	—	—
Other	(357)	(99)	(41)	(68)

Total other income (expense)	(1,240)	1,085	582	319

Net loss	$(7,388)	$(23,982)	$(9,334)	$(12,762)

Net loss per share—basic and diluted	$(1.00)	$(3.17)	$(1.24)	$(1.67)

Weighted-average shares outstanding—basic and diluted	7,411,251	7,556,812	7,529,134	7,633,565

Pro forma net loss per share—basic and diluted(1)		$(1.59)		$(0.67)

Pro forma weighted-average shares outstanding—basic and diluted(1)		15,043,965		19,106,151

(1)	See Note 2 to our audited financial statements and Note 2 to our unaudited financial statements included elsewhere in this prospectus for a description of how we compute net loss per share—basic and diluted, pro forma net loss per share—basic and diluted, and the weighted average shares outstanding—basic and diluted, in each case, used in the computation of these per share amounts. Excludes the issuance of 120,085 shares of our common stock upon the exercise of vested stock options and settlement of vested restricted stock units subsequent to June 30, 2020.

	December 31,		June 30,
(in thousands)	2018	2019	2020
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$60,376	$39,087	$147,534
Working capital(1)	44,782	22,458	138,282
Total assets	68,161	44,969	155,544
Total liabilities	30,178	30,453	36,464
Total redeemable convertible preferred stock(2)	49,064	49,064	166,109
Total stockholders’ deficit	(11,081)	(34,548)	(47,029)

(1)	We define working capital as current assets less current liabilities. See our audited and unaudited financial statements and accompanying notes included elsewhere in this prospectus for further details regarding our current assets and our current liabilities.
(2)	Total redeemable convertible preferred stock is the sum of our Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock and Series B-1 redeemable convertible preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion and analysis contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties, and assumptions, such as statements regarding our plans, objectives, expectations, intentions, and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors” and included elsewhere in this prospectus. You should carefully read the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from the results described below.

Overview

We are an innovative clinical-stage biotechnology company pioneering the development of dual-sided fusion proteins as an entirely new class of biologic medicine. We believe our approach has the potential to fundamentally transform the therapeutic modulation of the immune system. We have created a novel approach to immune-modulation by designing biologics with structural characteristics that are not achievable by existing therapeutic modalities. Compounds derived from our proprietary Agonist Redirected Checkpoint, or ARC®, platform simultaneously inhibit checkpoint molecules and activate costimulatory molecules within a single therapeutic. Our initial product candidates are designed to be differentiated therapeutics addressing molecular targets that are well characterized and scientifically validated in immuno-oncology but are underexploited by current treatment modalities.

Our lead, wholly owned product candidate, SL-172154, has been rationally designed to simultaneously inhibit the CD47/SIRPa checkpoint interaction to restore an anti-tumor immune response and to activate the CD40 costimulatory receptor to bolster an immune response. We are currently conducting a Phase 1 clinical trial evaluating SL-172154 in patients with ovarian cancer, and we expect to announce initial data from the dose-escalation portion of this trial in the second half of 2021. We plan to initiate a second Phase 1 trial evaluating the SL-172154 in patients with cutaneous squamous cell carcinoma or head and neck squamous cell carcinoma, and we expect to announce data from the dose-escalation portion of this trial in the second half of 2022. Our second product candidate, SL-279252, which is being developed in collaboration with Takeda, has been rationally designed to simultaneously inhibit the PD-1/PD-L1 interaction and activate the OX40 receptor. We are evaluating SL-279252 in a Phase 1 clinical trial in patients with advanced solid tumors and lymphoma, and we expect to announce data from the dose-escalation portion of this trial in the second half of 2021. In addition to our clinical-stage ARC product candidates, we possess a deep pipeline of preclinical immuno-oncology product candidates. Longer-term, we are pursuing additional disease areas, including autoimmune diseases, where our dual-sided fusion protein platforms may provide advantages over current treatment modalities.

Since our inception in 2016, we have devoted substantially all of our resources to developing and perfecting our intellectual property rights, conducting research and development activities, including undertaking preclinical studies of our product candidates, conducting clinical trials of our most advanced product candidates, manufacturing our product candidates, organizing and staffing our company, business planning, and raising capital. We do not have any products approved for sale and we have not generated any revenue from product sales. We continue to have related party revenue under a collaboration agreement with Takeda. We have funded our operations to date through the sale of redeemable convertible preferred stock for approximately $152.9 million, the issuance of convertible notes for approximately $10.5 million and payments received pursuant to our collaboration agreement with Takeda for approximately $75.7 million.

For the years ended December 31, 2018 and 2019, our net loss was $7.4 million and $24.0 million, respectively. For the six months ended June 30, 2019 and 2020, our net loss was $9.3 million and $12.8 million, respectively. We have not been profitable since inception, and as of June 30, 2020, we had an accumulated deficit of $48.3 million and $147.5 million in cash and cash equivalents and short-term investments. We expect to continue to incur significant expenses and increasing operating losses in the near term. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue to advance the preclinical and clinical development of our lead product candidates;

•	initiate preclinical studies and clinical trials for additional product candidates that we may identify in the future;

•	expand our operational, financial, and management systems and increase personnel, including personnel to support our clinical development, manufacturing, and commercialization efforts;

•	continue to develop, perfect, and defend our intellectual property portfolio; and

•	incur additional legal, accounting, or other expenses in operating our business, including the additional costs associated with operating as a public company.

We do not expect to generate significant product revenue unless and until we successfully complete development and obtain regulatory and marketing approval of, and begin to sell, one or more of our product candidates, which we expect will take several years. We expect to spend a significant amount in development and marketing costs prior to such time. We may never succeed in achieving regulatory and marketing approval for our product candidates. We may obtain unexpected results from our preclinical and clinical trials. We may elect to discontinue, delay, or modify preclinical and clinical trials of our product candidates. A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. Accordingly, until such time as we can generate significant product revenue, if ever, we expect to continue to seek private or public equity and debt financing to meet our capital requirements. There can be no assurance that such funding may be available to us on acceptable terms, or at all, or that we will be able to commercialize our product candidates. In addition, we may not be profitable even if we commercialize any of our product candidates.

Coronavirus Pandemic

On March 10, 2020, the World Health Organization characterized the novel COVID-19 virus as a global pandemic. There is significant uncertainty as to the effects of this disease which may, among other things, materially impact our business, including our ongoing and planned clinical trials. To date, we have experienced delays in our SL-279252 clinical trial as a result of the ongoing pandemic, including delays with certain third-party vendors supporting this trial. We temporarily paused enrollment of patients for our clinical trial of SL-279252 between March and May 2020 and we resumed enrollment in June 2020. As “shelter in place” orders and other public health guidance measures are reinstated in the locations of our clinical trial sites, we expect that some patients may also choose to forego one or more doses in our clinical trials, due to challenges faced by such patients in travelling to our clinical trial sites, which may negatively affect the study results. We expect that our clinical development program timelines will continue to be negatively affected by COVID-19, although the degree of these delays is difficult to predict. Further, due to “shelter in place” orders and other public health guidance measures, we may be required to implement a work-from-home policy for all staff members excluding those necessary to maintain minimum basic operations. In such an instance, our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. For example, with our personnel working from home, some of our research activities that require our personnel to be in our laboratories may be delayed.

Due to the impact of the COVID-19 pandemic and work-from-home policies and other operational limitations mandated by federal, state, and local governments as a result of the pandemic, certain of our research and development activities, including the conduct of preclinical studies, have been delayed and may be further delayed and other aspects of our business, such as the conduct of various corporate functions and the ability of our Board and management to provide oversight and guidance may be adversely impacted until such operational limitations are lifted. The COVID-19 pandemic or local outbreaks associated with the COVID-19 pandemic could result in difficulty manufacturing our product candidates, securing clinical trial site locations, CROs, and/or trial monitors and other critical vendors and consultants supporting our clinical trials. In addition, outbreaks or the perception of an outbreak near a clinical trial site location could impact our ability to enroll patients or to complete all scheduled physician visits for currently enrolled patients. These situations, or others associated with COVID-19 pandemic, could cause delays in our clinical trial plans and could increase expected costs, all of which could have a material adverse effect on our business and its financial condition. At the current time, we are unable to quantify the potential effects of the COVID-19 pandemic on our future operations.

Collaboration and License Agreements

Collaboration Agreement with Takeda

On August 8, 2017, we entered into a Collaboration Agreement with Millennium Pharmaceuticals, Inc., or Takeda, a wholly owned subsidiary of Takeda Pharmaceutical Company, Ltd., or the Collaboration Agreement. The Collaboration Agreement was subsequently amended in April 2018, October 2018, and March 2020.

Pursuant to the Collaboration Agreement, we are required to use our commercially reasonable efforts to conduct preclinical and Phase 1 clinical trials for two molecules, PD-1-Fc-OX40L and CSF1R-Fc-CD40L, and Takeda has an exclusive option to license one or both of these clinical-stage ARC compounds for a specified amount of time up to and following the conclusion of each respective Phase 1 trial. While we are currently evaluating PD-1-Fc-OX40L in a Phase 1 clinical trial, we have not yet conducted a Phase 1 clinical trial for CSF1R-Fc-CD40L. During the development phase of the Collaboration Agreement, we may not, by ourselves or through a third party, develop or commercialize a compound, molecule or product that targets both PD-1 and OX40L, or a compound, molecule or product that targets both CSF1R and CD40L.

Further, pursuant to the Collaboration Agreement, we agreed to conduct certain preclinical studies on four additional preclinical ARC molecules, and Takeda had an option to license up to two of the four preclinical molecules. We completed our research and development activities related to the four preclinical molecules and delivered a final report to Takeda. Takeda elected to not exercise its option to enter into up to two licenses for such molecules, and Takeda’s option period for such molecules has now lapsed. As a result, the Collaboration Agreement is terminated as to the four preclinical molecules and Takeda does not have any rights to participate in the development or commercialization of such molecules.

Under the Collaboration Agreement, Takeda is granted a right of first negotiation to enter into licenses for each molecule within a specified class of ARC molecules. To exercise its right of first negotiation, Takeda will be required to provide a notice within a specified time, and if the parties do not conclude a license agreement within a set timeframe, we will be entitled to enter into licenses with third parties, subject to certain conditions.

Thus far under the Collaboration Agreement, we have received approximately $75.7 million in option payments, milestone payments, and expense reimbursements from Takeda. If Takeda exercises its exclusive option to license one or both of the clinical-stage ARC compounds (PD-1-Fc-OX40L and CSF1R-Fc-CD40L), we will enter into a license agreement with Takeda with respect to such compound. Any such license agreement would, among other things, require Takeda to use its commercially reasonable efforts to develop the licensed compound and seek approval for the compound. In addition, Takeda would be solely responsible, at its costs, for the development, manufacture, and commercialization of the licensed ARC compounds. If both ARC compounds are licensed, we would be entitled to additional payments consisting of up to an aggregate of $78.75 million in license fee payments and up to an aggregate of $450 million in clinical, regulatory, and sales milestone payments. In addition, we would be eligible for tiered royalty payments on net sales of licensed products at percentages ranging from the high single digits to sub-teens, subject to specified reductions, during the royalty term.

If Takeda exercises its option to enter into a license agreement, the royalty term with respect to the licensed product would extend, on a country-by-country basis, from the period commencing on the first commercial sale of the product in such country and ending on the later of (i) the expiration of the last to expire of the valid claims of the applicable licensed patent rights covering the product in such country or (ii) the tenth anniversary of the first commercial sale of the product in such country.

Unless sooner terminated, the Collaboration Agreement will continue until the later of (a) February 8, 2021, (b) the earlier of (i) the 90th day following delivery of a report detailing certain results of the PD-1-Fc-OX40L Phase 1 clinical trial and (ii) the exercise by Takeda of its right to an exclusive license with respect to PD-1-Fc-OX40L, and (c) the earlier of (i) the 90th day following delivery of a report detailing certain results of the CSF1R-Fc-CD40L Phase 1 clinical trial and (ii) the exercise by Takeda of its right to an exclusive license with respect to CSF1R-Fc-CD40L. Either party may terminate the Collaboration Agreement prior to expiration upon the insolvency or uncured material breach of the other party.

Heat License Agreement

In June 2016, we entered into an Exclusive License Agreement, or the Heat License Agreement, with Heat Biologics Inc., or Heat. The Heat License Agreement was subsequently amended in November 2016, December 2016, and March 2017. Pursuant to the Heat License Agreement, Heat granted to us a worldwide, sublicensable exclusive license to research, develop, manufacture, and commercialize products under three provisional patent applications, including all patents issuing from such applications, or the Fusion Protein Patent Rights and a worldwide, sublicensable nonexclusive license to research, develop, manufacture, and commercialize certain know how owned and controlled by Heat related to the Fusion Protein Patent Rights.

Under the Heat License Agreement, Heat was required to conduct certain research and development services under a mutually-agreed upon research and development plan and Heat was eligible to receive financial support from us for these efforts. Effective March 2017, Heat completed all research and development services under the Heat License Agreement and assigned to us three patent applications and all data derived from the research and development activities, referred to collectively as the Research Services Inventions. Pursuant to the terms of the Heat License Agreement, we are obligated to use commercially reasonable efforts to diligently research and develop at least one product covered by the Fusion Protein Patent Rights, including the obligation to file an IND application for such product. Our development efforts, including the development of SL-279252 and certain other ARC compounds, to date satisfy these obligations. In addition, we are to provide annual reports to Heat on or before the anniversary of the effective date of the Heat License Agreement to inform Heat of our progress.

Unless sooner terminated or extended, the term of the Heat License Agreement continues until the later of 20 years following the effective date and the expiration of the last-to-expire royalty term. Either party may terminate the agreement due to a material breach by the other party (subject to a 90-day cure period) or if the other party files for bankruptcy. In the event we terminate the Heat License Agreement due to a material breach by Heat, Heat must assign to us all right, title, and interest in the patent rights licensed under the Heat License Agreement.

In addition to an upfront payment of $50,000, the Heat License Agreement requires us to make further payments to Heat of up to $20.6 million in the aggregate, for the achievement of specified development, regulatory, and commercial sale milestones for certain licensed products. We are also required to pay Heat a percentage of certain upfront fees or other non-royalty payments we receive that are not tied to milestone events under any sublicense of the Fusion Protein Patent Rights. We are also required to pay Heat a royalty on all worldwide net sales by us, our affiliates, and sublicenses of certain licensed products in the low single digits. Royalties are payable, on a product-by-product and country-by-country basis, commencing on the first commercial sale of such product and continuing until the last-to-expire valid patent claim to the licensed patent rights that cover such product in that country.

Components of our Results of Operation

Collaboration Revenue – Related Party

Pursuant to the Collaboration Agreement, we are eligible to receive up to $33.8 million if Takeda exercises options to enter into license agreements for SL-279252 and $45.0 million if Takeda exercises options to enter into license agreements for SL-115154. We are also entitled to receive reimbursements for certain materials and costs incurred in conjunction with research and development activities. We are further eligible to receive up to $450.0 million in additional fees if certain milestones are reached, and we are eligible to receive tiered royalties from the high single digits to the sub teens percentages based on annual worldwide net sales.

For the years ended December 31, 2018 and 2019 we received payments of $21.0 million and $8.5 million, respectively, and we received $11.3 million for the six months ended June 30, 2020. We have recognized total revenue of $48.2 million through June 30, 2020 under the Collaboration Agreement.

We have no products approved for commercial sale and we have not generated any revenue from commercial product sales. Our total revenue to date has been generated solely from our collaboration agreement with Takeda. We expect to continue to recognize revenue under this agreement as development work is performed. We expect that any collaboration revenue we generate from our collaboration agreement with Takeda and any future collaboration partners will fluctuate from period to period as a result of the timing and the amount of milestones and other payments.

Operating Expense

Research and Development

Our research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates. These expenses include:

•	expenses incurred under agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct our preclinical studies and clinical trials;

•	manufacturing and development expenses and the costs of acquiring and manufacturing preclinical study and clinical trial materials;

•	analysis of manufacturing processes for optimization;

•	employee-related expenses, including salaries, benefits, and stock-based compensation;

•	fees paid to consultants who assist with research and development activities;

•	expenses relating to regulatory activities, including filing fees paid to regulatory agencies;

•	laboratory materials and supplies used to support our research activities; and

•	allocated expenses for facility-related costs.

The following table summarizes our research and development expenses by product candidate:

	Year ended December 31,		Six months ended June 30,
(in thousands)	2018	2019	2019	2020
			(unaudited)
SL-279252	$11,209	$4,901	$2,468	$6,701
SL-172154	1,087	10,489	3,327	2,765
Other pipeline candidates	8,436	7,407	3,632	2,445
Internal costs, including personnel related benefits, facilities, and depreciation	4,075	6,421	3,075	3,981

	$24,807	$29,218	$12,502	$15,892

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase significantly over the next several years as we conduct preclinical studies and clinical trials, including later-stage clinical trials, for our current and future product candidates and pursue regulatory approval of our product candidates, including preparing regulatory filings. As we expand our research and development activities, we will correspondingly incur an increase in personnel costs, including salaries, employee benefits, and stock-based compensation, as discussed in greater detail below under “General and Administrative Expenses.”

The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time consuming. The actual probability of success for our product candidates may be affected by a variety of factors including:

•	the safety and efficacy of our product candidates;

•	early clinical data for our product candidates;

•	investment in our clinical programs;

•	the ability of collaborators to successfully develop our licensed product candidates;

•	competition;

•	manufacturing capability; and

•	commercial viability.

We may never succeed in achieving regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of our product candidates, if ever.

General and Administrative Expense

General and administrative expense consists primarily of personnel expenses, including salaries, benefits, and stock-based compensation expense, for employees and consultants in executive, finance, accounting, legal, and human resource functions. General and administrative expense also includes corporate facility costs, including rent, utilities, depreciation, and maintenance, not otherwise included in research and development expense, as well as legal fees related to intellectual property and corporate matters and fees for accounting and consulting services.

We expect that our general and administrative expense will increase in the future to support our continued research and development activities and as a result of the increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers, and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with the requirements of Nasdaq and the SEC, insurance, and investor relations costs. If any of our current or future product candidates obtains U.S. regulatory approval, we expect that we would incur significantly increased expenses associated with building a sales and marketing team.

Interest Income

Interest income consists of interest earned on our cash equivalents and short-term investments, which consists of amounts held in a money market fund and at various times in short-term government obligations.

Income Taxes

Since our inception, we have not recorded any income tax benefits for the net operating losses, or NOLs, we have incurred and for our research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our NOLs and tax credits will not be realized. As of December 31, 2019, we had U.S. federal and state net operating loss carryforwards of $14.0 million, and $0.2 million, respectively, which may be available to offset future taxable income. As of December 31, 2019, we also had federal tax credits of $2.3 million, which may be used to offset future tax liabilities. These NOLs and tax credit carryforwards will begin to expire in 2036. We have recorded a full valuation allowance against our deferred tax assets at each balance sheet date.

Results of Operations

Comparison of the Six Months Ended June 30, 2019 and 2020

The following table sets forth our results of operations for the six months ended June 30, 2019 and 2020.

	Six months ended June 30,		Change
(in thousands)	2019	2020	Dollar	Percentage
	(unaudited)
Collaboration revenue – related party	$5,282	$6,157	$875	16.6%
Operating expenses:
Research and development	12,502	15,892	3,390	27.1%
General and administrative	2,696	3,346	650	24.1%

Loss from operations	(9,916)	(13,081)	(3,165)	31.9%
Other income (expense):
Interest income	623	387	(236)	(37.9)%
Other	(41)	(68)	(27)	65.9%

Net loss	$(9,334)	$(12,762)	$(3,428)	36.7%

Collaboration Revenue – Related Party

Collaboration revenue increased by $0.9 million, or 16.6%, from $5.3 million for the six months ended June 30, 2019 to $6.2 million for the six months ended June 30, 2020. The increase is driven by increased clinical and development work on SL-279252 associated with Amendment No. 3 to the Collaboration Agreement.

Research and Development Expense

Research and development expenses increased by $3.4 million, or 27.1%, from $12.5 million for the six months ended June 30, 2019 to $15.9 million for the six months ended June 30, 2020. The increase was primarily attributable to an increase of $4.2 million in manufacturing and clinical costs incurred in connection with the Collaboration Agreement and an increase in personnel cost of $0.9 million offset by a decrease of $1.0 million in nonclinical studies and laboratory costs and a $0.8 million reduction in consulting costs due to bringing certain activities in-house.

General and Administrative Expense

General and administrative expenses increased by $0.7 million, or 24.1%, from $2.7 million for the six months ended June 30, 2019 to $3.3 million for the six months ended June 30, 2020. The increase was primarily due to a $0.7 million increase in personnel-related costs driven by higher employee headcount.

Interest Income

Interest income decreased by $0.2 million from $0.6 million for the six months ended June 30, 2019 to $0.4 million for the six months ended June 30, 2020. The decrease was primarily due to a decrease in investments in corporate and government obligations in 2020 compared to 2019.

Comparison of the Years Ended December 31, 2018 and 2019

The following table sets forth our results of operations for the years ended December 31, 2018 and 2019.

	Year ended December 31,		Change
(in thousands)	2018	2019	Dollar	Percentage
Collaboration revenue – related party	$22,442	$9,887	$(12,555)	(55.9)%
Operating expenses:
Research and development	24,807	29,218	4,411	17.8%
General and administrative	3,783	5,736	1,953	51.6%

Loss from operations	(6,148)	(25,067)	(18,919)	307.7%
Other income (expense):
Interest income	966	1,184	218	22.6%
Interest expense	(2,631)	—	2,631	(100.0)%
Gain on extinguishment of notes payable	782	—	(782)	(100.0)%
Other	(357)	(99)	258	(72.3)%

Net loss	$(7,388)	$(23,982)	$(16,594)	224.6%

Collaboration Revenue – Related Party

Collaboration revenue decreased by $12.6 million, or 55.9%, from $22.4 million for the year ended December 31, 2018 to $9.9 million for the year ended December 31, 2019. Pursuant to the Collaboration Agreement, in 2018 and the first quarter of 2019, we performed development and nonclinical studies on SL-279252 and SL-115154. We also conducted early research and development on the four preclinical molecules under the Collaboration Agreement. We completed the development plans for all four preclinical molecules in the first quarter of 2019 and have recognized all revenue associated with those programs. Takeda declined to license any of the four preclinical molecules. We continue to advance SL-279252 and SL-115154 through clinical and preclinical studies and will continue to recognize revenue as earned under the Collaboration Agreement.

Research and Development Expense

Research and development expenses increased by $4.4 million, or 17.8%, from $24.8 million for the year ended December 31, 2018 to $29.2 million for the year ended December 31, 2019. The increase was primarily attributable to an increase of $9.4 million and $2.1 million in non-clinical and manufacturing development expense for SL-172154 and SL-115154, respectively, as we prepared for SL-172154 to go into a Phase 1 clinical trial in the second half of 2020, and an increase in personnel-related expense of $2.3 million due to an increase in employee headcount. These increases were offset by a decrease in non-clinical and manufacturing development expense for SL-279252 as that program moved into a Phase 1 clinical trial in April 2019 and a decrease in other pipeline development costs as a result of completing work for the four preclinical molecules under the Collaboration Agreement in March 2019.

General and Administrative Expense

General and administrative expenses increased by $2.0 million, or 51.6%, from $3.8 million for the year ended December 31, 2018 to $5.7 million for the year ended December 31, 2019. The increase was primarily due to a $1.0 million increase in professional services expense related to accounting and audit fees related to the 2017 and 2018 fiscal year and tax services for the 2018 fiscal year, and a $0.8 million increase in personnel-related expense due to an increase in employee headcount.

Interest Income

Interest income increased by $0.2 million, or 22.6%, from $1.0 million for the year ended December 31, 2018 to $1.2 million for the year ended December 31, 2019. The increase was primarily due to an increase in interest earned from funds held in money market accounts and debt securities.

Interest Expense

Interest expense decreased by $2.6 million or 100% from $2.6 million for the year ended December 31, 2018 to none for the year ended December 31, 2019. No interest expense was incurred in 2019 as all of our outstanding convertible notes were converted into shares of our Series A redeemable convertible preferred stock in 2018.

Gain on Extinguishment of Notes Payable

In 2018, there was a $0.8 million gain on the extinguishment of notes payable associated with the conversion of all the outstanding convertible notes into shares of Series A redeemable convertible preferred stock. No similar gains were recognized in the year ended December 31, 2019.

Other

Other expenses decreased by $0.3 million from $0.4 million for the year ended December 31, 2018 to $0.1 million for the year ended December 31, 2019. In 2018, we recorded a $0.4 million expense to reflect the change in the fair value of a derivative instrument. No such charge was incurred in 2019 as the derivative was settled in 2018.

Liquidity and Capital Resources

We have incurred losses since inception. As of June 30, 2020, we had an accumulated deficit of $48.3 million and $147.5 million of cash and cash equivalents and short-term investments. Historically, we have funded our operations to date primarily from private placements of preferred stock for approximately $152.9 million, the issuance of convertible notes for approximately $10.5 million and payments received pursuant to a collaboration agreement with Takeda for approximately $75.7 million. We anticipate incurring additional losses and negative cash flows from operations until such time, if ever, that we can generate significant sales of our product candidates currently in development. We are highly dependent on our ability to find additional sources of funding in the form of licensing of its technology, collaboration agreements, and/or debt and equity financing. Our ability to fund planned clinical operations, research and development, and commercialization of product candidates is expected to depend on the amount and timing of cash receipts from these funding sources. Adequate additional funding may not be available to the us on acceptable terms, or at all. The failure to raise funds as and when needed could have a negative impact on our financial condition and ability to pursue its business strategies.

Capital Resources and Funding Requirements

Our primary uses of cash are to fund our operations, which consist primarily of research and development expenditures related to our programs, product development costs, operating expenses, and working capital requirements. We believe that our cash and cash equivalents and short-term investments, together with the net proceeds from this offering, will enable us to fund our operating expenses through the end of 2024. We expect to incur substantial additional expenditures in the near term to support our ongoing activities including clinical trials of several product candidates. Additionally, we expect to incur additional costs as a result of operating as a public company. We expect to continue to incur net losses for the next several years, and we are highly dependent on our ability to find additional sources of funding in the form of debt, equity financing, or additional partnerships. Our ability to fund our product development and clinical operations will depend on the amount and timing of cash received from planned financings. Our future capital requirements will depend on many factors, including:

•	the scope, timing, progress, and results of discovery, preclinical development, laboratory testing, and clinical trials for our product candidates;

•	the costs of manufacturing our product candidates for clinical trials and in preparation for marketing approval and commercialization;

•	the extent to which we enter into collaborations or other arrangements with additional third parties in order to further develop our product candidates;

•	the costs of preparing, filing, and prosecuting patent applications, maintaining, and enforcing our intellectual property rights and defending other intellectual property-related claims;

•	the costs and fees associated with the discovery, acquisition, or in-license of additional product candidates or technologies;

•	our ability to establish additional collaborations on favorable terms, if at all;

•	the costs required to scale up our clinical, regulatory, and manufacturing capabilities;

•

the costs of future commercialization activities, if any, including establishing sales, marketing, manufacturing, distribution, and storage capabilities, for any of our product candidates for which we receive marketing approval; and

•	revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval.

Until we obtain regulatory approval to market our product candidates, if ever, we cannot generate revenues from sales of our products. Even if we are able to sell our products, we may not generate a sufficient amount of product revenues to finance our cash requirements. Accordingly, we may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, licensing arrangements, and other marketing and distribution agreements. There can be no assurance that such funding may be available to us on acceptable terms, or at all. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies and clinical trials. The issuance of equity securities may result in dilution to stockholders. If we raise additional funds through the issuance of debt securities, these securities may have rights, preferences and privileges senior to those of our common stock and the terms of the debt securities could impose significant restrictions on our operations. The failure to raise funds as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. Additionally, if additional funding is not secured when required, we may need to delay or curtail our operations until such funding is received, which would have a material adverse impact on our business prospects and results of operations.

Cash Flows

The following table shows a summary of our cash flows for the periods indicated:

	Six months ended June 30,
(in thousands)	2019	2020
	(unaudited)
Net cash used in operating activities	$(5,870)	$(8,268)
Net cash (used in) provided by investing activities	(2,763)	15,179
Net cash provided by financing activities	—	117,120

Net (decrease) increase in cash and cash equivalents	$(8,633)	$124,031

Net Cash Used in Operating Activities

During the six months ended June 30, 2019, net cash used in operating activities was $5.9 million and primarily reflected our net loss of $9.3 million and a $3.1 million net decrease in our operating assets and liabilities, partially offset by noncash charges $0.2 million in stock-based compensation and $0.3 million in depreciation expense.

During the six months ended June 30, 2020, net cash used in operating activities was $8.3 million and primarily reflected our net loss of $12.8 million and a $3.9 million net decrease in our operating assets and liabilities, partially offset by noncash charges $0.3 million in stock-based compensation and $0.3 million in depreciation expense.

Net Cash (Used in) Provided by Investing Activities

During the six months ended June 30, 2019, net cash used in investing activities was $2.8 million of which $0.3 million was used to purchase property and equipment, $21.8 million was used to purchase short-term investments, and $19.3 million was received from the sale of short-term investments.

During the six months ended June 30, 2020, net cash provided by investing activities was $15.2 million of which $0.4 million was used to purchase property and equipment, $2.7 million was used to purchase short-term investments, and $18.3 million was received from the sale of short-term investments.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2020, net cash provided by financing activities was $117.1 million and was primarily from the sale of our Series B and B-1 redeemable convertible preferred stock.

The following table shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
(in thousands)	2018	2019
Net cash used in operating activities	$(6,903)	$(20,975)
Net cash used in investing activities	(29,925)	(3,592)
Net cash (used in) provided by financing activities	35,145	(64)

Net decrease in cash and cash equivalents	$(1,683)	$(24,631)

Net Cash Used in Operating Activities

During the year ended December 31, 2018, net cash used in operating activities was $6.9 million and primarily reflected our net loss of $7.4 million, which net loss includes $2.6 million of noncash interest expense and a $2.5 million net decrease in our operating assets and liabilities.

During the year ended December 31, 2019, net cash used in operating activities was $21.0 million and primarily reflected our net loss of $24.0 million and a $2.2 million net decrease in our operating assets and liabilities, partially offset by noncash charges $0.5 million in stock-based compensation and $0.5 million in depreciation expense.

Net Cash Used in Investing Activities

During the year ended December 31, 2018, net cash used in investing activities was $29.9 million, of which $1.2 million was used to purchase property and equipment and $28.7 million was used to purchase short-term investments. No proceeds were received from the sale of short-term investments in 2018.

During the year ended December 31, 2019, net cash used in investing activities was $3.6 million of which $0.5 million was used to purchase property and equipment, $44.3 million was used to purchase short-term investments, and $41.1 million was received from the sale of short-term investments.

Net Cash (Used in) Provided by Financing Activities

During the year end December 31, 2018, net cash provided by financing activities was $35.1 million from the sale of our Series A redeemable convertible preferred stock.

During the year ended December 31, 2019, a nominal amount related to offering costs in connection with the private placements of our preferred common stock was used for financing activities.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and commitments at December 31, 2019:

(in thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating lease obligations(1)	$290	$605	$643	$1,405	$2,943

Total	$290	$605	$643	$1,405	$2,943

(1)	The operating lease is for office space leased in Durham, North Carolina. The lease for this office was amended on July 24, 2020 to include an expansion to the leased facility. This will result in incremental increases to the existing lease obligations as follows: none in 2020, $0.8 million for 2021 and 2022, $0.9 million for 2023 and 2024, and $1.9 million thereafter for total incremental payments of $3.6 million.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum, or variable price provisions, and the approximate timing of the actions under the contracts. Payments due upon cancellation consisting only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation are not included in the preceding table as the amount and timing of such payments are not known.

We have not included any potential contingent payments upon the achievement by us of specified regulatory and commercial events, as applicable, or patent prosecution or royalty payments we may be required to make under the Heat License Agreement. We have excluded these potential payments in the contractual obligations table because the timing and likelihood of these contingent payments are not currently known and would be difficult to predict or estimate. See “Business—Collaboration and License Agreements.”

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which the Company cannot reasonably predict future payment. The Company’s contractual obligations result primarily from obligations for various contract manufacturing organizations and clinical research organizations, which include potential payments the Company may be required to make under its agreements. The contracts also contain variable costs and milestones that are hard to predict as they are based on such things as patients enrolled and clinical trial sites. The timing of payments and actual amounts paid under contract manufacturing organization, or CMO, and CRO agreements may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations. Also, those agreements are cancelable upon written notice by the Company and, therefore, not long-term liabilities.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. We therefore believe that we are not materially exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in these relationships.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, the accrual for research and development expenses, and the valuation of stock-based awards. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements included elsewhere in this prospectus, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We have and may continue to enter into collaboration agreements with other companies. Arrangements with collaborators may include licenses to intellectual property, research and development services, manufacturing services for clinical and commercial supply, and participation on joint steering and patent committees. We evaluate the promised goods or services in the contract to determine which promises, or group of promises, represent performance obligations. In contemplation of whether a promised good or service meets the criteria required of a performance obligation, we consider the stage of development of the underlying intellectual property, the capabilities and expertise of the customer relative to the underlying intellectual property, and whether the promised goods or services are integral to or dependent on other promises in the contract. When accounting for an arrangement that contains multiple performance obligations, we develop judgmental assumptions, which may include market conditions, reimbursement rates for personnel costs, development timelines, and probabilities of regulatory success to determine the stand-alone selling price for each performance obligation identified in the contract.

When we conclude that a contract should be accounted for as a combined performance obligation and recognized over time, we then determine the period over which revenue should be recognized and the method by which to measure revenue. We generally recognize revenue using a cost-based input method.

We recognize collaboration revenue when our customer or collaborator obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for such arrangements, we perform the following five steps:

i. identify the contract(s) with a customer;

ii. identify the performance obligations in the contract;

iii. determine the transaction price;

iv. allocate the transaction price to the performance obligations within the contract; and

v. recognize revenue when (or as) the entity satisfies a performance obligation.

We only apply the five-step model to contracts when we determine that it is probable we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer.

At contract inception, we assess the goods or services promised within the contract to determine whether each promised good or service is a performance obligation. The promised goods or services in the arrangement consist of a license to our intellectual property and research, development and manufacturing services. We may provide options to additional items in such arrangements, which are accounted for as separate contracts when the customer elects to exercise such options, unless the option provides a material right to the customer. Performance obligations are promises in a contract to transfer a distinct good or service to the customer that (i) the customer can benefit from on its own or together with other readily available resources, and (ii) is separately identifiable from other promises in the contract. Goods or services that are not individually distinct performance obligations are combined with other promised goods or services until such combined group of promises meet the requirements of a performance obligation.

We determine transaction price based on the amount of consideration we expect to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable, or a combination of both. At contract inception for arrangements that include variable consideration, we estimate the probability and extent of consideration we expect to receive under the contract utilizing either the most likely amount method or expected amount method, whichever best estimates the amount expected to be received. We then consider any constraints on the variable consideration and include in the transaction price variable consideration to the extent it is deemed probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

We then allocate the transaction price to each performance obligation based on the relative standalone selling price and recognize revenue as the amount of the transaction price that is allocated to the respective performance obligation when (or as) control is transferred to the customer and the performance obligation is satisfied. For performance obligations that consist of licenses and other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.

We record amounts as accounts receivable when the right to consideration is deemed unconditional. When consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, a contract liability is recorded as deferred revenue.

Amounts received prior to satisfying the revenue recognition criteria are recognized as deferred revenue in our balance sheet. Deferred revenues expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current liability. Deferred revenues not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as noncurrent liabilities.

Research and Development Expense

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates. We expense research and development costs as incurred.

We accrue an expense for preclinical studies and clinical trial activities performed by vendors based upon estimates of the proportion of work completed. We determine the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with our internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including our clinical development plan.

We make estimates of our prepaid and accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Stock-Based Compensation

We measure compensation expense for all share-based awards based on the estimated fair value of the share-based awards on the grant date. We use the Black-Scholes option pricing model to value our stock option awards. We recognize compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. We have not issued awards for which vesting is subject to a market or performance conditions.

The Black-Scholes option-pricing model requires the use of subjective assumptions that include the expected stock price volatility and the fair value of the underlying common stock on the date of grant. See Note 11 to our audited financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted during the year ended December 31, 2019.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2019, as well as the associated per share exercise price and the estimated fair value per share of our common stock as of the grant date:

Grant date	Number of options granted	Exercise price per share	Estimated fair value per share
March 6, 2019	29,112	$2.95	$1.78
May 14, 2019	41,100	2.95	1.74
September 18, 2019	118,160	3.17	1.88
December 4, 2019	341,130	3.17	1.88
December 11, 2019	30,825	3.17	1.89
January 2, 2020	136,082	3.17	1.92
August 6, 2020	890,157	4.67	3.01
August 10, 2020	5,137	4.67	3.02
September 25, 2020	85,625	15.00	9.34

Based on the initial public offering price of $17.00 per share, the aggregate intrinsic value of vested and unvested stock options outstanding as of June 30, 2020 was $10.5 million and $13.8 million, respectively.

Estimating the Fair Value of Common Stock

We are required to estimate the fair value of the common stock underlying our share-based awards when performing the fair value calculations using the Black-Scholes option pricing model. Because our common stock is not currently publicly traded, the fair value of the common stock underlying our stock options has been determined on each grant date by our Board, with input from management, considering our most recently available third-party valuation of common stock. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the estimated fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant.

The third-party valuations of our common stock were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our Board considered various objective and subjective factors to estimate the estimated fair value of our common stock, including:

•	the estimated value of each security both outstanding and anticipated;

•	the anticipated capital structure that will directly impact the value of the currently outstanding securities;

•	our results of operations and financial position;

•	the status of our research and development efforts;

•	the composition of, and changes to, our management team and Board;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	U.S. and global economic conditions;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the market value and volatility of comparable companies.

In addition, we believe that the value of our common stock as reflected in the initial public offering price, as compared to the fair value of our common stock in prior periods, is the result of the following developments that occurred during such period:

•	the additional progress made by us in our Phase 1 clinical trial to evaluate SL-172154 in patients with ovarian cancer;

•	our further development of plans to initiate a second Phase 1 clinical trial to evaluate SL-172154 in patients with CSCC or HNSCC;

•	the additional progress made by us in our Phase 1 clinical trial to evaluate SL-279252 in patients with advanced solid tumors and lymphoma;

•	further de-risking of the CD47/SIRPa blockade mechanism of action as a result of recent positive competitor data;

•	further advancement of our development of ARC and GADLEN platforms;

•	the additional progress made by us in identifying new product candidates from our ARC and GADLEN platforms;

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the additional progress made by us in developing our fusion protein manufacturing capabilities and building out our drug supply for our preclinical and clinical studies and to eventually scale up to meet commercial requirements; and

•

the additional progress made by us with respect to this offering, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Securities Act and the filing of the Registration Statement of which this prospectus forms a part.

Following the closing of this offering, the fair value of our common stock will be the closing price of our common stock on The Nasdaq Global Select Market as reported on the date of the grant.

Recent Accounting Pronouncements

See Note 2 to our financial statements found elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our financial statements.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of June 30, 2020, we had cash and cash equivalents and short-term investments of $147.5 million consisting of bank deposits, monies in a money market fund and U.S. Treasury securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in marketable debt securities. Our available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. We have the ability to hold our available-sale-securities until maturity and therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein.

JOBS Act Transition Period

We are an emerging growth company as defined in the JOBS Act. Under the JOBS Act, an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards and delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from complying with new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation exemptions to the requirements for (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenues of at least $1.07 billion or (iii) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, or (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

Overview

We are an innovative clinical-stage biotechnology company pioneering the development of dual-sided fusion proteins as an entirely new class of biologic medicine. We believe our approach has the potential to fundamentally transform the therapeutic modulation of the immune system. We have created a novel approach to immune-modulation by designing biologics with structural characteristics that are not achievable by existing therapeutic modalities. Compounds derived from our proprietary Agonist Redirected Checkpoint, or ARC, platform simultaneously inhibit checkpoint molecules and activate costimulatory molecules within a single therapeutic. Our initial product candidates are designed to be differentiated therapeutics addressing molecular targets that are well characterized and scientifically validated in immuno-oncology but are underexploited by current treatment modalities.

Our lead, wholly owned product candidate, SL-172154, has been rationally designed to simultaneously inhibit the CD47/SIRPa checkpoint interaction to restore an anti-tumor immune response and to activate the CD40 costimulatory receptor to bolster an immune response. We are currently conducting a Phase 1 clinical trial evaluating SL-172154 in patients with ovarian cancer and we expect to announce initial data from the dose-escalation portion of this trial in the second half of 2021. We plan to initiate a second Phase 1 trial evaluating SL-172154 in patients with cutaneous squamous cell carcinoma, or CSCC, or head and neck squamous cell carcinoma, or HNSCC, and we expect to announce data from the does-escalation portion of this trial in the second half of 2022. Our second product candidate, SL-279252, which is being developed in collaboration with Takeda Pharmaceuticals, or Takeda, has been rationally designed to simultaneously inhibit the PD-1/PD-L1 interaction and activate the OX40 receptor. We are evaluating SL-279252 in a Phase 1 clinical trial in patients with advanced solid tumors and lymphoma, and we expect to announce data from the dose-escalation portion of the trial in the second half of 2021. In addition to our clinical-stage ARC product candidates, we possess a deep pipeline of preclinical immuno-oncology product candidates. Longer-term, we are pursuing additional disease areas, including autoimmune diseases, where our dual-sided fusion protein platforms may provide advantages over current treatment modalities.

Cancer is characterized by the uncontrolled proliferation of abnormal cells. The immune system typically recognizes and eliminates abnormal cells. However, cancer cells have the ability to evade the immune system through the expression of checkpoint molecules, which ward off an anti-tumor immune response that would otherwise lead to elimination of cancer cells. In an effort to leverage the immune system to promote an anti-tumor response, researchers have developed checkpoint inhibitor therapies, including anti-CTLA-4, anti-PD-1, and anti-PD-L1 antibodies, which have represented a revolutionary milestone in the treatment of cancer. These therapies generate deep and durable responses, translating into meaningful clinical benefit and have become the cornerstone of treatment paradigms for many cancers. However, the clinical benefit is limited to a minority of patients. This limitation highlights the need for novel modalities that may benefit a greater number of patients, such as a compound that simultaneously inhibits checkpoint molecules while activating costimulatory molecules to generate a beneficial immune response.

Driven by an increasing understanding of tumor biology, it is now well-established that the activation of costimulatory molecules can generate a more effective immune response where current checkpoint inhibitors have failed. To date, there has been limited clinical success in combining the inhibition of checkpoints with the activation of trimeric costimulatory molecules. We believe these efforts have had limited success due to the structural mismatch between existing bivalent antibodies and the trimeric costimulatory receptors of the tumor necrosis factor, or TNF, receptor superfamily, such as CD40 and OX40. TNF activation and downstream signaling require the assembly of three receptor molecules, or trimerization. Existing bivalent antibodies can only bind to two TNF receptors and are thus unable to trimerize TNF receptors, leading to weak signaling. Additionally, administration of two separate antibodies, which distribute in the body independent of one another, does not guarantee colocalization of their mechanisms of activity.

Our proprietary ARC platform is designed to overcome the limitations of existing bivalent antibodies. ARC compounds consolidate checkpoint blockade and immune costimulation within a single therapeutic. Additionally, ARC compounds possess a structure that matches the native structure of the target receptors and colocalizes both mechanisms of activity within the immune synapse to promote a coordinated immune response. As shown in Figure 1 below, one end of the ARC compound consists of a checkpoint receptor domain and the opposite end consists of a TNF ligand domain, connected by a scaffold such as an Fc domain. We design ARC compounds to self-assemble into a hexameric structure, as shown in Figure 1 below, comprising six distinct checkpoint receptor domains and six distinct TNF ligand domains, which form two trimerized costimulatory ligand domains. The hexameric structure of an ARC compound facilitates clusters of binding domains thus leveraging the strength of multiple individual binding interactions, known as affinity, into a greater collective strength of all binding interactions, known as avidity.

Figure 1—Structural Properties of ARC Compounds

The unique dual-sided structure of our ARC compounds allows us to simultaneously and effectively target a wide array of pathways for the creation of a deep and differentiated product pipeline. We utilize our understanding of disease pathology and immune dysfunction to identify pairings of optimal domains. Initially, our efforts are concentrated on three broad target families:

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Immune Checkpoints. Immune checkpoints include a variety of receptor/ligand pairs that inhibit immune responses and are utilized by many cancers as a defense against anti-tumor immune responses. The blockade of immune checkpoints, such as CD47/SIRPa, PD-1/PD-L1, and TIGIT/PVR, has the potential to restore anti-tumor immune responses and improve survival in cancer patients.

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TNF Superfamily. The TNF superfamily consists of multiple structurally related receptors, such as CD40, OX40, 4-1BB, DR5, CD30, LTßR, and HVEM, as well as ligands that orchestrate the induction, magnitude, quality, and duration of immune responses. Individual TNF receptor/ligand pairs exhibit distinct expression patterns on immune cell subsets and can fine-tune both myeloid cell- and lymphocyte-mediated immunity.

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Cytokines. Cytokines, chemokines, and interleukins include a broad range of soluble molecules that control a wide array of biological responses, including inflammation and immunity. We believe our platform’s ability to block or activate these pathways, including CSF1R/CSF1/IL-34 and TGFBR2/ TGF-ß and specific cytokines, expands our addressable target universe and potential therapeutic indications.

While therapeutic inhibition of immune checkpoints has been shown to improve overall survival in a minority of cancer patients, combining immune checkpoint blockade with activation of TNF superfamily receptors, or modulation of cytokines may deepen responses and increase the number of cancer patients that benefit from immunotherapy.

We believe that the following features represent the key advantages offered by compounds developed with the ARC platform:

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Matching Native Structure of TNF Receptors. TNF receptors and ligands require trimerization, or assembly into groups of three, for efficient signaling. A hexameric ARC compound contains two trimerized TNF ligand domains, which directly activate trimeric TNF receptors, thus overcoming the structural limitations of bivalent antibodies.

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Target Specificity, High Affinity, and High Avidity. ARC compounds incorporate twelve distinct binding domains, six for each of the two targets, enabling high-avidity and durable binding to specific cell surface targets.

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Replacing Tumor Immune Evasion with Potent Immune Stimulation. ARC compounds are designed to simultaneously reverse a tumor’s immune evasion and amplify anti-tumor immune responses locally within the tumor microenvironment. In preclinical models, the ability of our ARC compounds to colocalize checkpoint inhibition and costimulation demonstrated superior anti-tumor response as compared to the administration of separate antibody therapies.

•	Versatility. Modularity of the ARC platform enables production of thousands of potential therapeutic candidates across oncology, autoimmune diseases, and other disease areas.

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Speed from Concept to Compound to Clinic. The ARC platform allows for a significantly compressed development timeline from “Concept to Compound to Clinic,” which has enabled us to clinical trials and generate over 300 unique, dual-sided fusion proteins and two clinical-stage assets in less than four years.

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Accelerated Lead Selection Process. We are able to identify and select optimal therapeutic constructs during the design and discovery phase of product candidate development through the rational pairing of optimized domains, enabling the efficient transition from discovery to the clinic. The rapid development path of ARC compounds permits systematic and simultaneous comparison of multiple ARC compound variants prior to lead selection.

We believe these collective advantages create the potential for the capital-efficient identification and pursuit of differentiated product candidates.

We are also leveraging our expertise and intellectual property to build novel platforms beyond our ARC platform, where dual-sided fusion proteins may provide advantages over existing therapeutic antibodies. One such platform is our Gamma Delta T Cell Engager platform, known as GADLEN. A majority of T cells in the human body bear an alpha beta T cell receptor, which recognizes tumor antigens via major histocompatibility complex, or MHC, molecules. Some cancer cells reduce the expression of MHC molecules, rendering those cancer cells invisible to most alpha beta T cells. Gamma delta T cells represent approximately 2% to 5% of the total T cell population and, unlike alpha beta T cells, are not dependent on MHC molecules to recognize and kill tumor cells. The therapeutic utilization of gamma delta T cells represents a novel approach for the treatment of cancer. This approach may be particularly beneficial in targeting tumors that are not addressable by alpha beta T cells. Additionally, as immunotherapies that stimulate alpha beta T cell-dependent immune responses are increasingly utilized across cancer treatment paradigms, the proportion of patients who may become refractory to alpha beta T cell-mediated therapies will also increase over time, creating an absence of effective treatment options that may be addressed by the utilization of gamma delta T cells.

While we believe compounds developed with our ARC and GADLEN platform may provide significant key advantages, we are in an early stage of development using novel technologies and cannot assure you that our approach will lead to the development of marketable products. For example, SL-279252 is in Phase 1 development and although data as of September 9, 2020 has shown it has been well tolerated, with no dose-limiting toxicities observed, additional data from any of our dual-sided fusion protein product candidates may result in unanticipated safety and efficacy outcomes or unexpected biological interactions that could delay or prevent their development. Moreover, we are aware that others have experienced limited clinical success when attempting to combine the inhibition of checkpoint molecules with the activation of trimeric costimulatory molecules. We believe this limited success is attributable to a structural mismatch between the bivalent antibodies and trimeric costimulatory receptors, which we have attempted to address in the design of our ARC platform compounds.

Our Pipeline

We are leveraging our proprietary ARC and GADLEN platforms to discover and develop dual-sided, bi-functional fusion protein product candidates. We own or have exclusively licensed the intellectual property rights to our product candidates.

The following table highlights our two clinical-stage assets that have been derived from our ARC platform:

Our lead product candidate, SL-172154, simultaneously inhibits CD47 and activates the CD40 receptor. We believe SL-172154 has the potential to offer a differentiated approach to targeting CD47. Other approaches solely focus on activating the innate immune system by blocking the CD47 macrophage “don’t eat me” signal. In addition to inhibiting CD47, SL-172154 is designed to bridge the innate and adaptive immune response by subsequently activating CD40 signaling to upregulate antigen presentation machinery. In preclinical studies of SL-172154, we observed superior tumor rejection as compared to CD47 and CD40 antibodies, a durable receptor occupancy, a dose-dependent lymphocyte migration into lymphoid tissues and no occurrence of anemia. We have initiated a Phase 1 clinical trial of SL-172154 administered by intravenous injection in patients with ovarian, fallopian tube, and peritoneal cancers, referred to collectively as ovarian cancer, and we expect to announce initial data from the dose-escalation portion of this trial in the second half of 2021. We plan to initiate a second Phase 1 clinical trial of SL-172154 administered by intratumoral injection in patients with CSCC or HNSCC and we expect to announce data from the dose-escalation portion of this trial in the second half of 2022. These tumors were selected due to their particularly high expression of CD47, a high presence of macrophages in the tumor microenvironment, and a lack of effective treatment options for these indications.

Our second product candidate, SL-279252, being developed in collaboration with Takeda, simultaneously inhibits PD-1 and activates the OX40 receptor. We believe SL-279252 has the potential to offer a differentiated approach to targeting PD-1 and OX40, as compared to existing antibody therapies, either as individual monotherapies or in combination. Antibodies targeting OX40 have not demonstrated sufficient efficacy in clinical trials, a result that we believe is due to a structural mismatch between bivalent antibodies and trimeric OX40 receptors. The unique hexameric structure of SL-279252 is designed to more effectively bind to and activate OX40 receptors, leading to optimized signaling and resulting in T cell activation and proliferation. Together, these properties are intended to replace PD-L1-mediated immune inhibition with OX40 costimulation to synergistically enhance anti-tumor response. In preclinical models, compared to the combination of anti-PD-1 and OX40-agonist antibodies, SL-279252 demonstrated superior tumor reduction and lymphocyte proliferation and migration to tissues. Our ongoing Phase 1 trial is evaluating SL-279252 in patients with advanced solid tumors and lymphoma. We expect to announce dose-escalation data in the second half of 2021. Takeda has an option to exercise a license of SL-279252 prior to initiation of a Phase 2 clinical trial.

In addition to our lead product candidates, we have an extensive discovery pipeline consisting of over 300 unique fusion proteins that we have manufactured and characterized in both in vitro and in vivo studies. We intend to nominate additional lead candidates in oncology, as well as autoimmune disease, to further broaden our pipeline. In accordance with our prioritization strategy, we intend to develop these compounds as data emerge that clinically validate the targets. Our long-term plan also includes the development of product candidates for novel targets. We plan to nominate clinical product candidates from our ARC or GADLEN platforms. We anticipate submitting additional Investigational New Drug Applications, or INDs, in both the second half of 2021 and in the first half of 2022.

The following table highlights the preclinical programs from which we may select our next clinical candidates to be developed independently or in collaboration with a partner:

Our Team

Our management team and Board possess decades of experience in cancer immunotherapy, autoimmune disease, targeted therapeutics, protein engineering, biologics manufacturing, clinical development, regulatory strategy, and commercialization. Members of our team were involved with, or led, drug development programs leading to the approval of drugs including Votrient, Tafinlar, Mekinist, Enbrel, Nucala, Valtrex, Arranon, Tykerb, Avastin, Revlimid, Pomalyst, and others. Our team members have held senior leadership positions at leading companies including GlaxoSmithKline, Celgene, Pfizer, Novartis, Takeda, Alexion, Medarex, Amgen, Merck KGaA, OSI Pharmaceuticals, and Reata Pharmaceuticals.

Since our founding in 2016, we have raised approximately $239.1 million through redeemable convertible preferred stock financings and non-dilutive partnership funds. Our key investors include Redmile Group, Fidelity Management and Research Company, Janus Henderson, EcoR1 Capital, Partner Fund Management, Avidity Partners, Hatteras Venture Partners, Emerson Collective, Piper Sandler & Co., JSR Corporation, and Takeda.

Our Strategy

Our goal is to become the world leader in the discovery, development, and commercialization of dual-sided, bi-functional fusion proteins for the treatment of cancer and autoimmune diseases. We plan to achieve this by utilizing our proprietary ARC and GADLEN platforms to create novel therapeutics to treat patients who lack effective treatment options. Key elements of our strategy include:

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Rapidly advancing our clinical-stage ARC product candidates, SL-172154 and SL-279252, through clinical development and marketing approval. SL-172154, our lead wholly owned program, is currently in a Phase 1 trial for the treatment of ovarian cancer, and we plan to initiate a second Phase 1 trial for the treatment of CSCC and HNSCC in the second half of 2020. We expect to announce initial data from the dose-escalation portion of the SL-172154 trial in patients with ovarian cancer in the second half of 2021 and data from the dose-escalation portion of the SL-172154 trial in patients with CSCC or HNSCC in the second half of 2022. Further development may include other solid tumors and hematological malignancies. SL-279252, which we are developing in collaboration with Takeda, is also in a Phase 1 trial for the treatment of advanced solid tumors and lymphoma. We expect to announce data from the dose-escalation portion of the SL-279252 trial in the second half of 2021. If the data obtained in these trials are highly compelling, accelerated registration paths and other regulatory designations will be discussed with regulatory agencies. However, any such determination will be made in the sole discretion of such regulatory agencies and there can be no guarantee that any of our product candidates will be granted a differentiated regulatory path or designation.

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Leveraging our ARC and GADLEN platforms to rapidly advance additional product candidates into clinical development. Our platforms allow us to rapidly identify and develop pipeline product candidates. Since our inception in 2016, we have generated more than 300 unique, dual-sided fusion proteins. Our initial focus is on targets that are well characterized and scientifically validated in immuno-oncology but are underexploited by current treatment modalities. Longer-term, we plan to pursue novel targets in immuno-oncology and also pursue additional diseases areas, including autoimmune diseases, where our dual-sided fusion proteins may provide advantages as compared to current treatment modalities.

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Continuing to augment our fusion protein manufacturing capabilities. We are pioneers in the field of therapeutic bi-functional fusion proteins. Manufacturing these biologic drugs involves substantial internally-developed know-how and trade secrets. To date, we have invested major resources in the development and optimization of our purification process, as well as other aspects of the manufacturing process. We intend to continue investing in our internal manufacturing capabilities so as to provide sufficient supply for our clinical trials and eventually scale production up to meet commercial requirements. The continual improvement of our manufacturing capabilities will be important to driving efficiency, maintaining high standards of quality control, and ensuring that investigators, physicians, and patients have adequate access to our approved products.

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Collaborating with leading biopharmaceutical companies. Similar to our collaboration agreement with Takeda, we intend to broaden the global reach of our bi-functional fusion protein platforms by selectively collaborating with leading biopharmaceutical companies. We intend to retain significant economic and commercial rights to our programs in key geographic areas that are core to our long-term strategy.

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Deepening our intellectual property portfolio to continue to protect our platform technologies and product candidates. We have built a global intellectual property portfolio consisting of patents and patent applications, trade secrets, trademarks, and know-how to protect the product candidates developed from our bi-functional fusion protein platforms. We plan to expand our intellectual property portfolio as we continue to advance and develop existing product candidates and platforms, as well as create novel platform technologies.

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Building on our culture of R&D excellence and continuing to out-innovate ourselves. Our people, and the culture that we foster, have been instrumental to our success. We have assembled a world-class team of professionals whose track records include the successful development of several commercial products at major biopharmaceutical companies. The expertise that we have assembled has enabled us to develop two novel platforms to date and will allow us to maintain our leadership position in the field of bi-functional fusion proteins.

Overview of Immuno-oncology Therapeutics

Over the past decade, a growing understanding of the molecular mechanisms that allow cancer cells to evade detection by the immune system has led to the advent of immuno-oncology, a treatment paradigm that seeks to stimulate or supplement a person’s own immune system to selectively attack cancer cells. Immune responses are initiated through antigen presentation by innate immune cells, including macrophages, and dendritic cells. The ensuing adaptive immune response is mediated by T cells. Both innate and adaptive immune responses are governed by the balance of signals that inhibit the immune response, or checkpoint pathways, and signals that accelerate the immune response, or costimulatory pathways. Checkpoint inhibition is focused on releasing the “brakes” on the immune system to allow T cells to recognize and eradicate tumors. In certain types of tumors, checkpoint inhibitors have demonstrated higher response rates, improved overall survival, and a better safety profile as compared to other available treatments. One subset of checkpoint inhibitors, PD-1 inhibitors, achieved $19.4 billion in global sales in 2019 and are expected to garner over $36.0 billion in global annual sales by 2024.

Checkpoint inhibitors have demonstrated clinical benefit for a subset of cancer patients, but there remains room for improvement. It is estimated that less than 13% of all cancer patients in the United States respond to checkpoint inhibitors. Approximately 44% of U.S. patients with cancer are eligible for checkpoint inhibitor therapies and only 28% of these patients respond to therapy, underscoring the lack of effective treatment options. Multiple mechanisms contribute to preventing anti-tumor activity and, consequently, it is critical to simultaneously modulate several immune processes in order to circumvent the various adaptations tumors employ to evade the immune system. One such approach has been to activate costimulatory molecules in combination with checkpoint inhibition. One prominent class of costimulatory molecules is the TNF superfamily, which includes many receptors such as CD40 and OX40. The diversity of receptors within the TNF superfamily allows the immune system to fine-tune the magnitude, quality and duration of specific immune responses. This diversity can be leveraged to purposefully build therapeutics to modulate the specific TNF pathways which are most relevant for the underlying disease biology.

While many TNF receptor agonist antibodies have been developed and tested in human clinical trials, most have been discontinued after Phase 1 testing and only in a rare instance have they advanced to pivotal studies. Activation and downstream signaling require the assembly of three receptor molecules, or trimerization. As shown in Panel A of Figure 2 below, there is a structural mismatch between bivalent antibody therapeutics and trimeric TNF receptors, such as OX40. Traditional bivalent antibodies can only bind to two TNF receptors and are thus unable to individually trimerize a TNF receptor, leading to weak signaling of TNF pathways. As shown in Panel B of Figure 2, in order for TNF receptor agonist antibodies to trimerize a TNF receptor, multiple antibodies must be cross-linked through Fc receptors located on accessory cells. As shown in Panel C of Figure 2, this mechanism becomes less effective at increasing antibody doses due to saturation of TNF receptors and Fc receptors independently of each other. Consequently, there is no free Fc receptor available to cross-link the TNF receptor bound antibody. This effect manifests in clinical trials as an atypical dose-response relationship.

Figure 2—Antibody Therapies Lead to Inefficient TNF Pathway Activation

Additionally, expression levels of TNF superfamily receptors fluctuate throughout the course of a patient’s immune response and vary from patient to patient. For example, OX40 could be expressed in 2% of a patient’s T cells prior to inducing an immune response, but could rise to 25% of T cells shortly following induction of an immune response. Effective trimerization of a TNF receptor such as OX40 requires a sub-saturating dose of an existing TNF receptor antibody in order to avoid ineffective signaling as shown in Panel C of Figure 2 above. However, an optimal sub-saturating dose cannot be accurately determined given the fluctuation of TNF receptor expression throughout the course of a patient’s immune response and the variation in TNF receptor expression from patient to patient. The need remains for a molecule that does not require exogenous Fc receptor-mediated cross-linking in order to induce trimerization of TNF receptor targets and drive a costimulatory signal.

Our ARC Platform

Our proprietary Agonist Redirected Checkpoint, or ARC, platform has the potential to create therapeutics that can dramatically change the way we treat cancer and other diseases. We developed the ARC platform to address the need for a single therapeutic that consolidates multiple immune functions. Compounds developed from our ARC platform simultaneously block immune checkpoint receptors and activate costimulatory molecules.

Structure of an ARC Compound

We designed the ARC platform as a modular scaffold wherein three principal components are fused together, comprising a human Type 1 extracellular domain protein, an Fc domain, and a human Type 2 extracellular domain protein. A vector carrying a sequence of the dual-sided construct is then transfected into mammalian cells, which are used as the ARC production cell line. Once purified, the proteins secreted by the cell then self-assemble via a step-wise process, first dimerizing via disulfide bonds in the Fc domain, followed by trimerization on the costimulatory factor ligand domains, as shown in Figure 3 below.

Figure 3—Assembly Process for ARC Compounds

As shown on the left in Figure 4 below, these components form a compound with a unique hexameric structure, incorporating six distinct binding domains for each of two targets, for a total of twelve binding sites. This property endows each ARC compound with the ability to bind multiple targets with higher affinity and avidity than is achievable by antibody-based therapeutics. The image on the right in Figure 4 below provides a high-resolution electron micrograph representing a birds-eye view of SL-279252, with the six white spots representing each of the six OX40L binding domains of the compound.

Figure 4—Structure of the ARC Compound SL-279252

The functional domains of ARC compounds are derived from native human proteins, rather than antibody binding domains. This enables the rapid generation of new constructs, given that the starting template for distinct ARC compounds is the human genome. Therefore, an ARC compound can be taken from the conception stage to a manufactured purified protein in approximately six weeks, whereas it can take approximately six months to reach the same stage for an antibody therapeutic candidate. This rapid reduction in discovery processing time, has allowed us to generate more than 300 unique, dual-sided fusion proteins.

Despite the strong scientific rationale for targeting the TNF receptor superfamily, clinical trials evaluating existing bivalent antibodies have failed to demonstrate meaningful clinical benefit, which we believe is due to the structural mismatch between bivalent antibodies and the native trimeric structure of TNF receptors. As shown in Figure 4 above, the hexameric structure of our ARC compounds uniquely allows for effective binding and activation of trimeric receptors without the need for Fc receptor-mediated cross-linking.

Figure 5—ARC Compounds Uniquely Facilitate Trimerization

Beyond its unique ability to effectively activate the TNF receptor superfamily, we believe the ARC compound possesses several additional advantages over existing antibody therapeutics. Unlike IgG and IgM antibodies, which can only bind to a single target, an ARC compound can bind to two distinct targets. While bispecific antibodies can also bind to two unique targets, they do so in a monovalent fashion, whereas ARC compounds can do so in a multivalent fashion. The hexameric structure of an ARC compound represents a differentiated approach, including two sets of six binding domains, allowing for high-avidity binding to two distinct targets. The ARC platform thus enables the synergistic colocalization of checkpoint blockade and costimulatory molecule activation, which has been shown in vitro and in vivo to be superior on several measures to co-administration of two separate bivalent antibodies or single-sided fusion proteins.

Figure 6 below compares our ARC compound with several antibody formats, including IgG antibodies, bispecific antibodies, and IgM antibodies:

Figure 6—Comparative Attributes of Antibodies and ARC Compounds

Hexameric Structure and Checkpoint/Costimulatory Colocalization of ARC Compounds Provide Enhanced Anti-Tumor Activity Compared to Existing Antibodies

We employ a rigorous preclinical framework to ensure that only the most promising product candidates are selected for clinical development. Before advancing an ARC product candidate into clinical development, both human and mouse variants for each product candidate are generated and systematically evaluated in parallel through a battery of analytical assays, comparing the anti-tumor activity of an ARC product candidate to antibodies targeting the same pathways in head-to-head in vitro and in vivo animal studies. For example, as shown in Figure 7 below, we evaluated the anti-tumor activity of murine SIRPa-Fc-CD40L in the left panel, and murine PD-1-Fc-OX40L in the right panel, against antibodies targeting the same pathways. Individual mice with rapidly growing tumors were treated with checkpoint blocking antibodies and costimulatory agonist antibodies, either alone or in combination, in comparison with the corresponding ARC compounds. The dosing regimen was fixed in these studies across all groups to facilitate a controlled comparison of the efficacy of each treatment. These results demonstrate that ARC compounds were able to control tumor growth in mice to a greater degree than the corresponding existing antibodies, either alone or in combination. The primary columns in Figure 7 below represents the number of mice that rejected the primary tumor. The re-challenge columns in Figure 7 below represents the number of mice that rejected the primary tumor and were also capable of rejecting a second tumor challenge without repeat treatment. For example, of the five mice that rejected their primary tumors after treatment with murine SIRPa-Fc-CD40L, three had demonstrated a durable, adaptive immune response by rejecting a second tumor challenge without the administration of an additional dose. We believe the superior tumor control in mice treated with ARC compounds is due to the colocalization of a trimerized TNF ligand to the site of checkpoint blockade and is a distinguishing characteristic that we expect will be observed across the platform.

Figure 7—ARC Compounds Show Significantly Enhanced Anti-Tumor Activity as Compared to Antibody Controls

Once we have established the anti-tumor activity of an ARC product candidate, the next phase of preclinical development consists of additional in vitro studies further comparing the ARC product candidate against benchmark antibodies targeting the same pathways. For example, we used a standard potency assay previously used to support the approval of anti-PD-1 antibodies. This assay compared the amount of interleukin-2, or IL-2, secreted by lymphocytes following treatment with staphylococcal enterotoxin B, or SEB, a bacterial toxin, in the presence of SL-279252 and other anti-PD-1 or OX40 agonist antibodies. Secretion of IL-2 by human lymphocytes is an indicator of adaptive immune activation. As shown in Figure 8 below, when primary human lymphocytes were exposed to the anti-PD-1 antibodies nivolumab and pembrolizumab in the presence of SEB, both anti-PD-1 antibodies stimulated a dose-dependent increase in the concentration of IL-2 in the cell cultures. In contrast, tavolixizumab, an OX40 agonist antibody, did not stimulate an increase in the concentration of measured IL-2 in the cell cultures, and did not increase the quantity of IL-2 secretion stimulated by nivolumab or pembrolizumab alone. We believe the lack of activity of tavolixizumab in this assay is due to the dependence of the antibody on Fc receptor mediated cross-linking for activity. SL-279252 also stimulated dose-dependent increases in the concentration of IL-2 secreted by human lymphocytes in the cultures, and a higher concentration of IL-2 was observed in cultures treated with SL-279252 than with nivolumab or pembrolizumab. These data indicate that SL-279252 is a more potent stimulator of IL-2 secretion by human lymphocytes as compared to nivolumab or pembrolizumab. In addition to the two assay systems described above, we utilize a multitude of other criteria to further assess preclinical safety and efficacy.

Figure 8—In Vitro Potency Assay for PD-1 Biologics

Primary human peripheral blood mononuclear cells, or PBMC, were harvested and treated with SEB and SL-279252 and benchmark antibody controls. Because antibodies contain two target binding domains, molar comparisons to ARC compounds were made on the basis of a matched number of ARC binding sites, using the molecular weight of a dimeric ARC.

Once ARC product candidates demonstrate superior performance as compared to the relevant antibody comparators in both mouse tumor models and human in vitro assays, we may advance our ARC product candidates to studies in non-human primates, or NHP. We have evaluated eight different ARC compounds in NHP to date and have observed unique on-target activity between ARC compounds. As an example, NHP treated with SL-172154 were observed to have dose-dependent migration of CD40+ lymphocytes from the peripheral blood into secondary lymphoid organs including the lymph nodes and spleen. We observed extensive expansion of lymphoid-rich cells in the spleen from a NHP treated with SL-172154 as compared to a control from the same study. In contrast to SL-172154, NHP treated with SL-279252 were observed to have dose-dependent migration of lymphocytes to the liver, gastrointestinal tract, and lungs. In addition, we observed infiltration of both local lymph nodes and the areas surrounding blood vessels in the lung of a NHP treated with SL-279252, as compared to a control animal from the same study. To our knowledge, similar observations have not been reported in NHP studies utilizing TNF-agonist antibodies. We believe these observations, which were accompanied by serum cytokine changes, provide evidence of on-target biology driven by ARC compound-mediated stimulation of CD40 or OX40.

We believe that by systematically evaluating ARC compounds targeting clinically validated checkpoints through a series of preclinical studies comparing ARC compounds to the relevant benchmark antibodies, we are able to prioritize ARC product candidates that are best positioned to provide a clinical benefit.

Versatility of the Platform

The modularity of our dual-sided fusion protein platforms, including our ARC platform, facilitates a vast repertoire of potential dual-sided fusion proteins that can be synthesized and developed. In the human genome, there are more than 1,400 Type 1 membrane proteins, which are characterized by an extracellular amino terminal domain, and more than 450 Type 2 membrane proteins, which are characterized by an extracellular carboxy terminal domain. ARC compounds are assembled from any combination of Type 1 and Type 2 membrane proteins and, therefore, have significant diversity, with more than 630,000 possible combinations. Within this vast set of possible combinations, we have chosen to focus initially on three classes of targets that have already shown significant clinical relevance for the treatment of cancer comprising immune checkpoints, the TNF superfamily, and cytokines. We utilize our understanding of disease pathology and immune dysfunction to identify pairings of optimal targets within a single therapeutic.

Examples of notable targets that we are currently utilizing, or may in future elect to utilize, our ARC compounds are described in the table below.

Potential Targets for ARC Compounds

In addition to targeting immune checkpoints and TNF superfamily receptors, we are also targeting cytokines, which are largely responsible for promoting and regulating an immune response. Cytokines are proteins synthesized and secreted by immune cells and which mediate immune stimulation or suppression, thereby driving autoimmune diseases and participating in immune evasion and progression of cancers. In cancer, cytokines such as IL-2 and interferons have been shown to stimulate antitumor immune response, whereas cytokines such as TGF-ß, CSF1, and IL-34 have been shown to promote tumor progression. In autoimmune diseases, IL-6 and TNFa are highly implicated in disease development and progression. We have leveraged the versatility of our ARC platform to construct ARC compounds that target cytokines implicated in cancer as well as cytokines implicated in autoimmune diseases. For example, SL-115154 binds soluble CSF1 and IL-34 and simultaneously activates CD40 receptors. Some of our early stage product candidates bind TGF-ß and simultaneously activate a variety of costimulatory receptors. Similar to our cancer product candidates, our autoimmune product candidates are designed to influence disease pathways by simultaneously trapping inflammatory signals and promoting immunosuppressive functions.

Our GADLEN Platform

Our expertise in engineering dual-sided, bi-functional fusion proteins has enabled the development of our Gamma Delta T Cell Engager, or GADLEN, platform to leverage gamma delta T cells for the treatment of cancer. We expect to nominate product candidates from our GADLEN platform in 2021 to support our clinical-stage pipeline in 2022 and beyond.

The therapeutic utilization of gamma delta T cells represents a novel approach for the treatment of cancer. This approach may be particularly beneficial in targeting tumors that are not addressable by alpha beta T cells. Additionally, as immunotherapies that stimulate alpha beta T cell-dependent immune response are increasingly utilized across cancer treatment paradigms, we expect the proportion of patients who will become refractory to alpha beta T cell-mediated therapies will also increase over time, creating an absence of effective treatment options that may be addressed by the utilization of gamma delta T cells.

A majority of T cells in the human body bear an alpha beta T cell receptor, which recognizes tumor antigens presented on major histocompatibility complex, or MHC, molecules. Some cancer cells reduce the expression of MHC molecules or tumor antigens, rendering those cancer cells invisible to most alpha beta T cells. Gamma delta T cells represent approximately 2% to 5% of the total T cell population and their presence within tumors is strongly correlated with increased survival in cancer patients. Unlike alpha beta T cells, gamma delta T cells are not dependent on MHC molecules, or a single antigen, to recognize and kill tumor cells. Instead, the gamma delta

T cell receptor is activated by a newly-identified, tissue-specific complex of two heterodimerized butyrophilin proteins. Thus, biologic therapies comprising a heterodimer of butyrophilin proteins may provide a tool to therapeutically modulate gamma delta T cells. Our GADLEN platform has the potential to expand the range of addressable indications for cancer immunotherapy and treat historically difficult to treat patients. We have leveraged our expertise in engineering dual sided bi-functional fusion proteins to develop a suite of heterodimerized butyrophilin proteins connected to antigen-targeted single chain antibody fragments.

GADLEN compounds are comprised of two distinct fusion protein chains, and an engineered Fc linker domain that facilitates heterodimerization between the two chains. As shown in the left panel of Figure 9A below, the assembled GADLEN compound contains the extracellular domains of heterodimerized butyrophilin proteins on one side and is linked to tumor antigen specific single chain antibody fragments on the opposite side. The gamma delta T cell receptors recognize and are activated by specific butyrophilin protein heterodimers. Thus, the GADLEN construct is designed to facilitate targeting of specific gamma delta T cells to tumor cells expressing a defined antigen, as shown in the right panel of Figure 9A below.

Figure 9A—GADLEN Platform Overview

To demonstrate the feasibility of the GADLEN approach, a murine GADLEN construct was developed incorporating a butyrophilin 1, or BTNL1, and butyrophilin 6, or BTNL 6, heterodimer and an scFv domain targeting the CD19 antigen. In both mice and humans, gamma delta T cells represent approximately 2% to 5% of the total T cell population, as shown in Figure 9B in a murine model. We treated mice on Days 0, 3, and 6 with the murine GADLEN, mBTNL1/6-Fc-CD19scFv. We observed dose-dependent expansion of the endogenous gamma delta T cell compartment to approximately 12% of all T cells 24 hours after the second treatment. Concurrent with expansion, mBTNL1/6-Fc-CD19scFv also caused activation of murine gamma delta T cells, as demonstrated by upregulation of the CD69 activation marker, shown in Figure 9B. Murine B cells express CD19, and therefore were a potential target of gamma delta T cells following treatment with mBTNL1/6-Fc-CD19scFv. Accordingly, we observed depletion of the endogenous B cell compartment concurrent with gamma delta T cell expansion and activation following treatment with mBTNL1/6-Fc-CD19scFv, as shown in Figure 9B. We believe these studies indicate that GADLEN compounds enable therapeutic modulation of gamma delta T cells in vivo, and that GADLEN compounds may be designed to activate tissue-restricted populations of endogenous gamma delta T cells to target specific tumor antigens in both solid and liquid tumors.

Figure 9B—Dose Dependent Gamma T Cell Expansion, Activation, and Killing Activity Following Administration of the GADLEN Compound mBTNL1/6-Fc-CD19scFv

Our ARC Product Candidates

We believe the collective advantages of our ARC platform and our internal capabilities allow for the capital-efficient identification and pursuit of differentiated product candidates. Our lead product candidates, SL-172154 and SL-279252, are designed to address molecular targets that are well-characterized and clinically validated in immuno-oncology, but are under-exploited by current treatment modalities.

SL-172154: A Dual CD47/SIRPa Blocking and CD40-Activating ARC Compound

Our lead product candidate, SL-172154, simultaneously inhibits CD47 and activates the CD40 receptor. In preclinical studies of SL-172154, we have observed no occurrence of anemias, a durable receptor occupancy, and dose-dependent lymphocyte migration into lymphoid tissues. We have initiated a Phase 1 clinical trial of SL-172154 administered by intravenous injection in patients with ovarian, fallopian tube, and peritoneal cancers, collectively referred to as ovarian cancer, and we plan to initiate a second Phase 1 clinical trial of SL-172154 administered by intratumoral injection in patients with CSCC or HNSCC in the second half of 2020. These tumors were selected due to their particularly high expression of CD47, a high presence of macrophages in the tumor microenvironment, and a lack of effective treatment options for these indications. For the Phase 1 clinical trial evaluating SL-172154 in ovarian cancer patients, we expect to announce initial data from the dose-escalation portion of the trial in the second half of 2021. We plan to announce data from the dose-escalation portion of the Phase 1 trial evaluating SL-172154 in CSCC and HNSCC patients in the second half of 2022.

Improving upon Existing Therapeutics Targeting CD47/SIRPa

In order for CD47/SIRPa blockade to effectively inhibit tumor growth, the CD47/SIRPa “don’t eat me” signal must be blocked and an “eat me” signal must be present to stimulate macrophage-mediated phagocytosis. While CD47 and SIRPa therapeutics have demonstrated anti-tumor activity in a range of tumor types including diffuse large B-cell lymphoma, or DLBCL, myelodysplastic syndrome, acute myeloid leukemia, gastric cancer, and ovarian cancer, we believe there are a number of factors that limit the potential of existing antibody therapeutics. For example, antibodies that block the CD47 “don’t eat me” signal and provide an “eat me” signal via the Fc domain, can result in toxicities including anemia and other cytopenias, which have been observed clinically with magrolimab, TTI-621, and SRF231. In preclinical studies in NHP, administration of the CD47 blocking antibody known as magrolimab, or 5F9-G4, caused blood hemoglobin concentrations to drop into the transfusion range for most animals that received a dose of 1 mg/kg or greater. We believe these observations were due to residual effector function in the FC domain of magrolimab, which caused red blood cell destruction following binding of CD47 on red blood cells. This has limited development of these antibodies in the absence of the low-dose priming regimen developed for magrolimab. Other CD47 blocking agents, including the SIRPa-Fc fusion protein known as ALX-148, contain an Fc domain that does not bind Fc receptors, and therefore blocks CD47 without providing an “eat me” signal that leads to anemia or other cytopenias. While the avoidance of cytopenias is a major benefit of CD47 targeted therapies that do not engage Fc receptors, in order for those agents to provide anti-tumor benefit they must be paired with a strategy that directs macrophages to specifically “eat” tumor cells. These tumor-targeted “eat me” signals can be provided by ADCP-competent antibodies, such as rituximab, cetuximab, or trastuzumab, that bind to tumor antigens. Antibody-dependent cellular phagocytosis, or ADCP, is a highly regulated process in which an antibody binds to and marks a target, in this case a tumor cell, for phagocytosis. In addition, natural “eat me” signals can be induced by certain chemotherapies that increase expression of calreticulin, a well-established “eat me” signal expressed on the surface of cells marked for phagocytosis, on the surface of tumor cells. Preclinical studies have shown that the anti-tumor response to CD47/SIRPa blockade is completely dependent upon macrophage engagement of an adaptive immune response following tumor cell phagocytosis, specifically following engagement and activation of CD8+ T cells. Thus, strategies that not only enhance innate immunity via CD47/SIRPa blockade, but also enhance an adaptive immune response may be synergistic. To our knowledge, there are no other CD47/SIRPa targeted agents in clinical development that include a second functional domain to stimulate an adaptive immune response.

Our Approach to Bridging Innate and Adaptive Immunity by Simultaneously Targeting CD47 and CD40

While competing CD47 and SIRPa programs solely focus on activating the innate immune system by inhibiting CD47, SL-172154 is designed to bridge the innate and adaptive immune response by simultaneously blocking the CD47 macrophage “don’t eat me” signal and activating CD40 signaling. We believe that incorporating a CD40 agonist domain into a CD47 blocking therapeutic will stimulate macrophages not to just “eat” tumor cells, but will also drive those macrophages to more effectively present the tumor antigens that they have consumed to T cells.

As shown in Figure 10 below, when macrophages consume tumor cells in the setting of CD47/SIRPa blockade, they must then digest and display tumor antigens on their surface to catalyze an adaptive, T cell-mediated immune response. Macrophage consumption of tumor cells is critical to the mechanism of CD47/SIRPa blockade, but T cells are responsible for tumor shrinkage. Thus, strategies that enhance the processing and display of tumor antigens on the surface of macrophages and other antigen presenting cells are likely to enhance the effectiveness of CD47/SIRPa blockade. CD40 is a TNF receptor expressed by antigen-presenting cells, including macrophages. Stimulation of CD40 substantially enhances antigen presentation and subsequent T cell-activation by antigen-presenting cells. Accordingly, we have demonstrated in preclinical studies that the stimulation of CD40 in coordination with CD47/SIRPa blockade using murine SIRPa-Fc-CD40L controls tumor growth and improves survival to a greater degree than either CD47- or CD40-targeted antibodies either alone or in combination, and these effects were attributed to enhanced tumor cell killing by T cells.

Figure 10—Mechanism of Action of SL-172154

Clinical Development Strategy

We are currently conducting a Phase 1 clinical trial evaluating the intravenous administration of SL-172154 in patients with ovarian cancer and plan to initiate a second Phase 1 trial evaluating the intratumoral administration of SL-172154 in patients with CSCC or HNSCC. The primary objective of each Phase 1 trial is to assess the safety and tolerability of SL-172154. The secondary objectives include evaluation of the pharmacokinetic and pharmacodynamic profiles as well as the anti-tumor activity of SL-172154. We expect to identify the recommended Phase 2 dose for SL-172154 as a monotherapy. We expect to provide initial data from the monotherapy dose-escalation portion of our intravenous and intratumoral Phase 1 trials in the second half of 2021 and the second half of 2022, respectively.

A Phase 1 trial of SL-172154 administered intravenously is being conducted in patients with advanced ovarian, fallopian tube, and primary peritoneal cancers, collectively referred to as ovarian cancer. Patients have relapsed and are ineligible for further platinum-based therapies. We believe that ovarian cancer represents an indication that lacks effective treatment options. Ovarian cancer expresses the highest levels of CD47 of any solid tumor and is a tumor type with a high presence of macrophages, which express CD40.

In the Phase 1A dose-escalation portion of the trial, three or more patients will be enrolled through each of five dose levels. Following the identification of a recommended Phase 2 dose, or RP2D, for monotherapy, we plan to evaluate SL-172154 in two Phase 1B expansion cohorts in ovarian cancer, including in combination with cetuximab, an ADCP-competent antibody targeting EGFR, and in combination with doxorubicin. We conducted a study with an academic collaborator to investigate the expression of EGFR on tumor biopsies from ovarian cancer patients. From a total of 594 biopsies analyzed, the majority were greater than 50% positive for EGFR. Doxorubicin is a standard of care chemotherapy that stimulates upregulation of calreticulin on tumor cells. We anticipate enrolling a total of approximately 70 patients across the dose-escalation and expansion portions of the trial. As of September 9, 2020, two patients have completed the first cycle of treatment with SL-172154 at the first dose level and tolerated the drug well. An overview of the initial clinical development strategy for evaluating SL-172154 administered intravenously in patients with advanced ovarian cancer is below:

Figure 11 —Initial Clinical Development Strategy of SL-172154 in Ovarian Cancer

In the second half of 2020, we plan to initiate a Phase 1 trial of SL-172154 administered intratumorally in patients with locally advanced or metastatic CSCC and HNSCC not amenable to further treatment with surgery, radiation, or standard systemic therapies. In the Phase 1A dose-escalation portion of the study, three or more patients will be enrolled through each of four dose levels. Following the identification of a monotherapy RP2D, we plan to evaluate SL-172154 in one or more Phase 1B expansion cohorts in combination with cetuximab or one or more other combinations. We anticipate enrolling a total of approximately 45 patients across the dose-escalation and expansion portions of the trial. An overview of the initial clinical development strategy for evaluating SL-172154 administered intratumorally in patients with locally advanced or metastatic CSCC and HNSCC is below:

Figure 12—Initial Clinical Development Strategy of SL-172154 in CSCC and HNSCC

Following the completion of Phase 1 development, we plan to select one or more combination regimens, routes of administration and tumor types to advance into Phase 2 development. In addition, we plan to also evaluate SL-172154 in patients with other solid tumors and hematologic malignancies.

Preclinical Experience

To date, we have conducted extensive preclinical studies of SL-172154 that have demonstrated the following:

•	A significant increase in macrophage-mediated phagocytosis of tumor cells

•	The activation of antigen presenting cells by a CD40-induced type I interferon response

•	Dose-dependent increases in IL-2 by human lymphocytes

•	Dose-dependent activation of a CD8+ T cell response, which was responsible for tumor cell killing

Taken together, these data demonstrate the potential ability of SL-172154 to activate and bridge the adaptive and innate immune responses.

In in vitro studies, murine SIRPa-Fc-CD40L was shown to bind CD47 and CD40 with high, picomolar affinity. As predicted from the hexameric structure of the compound, the CD40L domain stimulated CD40 signaling in the absence of Fc receptor cross-linking. In in vivo studies, administration of murine SIRPa-Fc-CD40L resulted in dose-dependent activation of antigen presenting cells.

We performed standard in vitro tumor cell phagocytosis assays to demonstrate whether SL-172154 enhanced macrophage-mediated phagocytosis of various tumor cell lines both alone and in combination with tumor-targeted ADCP-competent antibodies. As shown in Figure 13 below, consistent with the mechanism of action of CD47 blocking agents, SL-172154 significantly enhanced the ability of macrophages to phagocytose tumor cells in the presence of tumor-targeted ADCP-competent antibodies. Additionally, SL-172154 potentiated macrophage-mediated phagocytosis of tumor cells that expressed calreticulin, a well-established “eat me” signal expressed on the surface of cells marked for phagocytosis.

Figure 13—Tumor Phagocytosis Activity of SIRPa-Fc-CD40L with or without ADCP-competent Antibodies

Human monocyte derived macrophages were co-cultured with HCC1954, A431, HCC827, or Caov-3 cells in the presence of an IgG negative control, SL-172154, an ADCP-competent tumor-targeted antibody, including Trastuzumab or Cetuximab, or the combination of SL-172154 and the ADCP-competent tumor-targeted antibody. After two hours, the proportion of tumor cells phagocytosed by human macrophages was determined and reported as the phagocytosis index.

CD40 is known to stimulate proliferation of B cells and CD4+ T cells from human PBMC in the presence of cross-linked anti-CD40 antibodies or CD40L. To evaluate this effect, CD8+ T cell-depleted PBMC were isolated from a total of 50 different human blood donors and cultured in the presence of a dose-titration of SL-172154. As shown in Figure 14 below, as compared to both positive and negative controls, soluble SL-172154 stimulated dose-dependent proliferation of human PBMC over seven days. In addition, SL-172154 was observed to stimulate a dose-dependent increase in the number of IL-2 secreting PBMC on day eight, which is a downstream indicator of CD40 activation.

Figure 14 —In Vitro Human PBMC Proliferation and Activation Assay

CD8-depleted PBMC from 50 distinct human blood donors, each indicated as a single spot in each figure, were cultured with media only, the positive control KLH, the non-activating control Exenatide, or 0.3, 3, 30, or 300 nM of SL-172154. On Days 5, 6, and 7, proliferation was assessed via 3H-Thymidine incorporation as shown in the left panel, and on Day 8, IL-2 positive cells were assessed by ELISpot as shown in the right panel.

We conducted dose-range finding and repeat dose GLP toxicity studies in NHP to evaluate the safety and pharmacologic effects of SL-172154. In these studies, SL-172154 was administered as five once-weekly doses across a dose range of 0.1 mg/kg to 40 mg/kg, followed by a recovery period. Data from these studies indicated that SL-172154 induced a potent immune response in NHP. Figure 15 below shows dose-dependent saturation of CD47 positive red blood cells, which was durable for greater than seven days. In addition, SL-172154 bound CD40-expressing B cells in the peripheral blood and stimulated a dose-dependent migration of lymphocytes from the peripheral blood within 24 hours of treatment, as shown in Figure 16 below. We believe these data are supportive of either a once weekly or every other week dosing schedule. Histology samples demonstrated that the post-dose decreases in peripheral blood lymphocytes were accompanied by accumulation of proliferating lymphocytes in lymph nodes and spleen. Administration of SL-172154 was also associated with dose-dependent post-treatment increases in multiple serum cytokines, such as CCL2, as shown in Figure 16 below. The observed toxicities were consistent with cytokine release syndrome. No evidence of anemia was observed.

Figure 15 —CD47 Receptor Occupancy following SL-172154 Infusion

Cynomolgus monkeys were treated on Day 1 and 8 with 0.1 mg/kg, 1 mg/kg, 10 mg/kg, and 40 mg/kg of SL-172154 or a vehicle control. Receptor occupancy was evaluated at the indicated time points by flow cytometry. SL-172154 occupancy on red blood cell CD47 is plotted as the proportion of total CD47 expression minus the proportion of CD47 detected using an antibody that is prevented from binding when CD47 is occupied by SL-172154.

Figure 16—Post-dose Cytokine Release and Rapid Post-dose Migration of Lymphocytes from the Blood

Cynomolgus monkeys were treated with SL-172154 on Day 1, 8, and 15 with 0.1 mg/kg, 1 mg/kg, 10 mg/kg, and 40 mg/kg of SL-172154 or a vehicle control. Serum cytokine concentrations were collected and the pre- and post-dose concentrations of CCL2, IL-8, and CXCL9 are indicated in the left panel. Pre- and post-dose lymphocyte counts were obtained on Day 15 prior to the third dose, and on Day 16 approximately 24 hours after the third dose. The number of peripheral blood lymphocytes was observed to decrease in a dose-dependent manner following the Day 15 dose, and is plotted in the right panel above as the percent decrease in peripheral blood lymphocytes on Day 16 as compared to Day 15. Each data point indicates an individual animal.

SL-279252: A Dual PD-1 Blocking and OX40-Activating ARC Compound

Overview

Our second product candidate, SL-279252, is a dual-sided, bi-functional fusion protein that both inhibits PD-1 and acts as an agonist for the OX40 costimulatory receptor. We are currently evaluating SL-279252 in a global Phase 1 dose-escalation and dose-expansion clinical trial in patients with advanced solid tumors and lymphoma. We expect to report data from the dose-escalation portion of this trial in the second half of 2021 and data from the dose-expansion portion of this trial in the first half of 2022.

Shortcomings of Existing PD-1/PD-L1 Inhibition Strategies

Programmed cell death protein 1, or PD-1, is a cell surface protein present on T cells and other white blood cells. It binds to two ligands, PD-L1 and PD-L2, which can be expressed by tumor cells as well as other immune cells in the tumor microenvironment. When PD-L1 binds to PD-1, the resulting PD-1 signaling limits the capacity of T cells to kill tumor cells. Anti-PD-1 antibodies disrupt binding of PD-1 to PD-L1 to restore baseline tumor cell-killing activity of T cells. While anti-PD-1/PD-L1 antibodies have achieved significant clinical and commercial success, a majority of patients with cancer do not benefit from this class of therapy, as evidenced by a response rate of 35% or less in patients with melanoma, NSCLC, bladder cancer, HNSCC, and other cancers. A limitation of anti-PD-1/PD-L1 antibodies is their inability to provide a signal that directly amplifies the ability of T cells to kill tumor cells. Achieving this enhanced tumor-killing effect necessitates the introduction of a distinct mechanism to complement checkpoint blockade. One such approach is the stimulation of costimulatory receptors. Most current approaches attempt to simultaneously exploit both pathways by co-administering anti-PD-1/PD-L1 antibodies with costimulatory receptor agonists. However, these attempts have not been successful in clinical trials, which we believe is due to the structural mismatch between existing bivalent antibodies and the trimeric TNF receptor superfamily.

Our Approach to Enhancing PD-1 Blockade by Simultaneously Targeting OX40

While other programs sought to block PD-1 and activate OX40 signaling by administering multiple therapeutics, SL-279252 seeks to do so within a single therapeutic. Importantly, unlike the bivalent structure of existing antibodies, the hexameric structure of SL-279252 is designed to effectively trimerize and directly activate OX40 receptors. In preclinical studies, SL-279252 was found to be a highly potent stimulator of an adaptive immune response, and also demonstrated greater anti-tumor activity than anti-PD-1 antibodies or OX40-agonist antibodies, either alone or in combination.

Figure 17— SL-279252 Enables Simultaneous Blockade of PD-1 and Activation of OX40 Signaling

Clinical Development Strategy

In collaboration with Takeda, we are currently conducting a Phase 1 dose-escalation and dose-expansion trial of SL-279252 in patients with advanced solid tumors and lymphoma. The primary objective of the Phase 1 trial is to assess the safety and tolerability of SL-279252. The secondary objectives include evaluation of the pharmacokinetic and pharmacodynamic profiles as well as the anti-tumor activity of SL-279252. We are evaluating anti-tumor response according to immune Response Evaluation Criteria in Solid Tumors or Response Evaluation Criteria in Lymphoma 2017. These are standard, widely accepted criteria to evaluate tumor response in oncology clinical trials. An RP2D and schedule will be identified for SL-279252 following the completion of the Phase 1 trial. We expect to provide data from the dose-escalation portion of this Phase 1 trial in the second half of 2021.

Patients with relapsed, advanced, or metastatic solid tumors or lymphoma who have received standard of care therapies, including anti-PD-1/PD-L1 antibodies, are eligible to enroll in the trial. In the dose-escalation portion of this study, up to six patients will be treated at each of ten dose levels ranging from 0.0001 mg/kg to 6 mg/kg. Patient samples will be evaluated to determine the pharmacokinetic profile, receptor occupancy on PD-L1 and OX40 peripheral blood immune phenotyping, changes in immune cell infiltration in tumor biopsies, and evidence for elevation in multiple serum cytokines.

Following completion of the dose-escalation portion of the study, a dose and schedule will be selected for evaluation in up to two expansion cohorts. We anticipate treating a total of approximately 80 patients in the dose-escalation and dose-expansion portions of this clinical trial. An overview of the Phase 1 trial design evaluating SL-279252 in patients with advanced solid tumors and lymphoma is below:

Figure 18—Phase 1 Trial Design of SL-279252

As of September 9, 2020, a total of 29 patients have received treatment with SL-279252 up to a dose of 6 mg/kg in the dose-escalation portion of the Phase 1 trial. Overall, SL-279252 has been observed to be well tolerated as of September 9, 2020. Treatment-related adverse events, including immune-related events, have been reported in some patients, but there have not been any dose-limiting toxicities as of September 9, 2020, as shown in Figure 19 below. A maximum tolerated dose has not been reached. Preliminary pharmacokinetic activity has been evaluated in 22 patients treated across a dose range of 0.0001 to 3 mg/kg. Exposure of SL-279252 as determined by the maximum peak drug concentration, or Cmax, and the area under the curve, or AUC, increased with dose escalation in a linear fashion. The pharmacokinetic profile consists of a distribution phase and an elimination phase. We believe this distribution phase indicated rapid binding to the target receptors. Following repeat dosing, a consistent Cmax and AUC was observed without evidence of accelerated drug clearance. The volume of distribution of drug indicated that SL-279252 distributed beyond the circulatory compartment into tissues.

Preliminary pharmacodynamic activity has also been evaluated in 22 patients treated across a dose-range of 0.0001 to 3 mg/kg. Post-dose receptor occupancy on OX40-positive lymphocytes was observed in a dose-dependent fashion, and the total number of OX40-positive cells in the blood declined rapidly post-infusion of SL-279252. We believe the post-infusion decreases in OX40-positive lymphocytes provides evidence of on-target biology. In NHP, similar post-infusion decreases in lymphocytes were associated with migration of lymphocytes into tissues. We expect to select a dose and either a weekly or bi-weekly schedule to advance into the expansion cohorts, and to report safety, pharmacokinetic and pharmacodynamic data from the dose-escalation portion of this clinical trial in the second half of 2021.

Adverse events, or AEs, were classified according to National Cancer Institute Common Terminology Criteria for Adverse Events (NCI-CTCAE—version 5.0). As of September 9, 2020, treatment-related AEs have been reported in 13 patients. In 12 patients, these AEs have been Grade 1 or 2 in severity. One patient experienced a Grade 3 treatment-related AEs. No treatment-related Grade 4 or 5 adverse events, treatment-related serious adverse events or dose limiting toxicities have been reported.

Figure 19—Summary of Treatment-Related Adverse Events and Series Adverse Events

Overall summary for Adverse Events (total number of patients = 29)

Number of patients
Any Adverse Events:	26
Grade 5 AEs	0
Grade 4 AEs	0
Grade 3 AEs	7
Dose Limiting Toxicities	0
Serious Adverse Events	7
Treatment-related SAE	0
Treatment-related Adverse Events	13
Grade 5 AE	0
Grade 4 AE	0
Grade 3 AE1	1
Grade 2 AE2	4
Grade 1 AE3	9

1	Grade 3 treatment-related AE: neutropenia (transient, self-limiting)
2	Grade 2 treatment-related AE: rash maculo-papular (n=2), pruritus (n=1), neutrophil count decreased (n=1), and infusion reaction (n=1).
3	Grade 1 treatment-related AE: night sweats (n=2), constipation (n=2), rash maculo-papular (n=1), asthenia (n=1), decreased appetite (n=1), diarrhea (n=1), dizziness (n=1), fatigue (n=1), headache (n=1), hyperkalemia (n=1), hypothyroidism (n=1), localized edema (n=1), neuropathy peripheral (n=1), pyrexia (n=1), vertigo (n=1).

To date, we have experienced delays in our clinical trial of SL-279252 as a result of the ongoing COVID-19 pandemic, including delays with certain third-party vendors supporting this trial. We temporarily paused enrollment of patients for our clinical trial of SL-279252 between March and May 2020 and we resumed enrollment in June 2020. As “shelter in place” orders and other public health guidance measures are reinstated in the locations of our clinical trial sites, we expect that some patients may also choose to forego one or more doses in our clinical trials, due to challenges faced by such patients in travelling to our clinical trial sites, which may negatively affect the study results. As of September 9, 2020, only one patient has missed scheduled treatments in connection with a clinical trial due to travel restrictions.

Preclinical Experience

In our preclinical studies in mice with rapidly growing tumors, murine PD-1-Fc-OX40L achieved superior tumor growth inhibition and improved survival compared with an anti-PD-1 antibody and an OX40 agonist antibody, either alone or in combination, as shown in Figure 7 above.

We conducted dose-range finding and repeat dose GLP toxicity studies in NHP to evaluate the safety and pharmacologic effects of SL-279252. In these studies, SL-279252 was administered as five once-weekly doses, across a dose range of 0.1 mg/kg to 100 mg/kg. Data from these studies indicated that SL-279252 induced a potent immune response in NHP. Figure 20 below shows a dose-dependent expansion in the total number of lymphocytes in NHP and post-dose migration of lymphocytes into specific tissue sites, including the liver, the lung, and the GI tract. Figure 21 below shows increased serum cytokine concentrations, including IL-6 and IL-10, following repeated administration of SL-279252.

Figure 20—Lymphocyte Expansion Between Weekly SL-279252 Treatments and Rapid Post-dose Migration of Lymphocytes from the Blood

Cynomolgus monkeys were treated on Day 1, 8, and 15 with 10 mg/kg, 40 mg/kg, and 80 mg/kg of SL-279252. Pre- and post-dose lymphocyte counts were obtained on Day 1 prior to the first dose and on Day 15 prior to the third dose. The fold increase in total lymphocytes in the peripheral blood from Day 1 to Day 15 is plotted on the left panel for each dosing group. Within 24 hours of SL-279252 treatment on Day 15, the number of peripheral blood lymphocytes was observed to decrease in a dose-dependent manner. The percent decrease in peripheral blood lymphocytes from the third dose on Day 15 to Day 16 is shown on the right panel. Each data point indicates an individual animal.

Figure 21—Increased Serum Cytokine Concentrations Following Administration of SL-279252

Cynomolgus monkeys were treated on Day 1, 8, 15, 22 and 29 with 10 mg/kg, 40 mg/kg, and 80 mg/kg of SL-279252. Serum cytokine concentrations were collected and the pre- and post-dose concentrations of IL-6 and IL-10 are indicated in the panel above for the 40mg/kg dose group following repeated administration.

Collaboration and License Agreements

Collaboration Agreement with Takeda

On August 8, 2017, we entered into a Collaboration Agreement with Millennium Pharmaceuticals, Inc., or Takeda, a wholly owned subsidiary of Takeda Pharmaceutical Company, Ltd., or the Collaboration Agreement. The Collaboration Agreement was subsequently amended in April 2018, October 2018, and March 2020.

Pursuant to the Collaboration Agreement, we are required to use our commercially reasonable efforts to conduct preclinical and Phase 1 clinical trials for two molecules, PD-1-Fc-OX40L and CSF1R-Fc-CD40L, and Takeda has an exclusive option to license one or both of these clinical-stage ARC compounds for a specified amount of time up to and following the conclusion of each respective Phase 1 trial. While we are currently evaluating PD-1-Fc-OX40L in a Phase 1 clinical trial, we have not yet conducted a Phase 1 clinical trial for CSF1R-Fc-CD40L. During the development phase of the Collaboration Agreement, we may not, by ourselves or through a third party, develop or commercialize a compound, molecule, or product that targets both PD-1 and OX40L, or a compound, molecule, or product that targets both CSF1R and CD40L.

Further, pursuant to the Collaboration Agreement, we agreed to conduct certain preclinical studies on four additional preclinical ARC molecules, and Takeda had an option to license up to two of the four preclinical molecules. We completed our research and development activities related to the four preclinical molecules and delivered a final report to Takeda. Takeda elected to not exercise its option to enter into up to two licenses for such molecules, and Takeda’s option period for such molecules has now lapsed. As a result, the Collaboration Agreement is terminated as to the four preclinical molecules and Takeda does not have any rights to participate in the development or commercialization of such molecules.

Under the Collaboration Agreement, Takeda is granted a right of first negotiation to enter into licenses for each molecule within a specified class of ARC molecules. To exercise its right of first negotiation, Takeda will be required to provide a notice within a specified time, and if the parties do not conclude a license agreement within a set timeframe, we will be entitled to enter into licenses with third parties, subject to certain conditions.

Thus far under the Collaboration Agreement, we have received approximately $75.7 million in option payments, milestone payments, and expense reimbursements from Takeda. If Takeda exercises its exclusive option to license one or both of the clinical-stage ARC compounds (PD-1-Fc-OX40L and CSF1R-Fc-CD40L), we will enter into a license agreement with Takeda with respect to such compound. Any such license agreement would, among other things, require Takeda to use its commercially reasonable efforts to develop the licensed compound and seek approval for the compound. In addition, Takeda would be solely responsible, at its costs, for the development, manufacture, and commercialization of the licensed ARC compounds. If both ARC compounds are licensed, we would be entitled to additional payments consisting of up to an aggregate of $78.75 million in license fee payments and up to an aggregate of $450 million in clinical, regulatory, and sales milestone payments. In addition, we would be eligible for tiered royalty payments on net sales of licensed products at percentages ranging from the high single digits to sub-teens, subject to specified reductions, during the royalty term.

If Takeda exercises its option to enter into a license agreement, the royalty term with respect to the licensed product would extend, on a country-by-country basis, from the period commencing on the first commercial sale of the product in such country and ending on the later of (i) the expiration of the last to expire of the valid claims on the applicable licensed patent rights covering the product in such country or (ii) the tenth anniversary of the first commercial sale of the product in such country.

Unless sooner terminated, the Collaboration Agreement will continue until the later of (a) February 8, 2021, (b) the earlier of (i) the 90th day following delivery of a report detailing certain results of the PD-1-Fc-OX40L Phase 1 clinical trial and (ii) the exercise by Takeda of its right to an exclusive license with respect to PD-1-Fc-OX40L, and (c) the earlier of (i) the 90th day following delivery of a report detailing certain results of the CSF1R-Fc-CD40L Phase 1 clinical trial and (ii) the exercise by Takeda of its right to an exclusive license with respect to CSF1R-Fc-CD40L. Either party may terminate the Collaboration Agreement prior to expiration upon the insolvency or uncured material breach of the other party.

Heat License Agreement

In June 2016, we entered into an Exclusive License Agreement, or the Heat License Agreement, with Heat Biologics Inc., or Heat. The Heat License Agreement was subsequently amended in November 2016, December 2016, and March 2017. Pursuant to the Heat License Agreement, Heat granted to us (1) a worldwide, sublicensable exclusive license to research, develop, manufacture, and commercialize products under three provisional patent applications, including all patents issuing from such applications, or the Fusion Protein Patent Rights, and (2) a worldwide, sublicensable nonexclusive license to research, develop, manufacture, and commercialize certain know how owned and controlled by Heat related to the Fusion Protein Patent Rights.

Under the Heat License Agreement, Heat was required to conduct certain research and development services under a mutually-agreed upon research and development plan and Heat was eligible to receive financial support from us for these efforts. Effective March 2017, Heat completed all research and development services under the Heat License Agreement and assigned to us three patent applications and all data derived from the research and development activities, referred to collectively as the Research Services Inventions. Pursuant to the terms of the Heat License Agreement, we are obligated to use commercially reasonable efforts to diligently research and develop at least one product covered by the Fusion Protein Patent Rights, including the obligation to file an IND application for such product. Our development, including the development of SL-279252 and certain other ARC compounds, efforts to date satisfy these obligations. In addition, we are to provide annual reports to Heat on or before the anniversary of the effective date of the Heat License Agreement to inform Heat of our progress.

Unless sooner terminated or extended, the term of the Heat License Agreement continues until the later of (1) 20 years following the effective date, and (2) the expiration of the last-to-expire royalty term. Either party may terminate the agreement due to a material breach by the other party (subject to a 90-day cure period) or if the other party files for bankruptcy. In the event we terminate the Heat License Agreement due to a material breach by Heat, Heat must assign to us all right, title, and interest in the patent rights licensed under the Heat License Agreement.

In addition to an upfront payment of $50,000, the Heat License Agreement requires us to make further payments to Heat of up to $20.6 million in the aggregate, for the achievement of specified development, regulatory, and commercial sale milestones for certain licensed products. We are also required to pay Heat a percentage of certain upfront fees or other non-royalty payments we receive that are not tied to milestone events under any sublicense of the Fusion Protein Patent Rights. We are also required to pay Heat a royalty on all worldwide net sales by us, our affiliates, and sublicenses of certain licensed products in the low single digits. Royalties are payable, on a product-by-product and country-by-country basis, commencing on the first commercial sale of such product and continuing until the last-to-expire valid patent claim to the licensed patent rights that cover such product in that country.

Manufacturing and Supply

We do not own or operate any manufacturing facilities designed to comply with current good manufacturing practice, or cGMP, requirements. We have invested significant resources to identify and scale up a suitable manufacturing process for ARC compounds, including SL-172154 and SL-279252. Currently, ARC compounds are produced by mammalian cell lines commonly used in the manufacture of monoclonal antibodies, including Chinese hamster ovary, or CHO, cells. Both SL-172154 and SL-279252 have achieved cell culture titer greater than 2 grams per liter, and another ARC compound has achieved titers exceeding 7 grams per liter. Purification of ARC compounds initially utilizes affinity chromatography directed to the Fc domain for capture, and subsequent chromatography steps are designed to remove process-related impurities including CHO derived DNA and proteins. We expect to continue to devote, significant resources to process development and optimization of the manufacture of our product candidates. To our knowledge, no other company has successfully scaled up commercial manufacturing of dual-sided fusion proteins. Due to the novelty of our product candidates, we may face challenges in developing large-scale manufacturing processes. Moreover, the nature of our dual-sided fusion proteins could create challenges for the stability of the drug substance. These challenges may result in timeline delays and higher costs.

To date, we have obtained bulk drug substance, or BDS, for each of our product candidates from a single-source third-party contract manufacturer. We maintain a long-term master services agreement with KBI Biopharma, Inc., or KBI, pursuant to which we may purchase BDS and other products on a per project basis. We may terminate the master services agreement at any time for convenience in accordance with the terms of the agreement. Either KBI or we may also terminate the master services agreement with respect to an uncured breach by the other party in accordance with the terms of the agreement. The agreement includes confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates. We do not currently have arrangements in place for redundant supply. While any reduction or halt in supply of BDS from KBI could limit our ability to develop our product candidates until a replacement contract manufacturer is found and qualified, we believe that we have sufficient BDS to support our current clinical trial programs. We currently work with two drug manufacturers to produce our product candidates.

All of our product candidates are manufactured from a master cell bank of that protein’s production cell line. We have or intend to have one master cell bank for each product candidate that was or will be produced and tested in accordance with current good manufacturing practices, or cGMPs, and applicable regulations. Each master cell bank is or will be stored in two independent locations, and we intend to produce working cell banks for each product candidate later in product development. It is possible that we could lose multiple cell banks from multiple locations and have our manufacturing severely impacted by the need to replace the cell banks. However, we believe we have adequate backup should any particular cell bank be lost in a catastrophic event.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for the research, development, manufacturing, and commercialization of cancer therapies. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology, and other related markets that develop cancer therapies. There are many other companies that have commercialized or are developing cancer therapies, including large pharmaceutical and biotechnology companies, such as AstraZeneca/MedImmune, Bristol Myers Squibb, Merck, Novartis, Pfizer, and Roche/Genentech.

We face significant competition from pharmaceutical and biotechnology companies that target specific tumor-associated antigens using immune cells or other cytotoxic modalities. These generally include immune cell redirecting therapeutics (e.g., T cell engagers), adoptive cellular therapies (e.g., CAR-Ts), antibody drug conjugates, targeted radiopharmaceuticals, targeted immunotoxin, and targeted cancer vaccines.

With respect to our lead wholly owned product candidate, SL-172154, we are aware of other competing clinical-stage therapeutics that target the CD47 pathway or the CD40 pathway, which include, but are not limited to magrolimab, ALX148, TTI-621, and APX005M.

With respect to our second lead product candidate, SL-279252, we are aware of other competing clinical-stage therapeutics, that target the PD-1 pathway or the OX40 pathway, which include, but are not limited to PF-04518600, BMS-986178, pembrolizumab, nivolumab, avelumab, and atezolizumab.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology, and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and enrolling subjects for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics, if required, the level of biosimilar or generic competition, and the availability of reimbursement from government and other third-party payors.

Intellectual Property

We strive to protect and enhance our proprietary technology, inventions, and improvements that we consider commercially important to the development of our business, including by seeking, maintaining, and defending

U.S. and foreign patent rights, including patents covering our platform technologies, product candidates, and methods of using the same, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, and continuing technological innovation to develop, strengthen and maintain our proprietary position in our field. Additionally, we intend to rely on regulatory protection afforded through data exclusivity and market exclusivity, among others, as well as patent term extensions, where available.

Our future commercial success depends, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to our business, including our platform technologies and product candidates, defend and enforce our intellectual property rights, in particular our patents rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating, or violating the valid and enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell, or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of biotechnology companies like ours are generally uncertain and can involve complex legal, scientific, and factual issues. We cannot predict whether the patent applications we are currently pursuing, or those we will file or license from others, will grant as patents in any particular jurisdiction or whether the claims of any granted patents will provide sufficient proprietary protection from competitors.

In addition, the coverage claimed in a patent application may be significantly reduced before a patent is granted, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our products will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold may be challenged, circumvented, or invalidated by third parties. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide. See “Risk Factors—Risks Related to Our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

For any individual patent, the term depends on the applicable law in the country in which the patent is granted. In most countries where we have filed patent applications or in-licensed patents and patent applications, patents have a term of 20 years from the application filing date or earliest claimed nonprovisional priority date. In the United States, the patent term is 20 years from the application filing date or earliest claimed nonprovisional priority date, but may be shortened if a patent is terminally disclaimed over another patent that expires earlier. The term of a U.S. patent may also be lengthened by a Patent Term Adjustment in order to address administrative delays by the U.S. Patent and Trademark Office in granting a patent.

In the United States, the term of a patent that covers an FDA-approved drug or biologic may be eligible for Patent Term Extension in order to restore the period of a patent term lost during the premarket FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a Patent Term Extension of up to five years beyond the natural expiration of the patent (but the total patent term, including the extension period, must not exceed 14 years following FDA approval). The term extension period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Only one patent applicable to an approved product is eligible for the extension, and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office reviews and approves the application for any Patent Term Extension in consultation with the FDA. In the future, we may decide to apply for restoration of patent term for one of our currently owned or licensed patents to extend its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant biologics license application.

We generally file patent applications directed to our key technologies and programs in an effort to secure our intellectual property positions. As of August 6, 2020, we exclusively licensed ten U.S. patents and about 25 pending non-provisional patent applications (U.S. and foreign), and we owned one U.S. patent, about 60 pending non-provisional patent applications (U.S. and foreign), about ten pending Patent Cooperation Treaty, or PCT, applications, and various provisional patent applications covering our key programs and pipeline.

The intellectual property portfolio for our most advanced programs as of August 6, 2020, is summarized below. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office and other patent offices may be significantly revised before issuance, if granted at all.

ARC Platform

The patent portfolio for our ARC platform is based upon our in-licensed patent portfolio, which includes patents and patent applications directed generally to compositions of matter, pharmaceutical compositions, and methods of treatment. The earliest provisional patent application relating to the ARC platform was filed in October 2015. Patent applications are pending in the United States and various foreign jurisdictions and regions, including Australia, Brazil, Canada, China, Europe, Hong Kong, Indonesia, Israel, India, Japan, Korea, Mexico, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and Vietnam. Patent applications in this family, if granted, are expected to expire in 2036, without taking potential patent term extensions or patent term adjustment into account.

To date, the in-licensed ARC platform patent portfolio has been prosecuted in the United States to generate issued U.S. patents on various product candidates and preclinical product candidates as outlined below.

The Company also owns two PCT applications covering subgenera of ARC compounds relevant to different cellular types. Patent applications in this family, if granted, are expected to expire in 2040, without taking potential patent term extensions or patent term adjustment into account.

GADLEN Platform

The patent portfolio for our GADLEN platform is based upon our owned patent portfolio, which includes patent applications directed generally to compositions of matter, pharmaceutical compositions, and methods of treatment. We have one pending PCT application and two pending U.S. applications to date, with various foreign patent filings planned. Patent applications in this family, if granted, are expected to expire in 2040, without taking potential patent term extensions or patent term adjustment into account.

SL-279252 Product Candidate

The patent portfolio for our SL-279252 product candidate is based upon our owned and in-licensed patent portfolio, which includes patents and patent applications directed generally to compositions of matter, pharmaceutical compositions, and methods of treatment. We have two granted patents in the United States, from the in-licensed patent portfolio, covering compositions of matter of a genus of molecules, and the SL-279252 product candidate molecule specifically, pharmaceutical compositions, and methods of treating cancer. Patent applications are pending in the United States and various foreign jurisdictions and regions, including Australia, Brazil, Canada, China, Europe, Hong Kong, Indonesia, Israel, India, Japan, Korea, Mexico, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and Vietnam. Patent applications in this family, if granted, are expected to expire in 2036, without taking potential patent term extensions or patent term adjustment into account.

Pending coverage, from the Company-owned patent portfolio, that relates to our SL-279252 product candidate also includes methods of treatment with various combination agents (one pending PCT application). Patent applications in this family, if granted, are expected to expire in 2039, without taking potential patent term extensions or patent term adjustment into account.

Takeda holds an exclusive option to these patent families in connection with the Collaboration Agreement discussed elsewhere herein.

SL-172154 Product Candidate

The patent portfolio for our SL-172154 product candidate is based upon our owned and in-licensed patent portfolio, which includes patents and patent applications directed generally to compositions of matter, pharmaceutical compositions, and methods of treatment. We have two granted patents in the United States, from the in-licensed patent portfolio, covering compositions of matter of a genus of molecules, and the SL-172154 product candidate specifically, pharmaceutical compositions, and methods of treating cancer. Patent applications are pending in the United States and various foreign jurisdictions and regions, including Australia, Brazil, Canada, China, Europe, Hong Kong, Indonesia, Israel, India, Japan, Korea, Mexico, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and Vietnam. Patent applications in this family, if granted, are expected to expire in 2036, without taking potential patent term extensions or patent term adjustment into account.

Pending coverage, from the Company-owned patent portfolio, that relates to our SL-172154 product candidate also includes methods of treatment with various combination agents (one pending PCT application, and pending applications in the United States, Canada, China, Europe, and Japan). Patent applications in these families, if granted, are expected to expire in 2038 or 2039, without taking potential patent term extensions or patent term adjustment into account.

Preclinical Product Candidates

The Company also has taken steps to protect various preclinical product candidates. The Company owns or exclusively licenses various granted U.S. patents, and pending U.S., foreign and PCT applications covering ARC compounds that may develop into product candidates.

Six licensed U.S. granted patents and one Company-owned U.S. granted patent cover PD-1-, CSF1R-, TIM3-, SIRP1a-, and TIGIT-based ARC compounds, with OX40L, CD40L, and 4-1BBL, covering compositions of matter of a genus of compounds, and the preclinical product candidates specifically, pharmaceutical compositions, and methods of treating. Patent applications are pending in the United States and various foreign jurisdictions and regions, including Australia, Brazil, Canada, China, Europe, Hong Kong, Indonesia, Israel, India, Japan, Korea, Mexico, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and Vietnam that could cover various product candidates. Patent applications in these families, if granted, are expected to expire in 2038 or 2039, without taking potential patent term extensions or patent term adjustment into account.

Trademark Protection

As of September 1, 2020, we owned an allowed trademark application for “ARC” and a pending application for “GADLEN” with the U.S. Patent and Trademark Office. We plan to register trademarks in connection with our biological products.

Licensed Intellectual Property from Heat Biologics, Inc.

In June 2016, we entered into an exclusive license agreement with Heat, pursuant to which we received an exclusive (as to the patent rights), non-transferable, sublicensable, worldwide, royalty-bearing, non-field restricted license to certain patent rights and know-how, including rights related to the ARC platform. We paid Heat an initial license fee of $50,000, and we are obligated to pay Heat fees upon receipt of certain sublicensing income, achievement of certain milestones, and royalties upon sales of commercial products. The Heat license provides us rights in the patent family that arose from PCT/US16/54598 and is the source of ten granted U.S.

patents, and about 25 pending applications in the United States and various foreign jurisdictions and regions, including Australia, Brazil, Canada, China, Europe, Hong Kong, Indonesia, Israel, India, Japan, Korea, Mexico, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and Vietnam. We control prosecution, maintenance, and enforcement of this family of patents and patent applications.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

U.S. Biologics Regulation

In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, and other federal, state, local, and foreign statutes and regulations. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices, or GLP, regulation;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent IRB or ethics committee at each clinical site before the trial is commenced;

•	manufacture of the proposed biologic candidate in accordance with cGMPs;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a BLA after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

In addition to the IND submission process, supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment and such review may result in some delay before initiation of a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan, or PSP, within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after for the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. . Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

In 2017, the FDA established a new regenerative medicine advanced therapy, or RMAT, designation as part of its implementation of the 21st Century Cures Act. The RMAT designation program is intended to fulfill the 21st Century Cures Act requirement that the FDA facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (i) the drug qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (ii) the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (iii) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides all the benefits of breakthrough therapy designation, including more frequent meetings with the FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. Once approved, when appropriate, the FDA can permit fulfillment of post-approval requirements under accelerated approval through: the submission of clinical evidence, preclinical studies, clinical trials, patient registries or other sources of real world evidence such as electronic health records; the collection of larger confirmatory datasets; or post-approval monitoring of all patients treated with the therapy prior to approval.

Fast track designation, breakthrough therapy designation, priority review and RMAT designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Regulation of Diagnostic Tests

Our drug candidates may require use of a diagnostic to identify appropriate patient populations for our product candidates. These diagnostics, often referred to as companion diagnostics, are medical devices, often in vitro devices, which provide information that is essential for the safe and effective use of a corresponding drug. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval. We expect that any companion diagnostic developed for our drug candidates will utilize the PMA pathway.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel drugs such as our drug candidates, a companion diagnostic device and its corresponding drug should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE.

Biosimilars and Reference Product Exclusivity

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute, the federal False Claims Act, HIPAA and similar foreign, federal and state fraud, abuse and transparency laws.

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value, including stock options. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers and purchasers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but they are drawn narrowly and practices that involve remuneration, such as consulting agreements, that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Civil and criminal false claims laws, including the federal False Claims Act, and civil monetary penalty laws, which can be enforced through civil whistleblower or qui tam actions, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent. For example, the federal False Claims Act prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, the government may assert that a claim resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate the statute in order to have committed a violation.

The FDCA addresses, among other things, the design, production, labeling, promotion, manufacturing, and testing of drugs, biologics and medical devices, and prohibits such acts as the introduction into interstate commerce of adulterated or misbranded drugs or devices. The U.S. Public Health Service Act also prohibits the introduction into interstate commerce of unlicensed or mislabeled biological products.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s

Health Insurance Program, with specific exceptions, to annually report to CMS information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, such reporting obligations will be expanded to include payments and other transfers of value provided in 2021 to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives.

We are also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations.

Data Privacy and Security

Numerous state, federal and foreign laws, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, HIPAA, as amended by HITECH, and their respective implementing regulations, imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.

Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act.

In addition, certain state and non-U.S. laws, such as the GDPR govern the privacy and security of personal information, including health-related information, in certain circumstances. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the CCPA, which went into effect on January 1, 2020, creates new data privacy obligations for covered companies and provides new privacy rights to California residents. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of individuals within the EEA. Further, recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of personal data from the EEA. For example, on July 16, 2020, the CJEU invalidated the Privacy Shield under which personal data could be transferred from the EEA to United States entities who had self-certified under the Privacy Shield scheme. Moreover, it is uncertain whether the standard contractual clauses will also be invalidated by the European courts or legislature

Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Additionally, following the United Kingdom’s withdrawal from the European Union and the EEA, companies have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of our product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the Tax Act was enacted, which, among other things, removes penalties for not complying with ACA’s requirement to carry health insurance, known as the “individual mandate,” effective January 1, 2019. Since the enactment of the Tax Act, there have been additional amendments to certain provisions of the ACA. In December 2019, the U.S. District Court for the Fifth Circuit upheld a ruling by a Texas U.S. District Court Judge that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. On March 2, 2020, the Supreme Court of the United States granted certiorari to hear the appeal of this decision. While various parties, including the Trump administration and CMS have stated that the ruling will have no immediate effect, it is unclear how this and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including automatic aggregate reductions of Medicare payments to providers of 2% per fiscal year as part of the federal budget sequestration under the Budget Control Act of 2011. These reductions went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through December 31, 2020, unless additional action is taken by Congress.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state measures designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in May 2019, CMS adopted a final rule allowing Medicare Advantage Plans the option to use step therapy for Part B drugs, permitting Medicare Part D plans to apply certain utilization controls to new starts of five of the six protected class drugs, and requiring the Explanation of Benefits for Part D beneficiaries to disclose drug price increases and lower cost therapeutic alternatives beginning January 1, 2021. In addition, on March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases.

Congress and the Trump administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Other Government Regulation Outside of the United States

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, quality control, labeling, packaging, storage, record keeping, distribution, reporting, export and import, advertising, marketing and other promotional practices involving biological products as well as authorization, approval as well as post-approval monitoring and reporting of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application, or a CTA, much like the IND prior to the commencement of human clinical trials.

The requirements and process governing the conduct of clinical trials, including requirements to conduct additional clinical trials, product licensing, safety reporting, post-authorization requirements, marketing and promotion, interactions with healthcare professionals, pricing and reimbursement may vary widely from country to country. No action can be taken to market any product in a country until an appropriate approval application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product, which would make launch of such products commercially unfeasible in such countries.

Regulation in the European Union

Drug and Biologic Development Process

The conduct of clinical trials is currently governed by the EU Clinical Trials Directive 2001/20/EC, or Clinical Trials Directive, and will be replaced by the EU Clinical Trials Regulation (EU) No. 536/2014, or Clinical Trials Regulation, once the latter comes into effect. The Clinical Trials Regulation introduces a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU. Currently it is not expected to come into force before December 2021.

Under the current regime, before a clinical trial can be initiated, it must be approved in each EU Member State where there is a site at which the trial is to be conducted. The approval must be obtained from two separate entities: the National Competent Authority, or NCA, and one or more Ethics Committees. The NCA of the EU Member States in which the clinical trial will be conducted must authorize the conduct of the trial, and the independent Ethics Committee must grant a positive opinion in relation to the conduct of the clinical trial in the relevant EU Member State before the commencement of the trial. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be submitted to or approved by the relevant NCA and Ethics Committees. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the NCA and to the Ethics Committees of the EU Member State where they occur.

A more unified procedure will apply under the new Clinical Trials Regulation. A sponsor will be able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal. One national regulatory authority (the reporting EU Member State proposed by the applicant) will take the lead in validating and evaluating the application and the other regulatory authorities will have limited involvement. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned Member States. However, a concerned EU Member State may in limited circumstances declare an “opt-out” from an approval and prevent the clinical trial form being conducted in such Member State. The Clinical Trials Regulation also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database.

Under both the current regime and the new Clinical Trials Regulation, national laws, regulations, and the applicable Good Clinical Practice and Good Laboratory Practice standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, guidelines on Good Clinical Practice, or GCP, and the ethical principles that have their origin in the Declaration of Helsinki.

During the development of a medicinal product, the European Medical Agency, or EMA, and national regulators within the EU provide the opportunity for dialogue and guidance on the development program, usually in the form of scientific advice. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs.

Drug Marketing Authorization

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products, which are genes, cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to cure, diagnose or prevent diseases or regenerate, repair or replace a human tissue. We anticipate that our gene therapy development products will be regulated as ATMPs in the European Union under the EU Regulation (EC) No 1394/2007 on advanced therapy medicinal products, or ATMP Regulation. Pursuant to the ATMP Regulation, the Committee on Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CHMP and CAT are also responsible for providing guidelines on ATMPs. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although such guidelines are not legally binding, compliance with them is often necessary to gain and maintain approval for product candidates.

In the European Union and in Iceland, Norway and Liechtenstein (together the European Economic Area, or EEA), after completion of all required clinical testing, medicinal products may only be placed on the market after a related Marketing Authorization, or MA, has been granted. MAs can be obtained through, amongst others, a centralized procedure, which is compulsory for certain medicinal products such as ATMPs. The centralized procedure provides for the grant of a single MA by the European Commission, or EC, that is valid for all 27 EU Member States and, after respective national implementing decisions, in the three additional EEA Member States (Iceland, Norway and Liechtenstein). The centralized procedure is compulsory for certain medicinal products, including medicinal products derived from biotechnological processes, orphan medicinal products, ATMPs and products with a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. It is optional for medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004, that constitute significant therapeutic, scientific or technical innovations, or for which the grant of a MA through the centralized procedure would be in the interest of public health at EU level. The timeframe for the evaluation of an application under the centralized procedure is 210 days, excluding clock stops. Typically, the overall process takes a year or more unless the application is eligible for an accelerated assessment.

All new marketing authorization applications must include a Risk Management Plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. RMPs and Periodic Safety Update Reports, or PSURs, are routinely available to third parties requesting access, subject to limited redactions.

Additionally, the holder of a marketing authorization for an ATMP must put in place and maintain a system to ensure that each individual product and its starting and raw materials, including all substances coming into contact with the cells or tissues it may contain, can be traced through the sourcing, manufacturing, packaging, storage, transport and delivery to the relevant healthcare institution where the product is used.

MAs have an initial duration of five years. The authorization may subsequently be renewed for an unlimited period unless the EC or the national competent authority grants only an five-year renewal.

Data and Market Exclusivity

As in the United States, the European Union also provides opportunities for market and/or data exclusivity. For example, new Chemical Entities, or NCE, approved in the European Union generally qualify for eight years of data exclusivity and ten years of market exclusivity. Data exclusivity is the period during which another applicant cannot rely on the MA holder’s pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining marketing authorization or placing the product on the market. But after eight years, a generic or biosimilar product application may be submitted and generic companies may rely on the MA holder’s data.

However, even if a generic or biosimilar product is authorized it cannot be placed on the market in the European Union until the expiration of the 10-year market exclusivity period. An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the European Union’s regulatory authorities to include a NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full marketing authorization application with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the European Union are similar in principle to those in the United States. The EMA grants orphan drug designation if the medicinal product is intended for the diagnosis, prevention or treatment of (i) a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union when the application is made or a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment and (ii) where there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized in the European Union, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization that covers only the therapeutic indication(s) that meet the orphan drug designation criteria, entitled to ten years of market exclusivity for the approved therapeutic indication. An application for orphan drug designation must be submitted first before an application for marketing authorization of the medicinal product is submitted. The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

During the 10-year period of market exclusivity, with a limited number of exceptions, the regulatory authorities of the EU Member States and the EMA may not accept applications for marketing authorization, accept an application to extend an existing marketing authorization or grant marketing authorization for other similar medicinal products for the same therapeutic indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity for an orphan-designated condition when the results of specific studies are reflected in the Summary of Product Characteristics, or SmPC, addressing the pediatric population and completed in accordance with a fully compliant Pediatric Investigation Plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, a marketing authorization may be granted to another medicinal product (orphan or not) for the same or overlapping indication at any time subject to certain requirements.

Pediatric Development

In the European Union, companies developing a new medicinal product are obligated to study their product in children and must therefore agree upon a PIP with the EMA’s Pediatric Committee. The companies must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, e.g., because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact point and rapporteur from the CHMP or from CAT are appointed facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts to provide guidance on the overall development plan and regulatory strategy. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

Post-Approval Regulation

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and marketing authorizations. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.

Failure by us or by any of our third-party partners, including suppliers, manufacturers and distributors to comply with EU laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of marketing authorization, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties.

These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The holder of a marketing authorization for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. These pharmacovigilance rules can impose on holders of MAs the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine’s safety, or to measure the effectiveness of risk-management measures, which may be time consuming and expensive and could impact our profitability. MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of PSURs in relation to medicinal products for which they hold MAs. The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn or varied. The agency can advise that the MA holder be obliged to conduct post-authorization Phase IV safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the marketing authorization holder to fulfill the obligations for which the EC’s decision provides can undermine the ongoing validity of the MA.

More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.

Sales and Marketing Regulations

The advertising and promotion of our products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC as approved by the competent regulatory authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the European Union. Violations of the rules governing the promotion of medicinal products in the European Union could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on its promotional activities with healthcare professionals.

Anti-Corruption Legislation

In the EU, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States also must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her regulatory professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Other Markets

Following the UK’s formal departure from the EU on January 31, 2020, the UK entered a transition period to last until December 31, 2020, during which time EU medicines laws will remain applicable to the UK. After the transition period however, changes may be forthcoming as the terms of the UK and EU’s future relationship are negotiated. The UK Medicines and Healthcare Products Regulatory Agency has proposed that, subject to being approved by the UK Parliament, a centralized MA will automatically convert into a UK MA. However, the draft of the “Medicines and Medical Devices Bill 2019-21” currently discussed in the UK House of Lords does not contain such a provision, but would only authorize the UK government to become active in the field of legislation concerning market authorizations in relation to human medicines.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of October 1, 2020, we had 50 full-time employees, 33 of whom were engaged in research and development activities and 15 of whom were engaged in general and administrative activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Research and Development

Research and development expenses for the years ended December 31, 2018 and 2019 were $24.8 million and $29.2 million, respectively, and for the six months ended June 30, 2019 and 2020, were $12.5 million and $15.9 million, respectively

Property

Our corporate headquarters are located in Austin, Texas where we occupy approximately 4,550 square feet of office space under a lease that expires on January 31, 2021. We use these facilities for administrative purposes.

We currently lease approximately 32,238 square feet of office and laboratory space in Durham, North Carolina under a lease that expires on December 31, 2028.

We believe these spaces to be sufficient to meet our needs for the foreseeable future and that any additional space we may require will be available on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any other material legal proceedings. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

MANAGEMENT

Executive Officers, Directors, and Key Employees

The following table sets forth certain information regarding our executive officers, directors, and key employees as of the date of this prospectus.

Name	Age	Position
Executive Officers
Josiah Hornblower	44	Executive Chairman and Director
Taylor Schreiber, M.D., Ph.D.	40	Chief Executive Officer and Director
Lini Pandite, MBChB	61	Chief Medical Officer
Casi DeYoung	50	Chief Business Officer
Erin Ator Thomson	41	General Counsel
Andrew R. Neill	35	Vice President of Finance and Corporate Strategy
Non-Employee Directors
Helen M. Boudreau(1)(2)	54	Director
Tyler Brous(1)(2)	37	Director
Neil Gibson, Ph.D.(1)(3)	64	Director
George Golumbeski, Ph.D.(2)(3)	63	Director
Michael Lee(3)	41	Director
Victor Stone M.D., M.B.A(4)	43	Director
Key Employees
George Fromm, Ph.D.	42	Vice President of Research & Development
Thomas Lampkin, Pharm.D.	59	Vice President of Regulatory Affairs
Fatima Rangwala, M.D., Ph.D.	45	Vice President of Clinical Development
Suresh de Silva, Ph.D.	41	Vice President of Product Development
James Stout, Ph.D.	54	Vice President of Chemistry, Manufacturing, and Controls

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
(4)	Dr. Stone intends to resign from his position as a member of our Board in connection with the closing of this offering.

The following is a biographical summary of the experience of our executive officers, directors, and key employees:

Executive Officers

Josiah Hornblower. Mr. Hornblower founded Shattuck with Dr. Schreiber and has served on our Board since the company’s founding. He currently serves as the Executive Chairman of our Board. He previously served as our Chief Executive Officer and President from May 2016 to January 2020. Mr. Hornblower is a private biotechnology entrepreneur and has been involved in starting and operating several biotechnology companies. He co-founded Pelican Therapeutics, Inc. in 2009 and served as its Chief Executive Officer until it was sold in 2017. He currently serves on the boards of Population Bio, Inc., a gene discovery company, and the Daniel K. Thorne Foundation, where he heads the investment committee. Mr. Hornblower earned his B.A. in Art History from Trinity College and was a member of Phi Beta Kappa.

We believe Mr. Hornblower is qualified to serve on our Board because of his extensive experience forming and building biotechnology companies.

Taylor Schreiber, M.D., Ph.D. Dr. Schreiber is a co-founder of Shattuck. He served as our Chief Scientific Officer from January 2017 until January 2020, when he became our Chief Executive Officer and a member of our Board. Dr. Schreiber is the lead inventor of Shattuck’s ARC and GADLEN technology platforms. From March 2014 to July 2015, Dr. Schreiber served as Vice President of R&D of Heat Biologics, Inc. and subsequently served as Chief Scientific Officer of Heat Biologics until December 2016. He was a co-inventor of significant elements Heat Biologics’ ImPACT and ComPACT technology platforms. From January 2011 to

March 2017, he also served as Chairman of the Scientific Advisory Board of Pelican Therapeutics, Inc. and was a co-inventor of Pelican’s TNFRSF25 agonist technology. Dr. Schreiber earned his B.A. in Biology from Bucknell University and his M.D. and Ph.D. from the Sheila and David Fuente Program in Cancer Biology at the University of Miami Miller School of Medicine.

We believe Dr. Schreiber is qualified to serve on our Board because of his extensive experience in the biopharmaceutical industry.

Lini Pandite, MBChB. Dr. Pandite has served as our Chief Medical Officer since July 2017. From May 2015 to June 2017, Dr. Pandite served as Head of Global Clinical Development and Senior Vice President at Adaptimmune Therapeutics plc, where she was responsible for clinical development of the company’s immuno-oncology pipeline. From May 2001 to April 2015, Dr. Pandite served in a number of roles at GlaxoSmithKline plc, including Vice President, Medicines Development Leader, and Head Unit Physician for Oncology. Dr. Pandite was an attending physician at Sylvester Comprehensive Cancer Center/Jackson Memorial Hospital in Miami from January 1998 to November 2000 and at Dana Farber Cancer Institute in Boston from July 1993 to August 1996, and has held academic appointments at Harvard University and the University of Miami. She earned her MBChB from The University of Liverpool, England.

Casi DeYoung. Ms. DeYoung has served as our Chief Business Officer since December 2019. From June 2018 to December 2019, Ms. DeYoung served as Vice President and Chief Operating Officer for ImmuneSensor Therapeutics, where she was responsible for corporate strategy, start-up operations, intellectual property, oversight of the company’s first IND filing, and the initiation of a first-in-human Phase I clinical trial. She served as Chief Business Officer at Mirna Therapeutics, Inc. from March 2014 to June 2017, Vice President of Business Development at Reata Pharmaceuticals, Inc. from May 2008 to December 2013, Vice President of Business Development at ODC Therapy, Inc. from November 2005 to March 2008, and in various roles at EMD Pharmaceuticals, Inc. and Merck KGaA from 2000 to 2005. Ms. DeYoung earned her B.S. in Chemistry from Southwestern University and her M.B.A. from the McCombs School of Business at the University of Texas at Austin.

Erin Ator Thomson. Ms. Thomson has served as our General Counsel since October 2017. From 2007 to 2017, she was an Associate, and later Counsel, at the law firm of Vinson & Elkins LLP in Austin, Texas, where she advised both early-stage biotech and pharma clients on a wide range of intellectual property and other legal issues, including strategic transactions, in-bound and out-bound licenses, collaborations, mergers and acquisitions, freedom-to-operate analyses, due diligence, assessment of IP portfolios, patent litigation, and licensing disputes. Ms. Thomson earned her B.S. in Biology from Pepperdine University and her J.D. from Baylor University, where she graduated summa cum laude. She conducted post-graduate research at the University of California, San Francisco and clerked for Chief Justice Wallace Jefferson of the Supreme Court of Texas. She is admitted to practice law in Texas and is a registered U.S. patent attorney.

Andrew R. Neill. Mr. Neill has served as our Vice President of Finance and Corporate Strategy since July 2019. He previously served as our Vice President of Corporate Development and Strategy from May 2017 to July 2019. From August 2010 to August 2016, Mr. Neill was the co-founder of Lumos Pharma, Inc., a biopharmaceutical company focused on developing therapeutics for genetic rare diseases. From March 2009 to February 2014, Mr. Neill served as Analyst at Innovations in Drug Development, LLC, a pharmaceutical and biotechnology research management consulting company. Mr. Neill earned his B.B.A. from Texas Christian University and his M.B.A. with majors in Health Care Management and Finance from The Wharton School at the University of Pennsylvania, where he was a Kaiser Fellow.

Non-employee Directors

Helen Boudreau. Ms. Boudreau has served as a member of our Board since July 2020. Ms. Boudreau has 30 years of experience across biotech, pharma, consulting, and banking. Most recently, from June 2018 to June 2019, she was Chief Operating Officer of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech. Previously, she served as Chief Financial Officer from July 2017 to June 2018 and board member from February 2016 to July 2017 for Proteostasis Therapeutics, Inc. From October 2014 to June 2017, she served as Chief Financial Officer for FORMA Therapeutics, Inc. Ms. Boudreau spent 16 years at Novartis and Pfizer in progressively senior finance and strategy roles, and worked earlier in her career at McKinsey & Company and Bank of America. She is currently a member of the board of directors of Premier, Inc., a healthcare improvement company, and is also on the board of directors of two private biotech companies. Ms. Boudreau earned her B.A. in Economics from the University of Maryland, where she graduated summa cum laude, and her M.B.A. from the Darden Graduate School of Business at the University of Virginia.

We believe Ms. Boudreau is qualified to serve on our Board because of her financial expertise and extensive experience with biotech companies.

Tyler Brous. Mr. Brous has served on our Board since September 2016. He has worked at Lennox Capital Partners since 2011, and currently serves as its Managing Director and Portfolio Manager. From 2014 to 2016, Mr. Brous worked at Arog Pharmaceuticals in various roles, including the acting Chief Financial Officer, leading their capital markets and business development efforts. Prior to joining Lennox Capital Partners, Mr. Brous worked as a senior analyst at YX Funds, a hedge fund in Dallas, from 2007 to 2011. Mr. Brous started his career in the M&A group of Citigroup in New York. He has served on the board of directors of CerSci Therapeutics, Inc. from 2018 until its sale in 2020. Mr. Brous earned his B.S. in Finance and Business Honors from the University of Texas, where he graduated summa cum laude.

We believe Mr. Brous is qualified to serve on our Board because of his extensive experience in investing in, guiding, and leading biotech companies.

Neil Gibson, Ph.D. Dr. Gibson has served as a member of our Board since November 2016. Dr. Gibson has served as President and Chief Executive Officer of Adanate, a COI Pharmaceuticals, Inc. company, since 2017, where he is responsible for the creation of novel drug discovery companies based on innovative and disruptive technologies. Dr. Gibson has held various senior positions within the biotechnology and pharmaceutical industry, including President and Chief Executive Officer of PDI Therapeutics from 2017 to 2020; Senior Vice President of BioAtla, Inc. from 2015 to 2016; Chief Scientific Officer of Regulus Therapeutics from 2011 to 2015; and Chief Scientific Officer and Oncology Therapeutic Area Head of Pfizer Oncology from 2007 to 2011. While at Pfizer, Dr. Gibson was also a member of the Pfizer Oncology Business Unit Executive team. Dr. Gibson has served on the board of TCR2 and Causeway Therapeutics since 2017 and previously served on the board of Cytosen Therapeutics from 2016 to 2019. Dr. Gibson earned his B.Sc. in Pharmacy from the University of Strathclyde in Glasgow, Scotland and his Ph.D. from the University of Aston in Birmingham, England.

We believe Dr. Gibson is qualified to serve on our Board because of his extensive experience as an executive officer in the biopharmaceutical industry.

George Golumbeski, Ph.D. Dr. Golumbeski has served as a member of our Board since January 2018 and is a biotechnology executive with more than 25 years of experience in the biotechnology industry. From August 2018 to August 2019, he served as President of GRAIL, Inc. From March 2009 to April 2018, Dr. Golumbeski served as the Executive Vice President of Business Development of Celgene Corporation, where he was responsible for forging collaborations with biotechnology companies seeking to bring breakthrough medications to people suffering from cancer and chronic inflammation. He currently serves on the board of directors of several biotechnology companies, including Enanta Pharmaceuticals, Inc., Corbus Pharmaceuticals Holdings, Inc., MorphoSys AG, and Sage Therapeutics, Inc. Dr. Golumbeski earned his B.S. in Biology from the University of Virginia and his Ph.D. in Genetics from the University of Wisconsin-Madison, and conducted his post-doctoral research in molecular biology at the University of Colorado-Boulder.

We believe Dr. Golumbeski is qualified to serve on our Board because of his extensive management experience and service on the boards of directors of numerous biotech companies.

Michael Lee. Mr. Lee has served as a member of our Board since June 2020. Mr. Lee has served as Co-Founder and Portfolio Manager at Redmile Group, LLC, a health care-focused investment firm based in San Francisco and New York, since 2007. Prior to Redmile, he worked as a biotechnology investor at Steeple Capital, Welch Capital Partners and Prudential Equity Group. Mr. Lee currently serves on the board of directors of Fate Therapeutics, Inc. and IGM Biosciences, Inc. Mr. Lee earned his B.S. in Molecular and Cellular Biology from the University of Arizona.

We believe Mr. Lee is qualified to serve on our Board because of his long industry experience and experience as an investor in biotechnology companies.

Victor Stone, M.D., M.B.A. Dr. Stone (Yoshihide Ishii) has served as a member of our Board of Directors since April 2020. Dr. Stone joined Takeda Ventures, Inc. in January 2020 as Partner. Prior to joining Takeda Ventures, from February 2014 to December 2019, Dr. Stone was a Director at Whiz Partners, a private equity firm in Tokyo, where he served leading roles in company creation and fund establishment. He currently serves as a board member of Axcelead Drug Discovery Partners, and is an investment committee member of a joint fund with Takeda Ventures. His entrepreneurship experience includes technology start-ups IGNITE, and Iron City Micro Display, where he continues to serve as board director. Prior to his transition to business, Dr. Stone served in the United States Navy and Marine Corps from April 2001 to May 2010 with multiple combat deployments as a Naval Flight Surgeon. Dr. Stone earned his M.D. from Jefferson Medical College and his M.B.A. from Harvard Business School.

We believe Dr. Stone is qualified to serve on our Board because of his technical expertise in our industry and his experience in investing in and forming biotech companies. Dr. Stone intends to resign from his position as a member of our Board in connection with the closing of this offering.

Key Employees

George Fromm, Ph.D. Dr. Fromm has served as our Vice President of Research & Development since February 2017, and is one of the scientific co-inventors of the ARC platform. From September 2014 to February 2017, Dr. Fromm served as the Senior Director of Research and Development at Heat Biologics, Inc., where he directed the Discovery and Clinical-based research efforts for their Phase I/II trials, and co-invented a ‘next-generation’ vaccine platform that combines a cell based immunotherapy vaccine and a T cell costimulatory fusion protein in a single treatment. He earned his M.S. and Ph.D. in Biochemistry, Cellular and Molecular Biology from the University of Rochester, NY. Dr. Fromm conducted his post-doctoral fellowship training with the NIH branch; National Institute of Environmental Health Sciences.

Thomas Lampkin, Pharm.D. Dr. Lampkin has served as our Head of Regulatory Affairs since April 2018. Prior to joining Shattuck, he gained more than 22 years of experience at GlaxoSmithKline plc and served in a number of roles, most recently as a Senior Director in Global Regulatory Affairs, where he was responsible for regulatory strategy and leading regulatory teams for global and U.S. focused programs. Prior to that position, Dr. Lampkin was a Senior Director within oncology clinical development at GlaxoSmithKline and lead global clinical development teams for multiple solid tumor and hematologic malignancy programs. Dr. Lampkin earned his B.S. in Microbiology and Chemistry from the University of Illinois, Urbana-Champaign and his Pharm.D. from the University of Illinois at Chicago, and completed a Fellowship in Clinical Research and Drug Development at The University of North Carolina at Chapel Hill.

Fatima Rangwala, M.D., Ph.D. Dr. Rangwala has served as our Vice President of Clinical Development since August 2018. From 2015 to 2018, she served as a Senior Clinical Development Medical Director and GI indications lead at Novartis International AG. Prior to Novartis, Dr. Rangwala served as Clinical Director at

GlaxoSmithKline plc from April 2014 to May 2015. From June 2011 to April 2014 Dr. Rangwala served on the faculty at Duke University as an assistant professor in the Division of Oncology. Dr. Rangwala earned her B.A. with honors in Biology at the University of Chicago and her M.D. and Ph.D. from the University of Cincinnati College of Medicine, and completed internal medicine and oncology fellowship training at Duke University.

Suresh de Silva, Ph.D. Dr. de Silva has served as our Vice President of Product Development since December 2018, and is a co-inventor of the ARC technology platform. From February 2017 to December 2018, he was our Executive Director of Research and Development. From January 2016 to January 2017, Dr. de Silva served as the Director of Research and Development at Heat Biologics, Inc. and from August 2015 to January 2016 he served as Associate Director of Research and Development at Heat Biologics. Prior to his time at Heat Biologics, Dr. de Silva was a Research Scientist at the Center for Retrovirus Research at The Ohio State University in Columbus, OH from 2013 to 2015. Dr. de Silva earned his B.S. in Biochemistry and Molecular Biology from the University of Colombo, Sri Lanka and his M.S. and Ph.D. in Biochemistry from the University of Rochester, NY. He completed his post-doctoral fellowship at The Ohio State University, where he was a recipient of a Staff Career Development Grant from their College of Veterinary Medicine.

James Stout, Ph.D. Dr. Stout has served as our Vice President of Chemistry, Manufacturing, and Controls since January 2020. From March 2018 to December 2019, he served as Director of Process Science Biologics at BioVectra, Inc. (a subsidiary of Mallinckrodt Pharmaceuticals). From November 2017 to March 2018, he served as Vice President of Glycobiologic Process Development & Manufacturing at HOST Therabiomics. From November 2012 to November 2017, he served as Vice President of Process Sciences at Natrix Separations, Inc. From June 2012 to November 2012, he served as Director of Process Science & Engineering at ImmunoGen, Inc. He served as Associate Director of Purification Process Development at Shire Human Genetic Therapies from October 2010 to June 2012. From May 2006 to October 2010, he served as Director of Purification Sciences at Amgen, Inc. From September 2002 to May 2006, he served as Group Leader of Purification Process Sciences at the Abbott Bioresearch Center. From June 2001 to September 2002, he served as Associate Director of Purification Development at Medarex, Inc. From March 1998 to June 2001, Dr. Stout worked in biopharmaceutical process development and manufacturing at Alexion Pharmaceuticals. Dr. Stout earned his B.S. in Chemistry from Denison University and his Ph.D. in Biochemistry (with a minor in Analytical Chemistry) from the University of Cincinnati. Dr. Stout completed a NIH post-doctoral Fellowship at the University of Cincinnati College of Medicine in the Department of Pharmacology & Cell Biophysics. Dr. Stout completed a senior post-doctoral fellowship at the Blood Research Institute, Blood Center of SE Wisconsin in the Department of Immunochemistry.

Board Structure and the Role of our Board in Risk Oversight

Board Structure

Our business and affairs are managed under the direction of our Board, which currently consists of eight members. Dr. Stone intends to resign from his position as a member of our Board in connection with the closing of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

The authorized number of directors is determined from time to time solely by resolution of the Board. Our second amended and restated certificate of incorporation and amended bylaws will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, only our Board will be authorized to fill vacancies and any additional directorships resulting from an increase in the authorized number of directors.

Our second amended and restated certificate of incorporation will establish a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders to succeed the directors of the same class whose terms are then expiring, with the other classes continuing for the remainder of their respective three-year terms. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors, and 2023 for Class III directors.

•	Our Class I directors will be Tyler Brous, Josiah Hornblower, and Michael Lee.

•	Our Class II directors will be Neil Gibson and George Golumbeski.

•	Our Class III directors will be Helen Boudreau and Taylor Schreiber.

Board Leadership Structure

Our Board has designated Josiah Hornblower to serve as executive chairman of the Board. Separating the role of executive chairman from the chief executive officer position allows our chief executive officer to focus on our day-to-day business, while allowing the executive chairman to lead our Board in its fundamental role of providing advice to and oversight of management. As described below, our Board also has a lead independent director to facilitate independent oversight of management. As executive chairman, Mr. Hornblower brings to our Board extensive executive leadership and operational experience in biotechnology companies and his experience and familiarity with our business as the co-founder of Shattuck.

Our independent directors have designated Tyler Brous to serve as lead independent director. As lead independent director, Mr. Brous will preside at all meetings of the Board at which the executive chairman is not present, preside over executive sessions of our independent directors, serve as a liaison between our executive chairman and our independent directors, and perform such additional duties as our Board may otherwise determine and delegate.

Although our amended bylaws do not require that we separate the chief executive officer and board leadership positions, our Board believes that having separate positions is the appropriate leadership structure for us at this time. Our Board recognizes that, depending on the circumstances, other leadership models, such as combining the role of executive chairman of the Board with the role of chief executive officer, might be appropriate. Accordingly, our Board may periodically review its leadership structure. Our Board believes its administration of its risk oversight function has not affected its leadership structure.

Role of our Board in Risk Oversight

We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our Board believes that risk management is an important part of establishing, updating and executing on the company’s business strategy. Our Board, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the company. Our Board focuses its oversight on the most significant risks facing the company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our Board and its committees receive regular reports from members of the company’s senior management on areas of material risk to the company, including strategic, operational, financial, legal and regulatory risks. While our Board has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the company.

Board Committees

Our Board has established an audit committee, or the Audit Committee, a compensation committee, or the Compensation Committee and a nominating and corporate governance committee, or the Governance

Committee, each comprised solely of directors whom satisfy applicable Nasdaq Stock Market, or Nasdaq, independence standards. We believe that the functioning of these committees complies with the requirements of the Sarbanes-Oxley Act, the rules of Nasdaq and SEC rules and regulations that will become applicable to us upon closing of this offering. As this is our initial public offering, we intend to comply with the requirements of Nasdaq with respect to board and committee composition of independent directors as they become applicable to us in accordance with Nasdaq Marketplace Rule 5615(b)(1). Each committee has the responsibilities described below.

Audit Committee

The members of our Audit Committee are Helen Boudreau, Tyler Brous, and Neil Gibson, each of whom qualifies as an independent director for audit committee purposes, as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Ms. Boudreau chairs the Audit Committee. Additionally, Ms. Boudreau qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC.

The primary responsibilities of our Audit Committee will be to oversee our accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The Audit Committee will also oversee the system of internal controls established by management and our compliance with legal and regulatory requirements. The Audit Committee will oversee the independent auditors, including their independence and objectivity. The Audit Committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

Compensation Committee

The members of our Compensation Committee are Helen Boudreau, Tyler Brous, and George Golumbeski, each of whom qualifies as an independent director, as defined under applicable Nasdaq qualification standards, and also meets the additional, heightened independence criteria applicable to members of the Compensation Committee. Mr. Brous chairs the Compensation Committee.

The primary responsibilities of our Compensation Committee will be to periodically review and approve the compensation and other benefits for our senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, evaluating the performance of these officers in light of the goals and objectives, and setting the officers’ compensation. Our Compensation Committee will also administer and make recommendations to the Board regarding equity incentive plans that are subject to the Board’s approval and approve the grant of equity awards under the plans.

Governance Committee

The members of our Governance Committee are Neil Gibson, George Golumbeski, and Michael Lee, each of whom qualifies as an independent director, as defined under applicable Nasdaq qualification standards. Mr. Gibson chairs the Governance Committee.

The Governance Committee will be responsible for engaging in succession planning for the Board, developing and recommending to the Board criteria for identifying and evaluating qualified director candidates, and making recommendations to the Board regarding candidates for election or reelection to the Board at each annual stockholders’ meeting. In addition, the Governance Committee will be responsible for overseeing our corporate governance practices and making recommendations to the Board concerning corporate governance matters. The Governance Committee will also be responsible for making recommendations to the Board concerning the structure, composition and functioning of the Board and its committees.

Code of Conduct and Ethics

In connection with this offering, our Board intends to adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all our directors, officers and employees. It will address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets, and how to report compliance concerns. We intend to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on our website to the extent required by applicable rules. The Audit Committee is responsible for applying and interpreting our Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Director Independence

In connection with this offering and our planned listing on The Nasdaq Global Select Market, our Board has reviewed the independence of all directors in light of each director’s (or any family member’s, if applicable) affiliations with the company and members of management, as well as significant holdings of our securities. The Board uses the definition of independence from Nasdaq listing standards to assess independence of our directors.

Nasdaq rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances. After considering the foregoing factors, our Board has determined that Ms. Boudreau, Mr. Brous, Dr. Gibson, Dr. Golumbeski, and Mr. Lee qualify as “independent directors” as defined by Nasdaq rules. Mr. Hornblower and Dr. Schreiber are not deemed to be independent under Nasdaq rules by virtue of their employment with the company.

Following the effectiveness of this registration statement, the members of our Audit Committee must satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, or Rule 10A-3. In order to be considered independent for purposes of Rule 10A-3, no member of the Audit Committee may, other than in his or her capacity as a member of the Audit Committee, the Board or any other committee of the Board: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from us; or (ii) directly, or indirectly through one or more intermediaries, control, be controlled by or be under common control with us.

Director Compensation

During 2019, each of our non-employee directors, other than Chris Hurff and Charles Dorrance, received cash fees of $5,000 per meeting attended to compensate them for their services on the Board. Messrs. Hurff and Dorrance served on the Board in connection with negotiated agreements entered into between the company and Takeda Ventures, Inc., with respect to Mr. Hurff, and Delphinium, Inc., with respect to Mr. Dorrance. As a result, neither received any compensation during 2019 for their service on the Board.

In addition to these meeting fees, Drs. Lowe and Golumbeski each received a grant of 17,125 fully vested stock options on December 4, 2019. We granted such stock options as compensation for consulting services that each of these directors provided to the company on top of their respective duties as Board members.

Our employee directors, Dr. Schreiber and Mr. Hornblower, do not receive any additional compensation for their Board service. Mr. Hornblower’s 2019 compensation is disclosed in the Summary Compensation Table in the “Executive Compensation” section below. Because he is not a named executive officer for 2019, the following table includes Dr. Schreiber’s 2019 compensation, which was paid to him for his services as our Chief Scientific Officer. Dr. Schreiber was promoted to Chief Executive Officer effective as of January 29, 2020.

The following table sets forth the total cash and equity compensation paid or granted to Dr. Schreiber and each of our non-employee directors for service on our Board during 2019. Victor Stone, Michael Lee, and Helen M. Boudreau were each appointed to the Board in 2020 and, accordingly, did not receive any compensation during 2019.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Taylor Schreiber(2)	325,000	—	82,875	11,523	419,398
Tyler Brous	20,000	—	—	—	20,000
Neil Gibson	20,000	—	—	—	20,000
George Golumbeski	15,000	30,175	—	—	45,175
G. Walter Loewenbaum(3)	20,000	—	—	—	20,000
David Lowe(3)	20,000	30,175	—	—	50,175
Charles Dorrance	—	—	—	—	—
Chris Hurff	—	—	—	—	—

(1)	The amounts reported in this column represent the aggregate grant date fair value of stock options granted during the year ended December 31, 2019, as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in the Equity Awards column are set forth in Note 11, Stock-Based Compensation, to our financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by the director from the awards. The awards reflected in this table each covered a total of 17,125 fully vested stock options with an exercise price of $3.17 per share and a term of 10 years from grant. As of December 31, 2019, each of the company’s non-employee directors and Dr. Schreiber held the following aggregate number of fully vested option awards. None of such individuals held any unvested stock awards on such date:

Name	Option Awards
Taylor Schreiber	—
Tyler Brous	30,825
Neil Gibson	30,825
George Golumbeski	100,695
G. Walter Loewenbaum	30,825	(a)
David Lowe	58,225
Charles Dorrance	—
Chris Hurff	—

(a)	Mr. Loewenbaum has transferred 15,413 of these stock options to family members.

(2)	Dr. Schreiber generally participates in the same compensation programs as our other executive officers, which are described in the “Executive Compensation” section below. The amounts reflected in the table above include Dr. Schreiber’s base salary for 2019, his award under the company’s 2019 annual bonus program, and, for “All Other Compensation” the sum of company’s 401(k) plan matching contributions and life and AD&D insurance premiums paid on Dr. Schreiber’s behalf.

(3)	Dr. Lowe stepped down from the Board in connection with the closing of the Series B-1 redeemable convertible preferred stock issuance in June 2020. Mr. Loewenbaum stepped down from the Board on July 8, 2020.

Other than as set forth in the Director Compensation Table above and reimbursement for their reasonable out-of-pocket expenses, including travel, food, and lodging, incurred in attending meetings of our Board and/or its committees, we provided no other compensation to our non-employee directors for 2019.

All company equity awards currently outstanding, including stock options held by our non-employee directors or their permitted transferees, were granted under the Shattuck Labs, Inc. 2016 Stock Incentive Plan. Such plan will be discontinued in connection with this offering and outstanding awards thereunder will be cancelled and replaced with equivalent awards under our 2020 Stock Incentive Plan, which is described in further detail below.

Post-Offering Non-Employee Director Compensation Policy

The Board has adopted a non-employee director compensation policy, which will become effective upon completion of this offering. Under this policy, each non-employee director will be paid cash compensation as set forth below:

Annual retainer for Board membership (other than the Chairman)	$35,000
Annual retainer for Non-Executive Chairman of the Board (if applicable)	$65,000
Annual retainer for Lead Independent Director (if applicable)	$60,000

Additional annual retainers
• Chair of the Audit Committee	$15,000
• Chair of the Compensation Committee	$10,000
• Chair of the Nominating and Corporate Governance Committee	$8,000
• Member of the Audit Committee (other than Chair)	$7,500
• Member of the Compensation Committee (other than Chair)	$5,000
• Member of the Nominating and Corporate Governance Committee (other than Chair)	$4,000

In addition to the annual retainers, each of our non-employee directors will be granted equity awards under the 2020 Plan consisting of (i) an initial, one-time award of stock options, restricted stock or restricted stock units, as determined in the discretion of the Compensation Committee, to each new non-employee director upon his or her election to the Board, with a grant date fair value equal to $140,000 that vests over a three-year period, subject to such director’s continued service; and (ii) an annual award of stock options, restricted stock or restricted stock units, as determined in the discretion of the Compensation Committee, with a grant date fair value equal to $70,000 that vests over a one-year period (or if sooner, immediately prior to the next annual meeting of the Company’s stockholders).

The total amount of cash retainers paid and equity awards (valued based on the grant date fair value) granted by the Company to any director for his or her service on the Board will not exceed $750,000 in any fiscal year.

The Board periodically reviews the non-employee director compensation policy and may revise the compensation arrangements for our directors from time to time.

In addition to the equity awards prescribed by the non-employee director compensation policy, on September 25, 2020, the Board approved additional option grants covering 27,400 shares each and with a $15.00 per share exercise price to Tyler Brous, George Golumbeski, and Neil Gibson, which vest in equal monthly installments over a one year period, subject to such director’s continued service.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for 2019, which consist of our principal executive officer for 2019 and the next two most highly-compensated executives for the year, are:

•	Josiah Hornblower, our Executive Chairman and former Chief Executive Officer;

•	Arundathy Nirmalini (Lini) Pandite, our Chief Medical Officer; and

•	Erin Ator Thomson, our General Counsel.

2019 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for 2019:

Name and Principal Position	Year	Salary ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation ($)(4)	Total ($)
Josiah Hornblower, Executive Chairman and Former Chief Executive Officer(1)	2019	325,000	—	58,500	868	384,368

Arundathy Nirmalini (Lini) Pandite, Chief Medical Officer	2019	405,000	—	120,488	11,944	537,432

Erin Ator Thomson, General Counsel	2019	315,000	129,300	54,810	11,251	510,361

(1)	Effective as of January 29, 2020, Mr. Hornblower stepped down as our Chief Executive Officer, was appointed as Executive Chairman of the Board, and Dr. Taylor Schreiber was appointed as the new Chief Executive Officer. Prior to his appointment as Chief Executive Officer, Dr. Schreiber served as our Chief Scientific Officer. Dr. Schreiber’s 2019 compensation is disclosed in the “Director Compensation” section above.
(2)	Amounts shown in this column represent the aggregate grant date fair value (calculated in accordance with FASB Accounting Standards Codification Topic 718) of stock options granted during the year. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 11 to our audited financial statements, Stock-Based Compensation, included elsewhere in this prospectus. These amounts may not correspond to the actual value eventually realized by each NEO because the value depends on the market value of our common stock at the time the award is exercised.
(3)	Following the end of the fiscal year, we paid each of our NEOs bonuses in respect of our performance in 2019 based on the achievement of individual and company performance goals, described in further detail below.
(4)	Represents the sum of company 401(k) plan matching contributions and life and AD&D insurance premiums paid during 2019 on behalf of each of our NEOs.

Narrative Disclosure to Summary Compensation Table

Employment Agreements & 2019 Equity Awards

Josiah Hornblower

We are party to an employment agreement with Josiah Hornblower, effective as of December 5, 2019, pursuant to which he served as our Chief Executive Officer during 2019. The agreement provides for his base salary, eligibility to receive an annual performance bonus with a target bonus amount of 30% of his base salary and eligibility to participate in the company’s employee benefit plans. The agreement provides for employment on an at-will basis and thus either party may terminate at any time for any or no reason, subject to 30 days’ notice for Mr. Hornblower and the severance provisions described below in the section titled “Post-Employment Compensation and Change in Control Payments and Benefits.”

On March 27, 2020, Mr. Hornblower’s employment agreement was amended to reflect his transition to the Executive Chairman role effective as of January 29, 2020.

Lini Pandite

We are party to an employment agreement with Lini Pandite, effective as of December 5, 2019, pursuant to which she serves as our Chief Medical Officer. The agreement provides for her base salary, eligibility to receive an annual performance bonus with a target bonus amount of 35% of base salary and eligibility to participate in the company’s employee benefit plans. The agreement provides for employment on an at-will basis and thus either party may terminate at any time for any or no reason, subject to 30 days’ notice for Ms. Pandite and the severance provisions described below in the section titled “Post-Employment Compensation and Change in Control Payments and Benefits.” Ms. Pandite’s base salary was increased to $435,000 effective as of July 15, 2020.

Erin Ator Thomson

We are party to an employment agreement with Erin Ator Thomson, effective as of December 5, 2019, pursuant to which she serves as our General Counsel. The agreement provides for her base salary, eligibility to receive an annual performance bonus with a target bonus amount of 20% of base salary and eligibility to participate in the company’s employee benefit plans. The agreement provides for employment on an at-will basis and thus either party may terminate at any time for any or no reason, subject to 30 days’ notice for Ms. Thomson and the severance provisions described below in the section titled “Post-Employment Compensation and Change in Control Payments and Benefits.” Ms. Thomson’s 2020 target annual bonus opportunity was increased to 25% effective as of January 1, 2020, and her base salary was increased to $350,000 effective as of July 15, 2020.

On December 4, 2019, the Board approved a grant of 68,500 stock options to Ms. Thomson, which was intended to bring her aggregate compensation closer to the market median for executives in the general counsel position at similarly situated companies. Such stock options vest 25% on November 22, 2020, and then in equal monthly installments over the following three years. The stock options have an exercise price of $3.17 per share and a contractual term of 10 years.

2019 Annual Bonus Program

At the beginning of 2019, the Compensation Committee of our Board established an overall budgeted annual bonus pool for awards to our general employee population, including each of our NEOs, who were eligible for the following target bonus amounts: Mr. Hornblower-$97,500, Ms. Pandite-$141,750, and Ms. Thomson-$63,000. Bonus program participants, including each of the NEOs, were eligible to receive up to their target bonus amount to the extent that enumerated corporate performance goals established by the Compensation Committee at the beginning of the year were achieved. These corporate performance goals included key milestones with respect to company products, financing, intellectual property, manufacturing, and research and development. Personal responsibility for achievement of, and individual performance in support of, the enumerated corporate goals was also evaluated by the Compensation Committee in assessing final performance for the year. Following its assessment of individual officer contributions and the level of achievement of the corporate goals in December of 2019, the Compensation Committee approved final bonus payments to the NEOs as follows: Mr. Hornblower-$58,500 (60% of target), Ms. Pandite-$120,488 (85% of target), and Ms. Thomson-$54,810 (87% of target). Such bonus payments were made in early 2020.

Outstanding Equity Awards at 2019 Fiscal-Year End

The following table sets forth information regarding outstanding equity awards at the end of 2019 for each of our NEOs.

		Option Awards(1)				Stock Awards(2)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Josiah Hornblower	—	—	—	—	—	—	—

Arundathy Nirmalini (Lini) Pandite	6/1/2017	—	—	—	—	31,900	101,010
	12/22/2017	1,068	10,131	0.01	12/21/2027	—	—
	9/19/2018	25,215	38,490	2.95	9/18/2028	—	—

Erin Ator Thomson	12/22/2017	8,850	29,496	0.01	12/21/2027	—	—
	9/19/2018	25,215	38,490	2.95	9/18/2028	—	—
	12/4/2019	—	68,500	3.17	12/3/2029	—	—

(1)	Each option award expires on the tenth anniversary of the date of grant. Other than Ms. Thomson’s December 22, 2017 grant, twenty-five percent of each stock option award vests on the one-year anniversary of the vesting commencement date specified in the award agreement and the remainder of the shares underlying the options vest in equal installments over the next 36 months, subject to the applicable NEO’s continued service through each such vesting date. The vesting commencement dates for Ms. Pandite’s option awards were July 24, 2017 and May 15, 2018 for her awards granted in 2017 and 2018, respectively, and for Ms. Thomson’s option awards granted in 2018 and 2019, the vesting commencement dates were May 15, 2018 and November 22, 2019, respectively. Ms. Thomson’s December 22, 2017 stock option grant vests in equal monthly installments over 36 months from October 2, 2017.
(2)	Represents a restricted stock award which vested twenty-five percent on July 24, 2018 and the remainder of the shares underlying the restricted stock award vest in equal installments over the next 36 months, subject to Ms. Pandite’s continued service through each such vesting date. Market value is calculated based on the value of $3.17 per share as of December 31, 2019, which reflects an independent third-party 409A valuation per share of the company as of such date.

All company equity awards currently outstanding, including stock options and stock awards held by our named executive officers, were granted under the Shattuck Labs, Inc. 2016 Stock Incentive Plan. Such plan will be discontinued in connection with this offering and outstanding awards thereunder will be cancelled and replaced with equivalent awards under our 2020 Stock Incentive Plan, which is described in further detail under “2020 Equity Incentive Plan” below.

Post-Employment Compensation and Change in Control Payments and Benefits

Josiah Hornblower

Pursuant to the terms of the employment agreement with Mr. Hornblower, upon a termination without cause or resignation with good reason not in connection with a change in control, Mr. Hornblower will receive, subject to his execution and non-revocation of a release of claims in favor of the company, or the Hornblower Release Condition, and continued compliance with restrictive covenants, (i) severance payments equal to one times, or the Hornblower Severance Multiplier, the sum of (a) his annual base salary and (b) target bonus, payable in equal installments in accordance with the company’s normal payroll practices for 12 months, (ii) a pro-rata annual bonus based on actual performance, (iii) accelerated vesting of all unvested equity awards (with performance-based awards earned at the target level of performance) and (iv) payment of COBRA premiums for up to twelve months, or, if sooner, until eligible for similar coverage through another employer (we refer to (i) through (iv) collectively as the Hornblower Severance Payments).

If Mr. Hornblower is terminated without cause or resigns for good reason within 30 days prior to, or 2 years following, a change in control, then, subject to the Hornblower Release Condition, Mr. Hornblower will also be entitled to the Hornblower Severance Payments; provided, however, the Hornblower Severance Multiplier will be 2.0x.

“Good Reason” under each of the NEO employment agreements generally means the occurrence of any of the following events, without the executive’s consent, provided, in each case, that such event is not cured within 30 days after the company receives notice from the executive specifying in reasonable detail the event constituting Good Reason: (i) failure to pay the annual base salary or annual bonus when due, (ii) a reduction in the annual base salary or annual bonus, (iii) any diminution in the executive’s title or any substantial and sustained diminution in the executive’s duties or (iv) a required relocation of the executive’s primary work location by more than 25 miles.

“Cause” under each of the NEO employment agreements generally means: (i) indictment for, conviction of, or a plea of nolo contendere to, (x) a felony (other than traffic-related) under the laws of the United States or any state thereof or any similar criminal act in a jurisdiction outside the United States or (y) a crime involving moral turpitude that could be injurious to the company or its reputation, (ii) willful malfeasance or willful misconduct which is materially and demonstrably injurious to the company, (iii) any act of fraud in the performance of executive’s duties or (iv) a material breach of any agreement with the company or any of the company’s material policies.

“Change in Control” under each of the NEO employment agreements generally means the occurrence of one or more of the following events: (i) any “person” (as such term is used in Sections 3(a)(9) and 13(d) of the Exchange Act) or “group” (as such term is used in Section 13(d)(3) of the Exchange Act), other than the company or its subsidiaries or any benefit plan of the company or its subsidiaries is or becomes a “beneficial owner” (as such term is used in Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the voting stock of the company; (ii) the company transfers all or substantially all of its assets (unless the stockholders of the company immediately prior to such transaction beneficially own, directly or indirectly, in substantially the same proportion as they owned the voting stock of the company, all of the voting stock or other ownership interests of the entity or entities, if any, that succeed to the business of the company or the company’s ultimate parent company if the company is a subsidiary of another corporation); or (iii) any merger, reorganization, consolidation or similar transaction unless, immediately after consummation of such transaction, the stockholders of the company immediately prior to the transaction hold, directly or indirectly, more than 50% of the voting stock of the company or the company’s ultimate parent company if the company is a subsidiary of another corporation.

Lini Pandite

Pursuant to the terms of the employment agreement with Ms. Pandite, upon a termination without cause or resignation with good reason not in connection with a change in control, Ms. Pandite will receive, subject to execution and non-revocation of a release of claims in favor of the company, or the Pandite Release Condition, and continued compliance with restrictive covenants, (i) severance payments equal to one times, or the Pandite Severance Multiplier, the sum of her (a) annual base salary and (b) target bonus, payable in equal installments in accordance with the company’s normal payroll practices for 12 months, (ii) a pro-rata annual bonus based on actual performance, (iii) accelerated vesting of all unvested equity awards (with performance-based awards earned at the target level of performance) and (iv) payment of COBRA premiums for up to twelve months, or, if sooner, until eligible for similar coverage through another employer (we refer to (i) through (iv) collectively as the Pandite Severance Payments).

If Ms. Pandite is terminated without cause or resigns for good reason within 30 days prior to, or 2 years following, a change in control, then, subject to the Pandite Release Condition, Ms. Pandite will be entitled to the Pandite Severance Payments; provided, however, the Pandite Severance Multiplier will be 2.0x.

Erin Ator Thomson

Pursuant to the terms of the employment agreement with Ms. Thomson, upon a termination without cause or resignation with good reason not in connection with a change in control, Ms. Thomson will receive, subject to execution and non-revocation of a release of claims in favor of the company, or the Thomson Release Condition, and continued compliance with restrictive covenants, (i) severance payments equal to 0.75 times, or the Thomson Severance Multiplier, the sum of her (a) annual base salary and (b) target bonus, payable in equal installments in accordance with the company’s normal payroll practices for 9 months, (ii) a pro-rata annual bonus based on actual performance, (iii) accelerated vesting of all unvested equity awards (with performance-based awards earned at the target level of performance) and (iv) payment of COBRA premiums for up to 9 months, or, if sooner, until eligible for similar coverage through another employer (we refer to (i) through (iv) collectively as the Thomson Severance Payments).

If Ms. Thomson is terminated without cause or for good reason (each as defined in the agreement) within 30 days prior to, or 2 years following, a change in control, then, subject to the Thomson Release Condition, Ms. Thomson will be entitled to the Thomson Severance Payments; provided, however, the Thomson Severance Multiplier will be 1.5x.

280G

Each employment agreement provides that on and after the date any company stock is readily tradeable on an established securities market or otherwise, to the extent that any payments would be subject to the excise tax imposed under Section 4999 of the Code, each executive will be entitled to receive either (a) the full amount of payments and benefits in connection with their employment with the company or (b) a portion of the payments and benefits having a value equal to $1 less than three times the NEO’s “base amount” (as defined in Section 280G(b)(3)(A) of the Code), whichever results in the receipt of the greater amount on an after-tax basis.

Employee Benefit Plans

2020 Equity Incentive Plan

In 2016, the Board adopted and our stockholders approved the Shattuck Labs, Inc. 2016 Stock Incentive Plan, or 2016 Plan. In connection with this offering, we intend to adopt the Shattuck Labs, Inc. 2020 Equity Incentive Plan, or 2020 Plan, which will become effective upon consummation of the offering. From and after the effective date of the 2020 Plan, no additional stock awards will be made under the 2016 Plan. In addition, all stock awards granted under the 2016 Plan that are outstanding as of the consummation of this offering will be canceled and replaced with equivalent awards under the 2020 Plan.

Purpose.    The 2020 Plan is intended provide a means through which the company may attract able persons to serve as employees, directors, or consultants of the company or its subsidiaries and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the company rest, and whose present and potential contributions to the welfare of the company are of importance, may acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the company. A further purpose of the 2020 Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the company.

Eligibility.    Awards may be granted only to persons who, at the time of grant, are employees, consultants, or directors of the company or any parent or subsidiary corporation.

Types of Awards.    The 2020 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, performance stock awards, and performance cash awards.

Authorized Shares.    Subject to adjustment for certain dilutive or related events, the initial aggregate maximum number of shares of common stock that may be issued under the 2020 Plan will not exceed 3,957,953 shares, or the Share Reserve. The Share Reserve will automatically increase on January 1st of each year beginning in 2021 and ending with a final increase on January 1, 2030 in an amount equal to 4% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year. To the extent that an award lapses or the rights of its holder terminates, any shares of common stock subject to such award will again be available for the grant of an award.

Plan Administration.    Our Board has the authority to administer the 2020 Plan, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award, and the fair market value applicable to an award; (ii) construe and interpret the 2020 Plan and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the 2020 Plan and awards, including the ability to correct any defect, omission or inconsistency in the 2020 Plan or any award document; (iii) settle all controversies regarding the 2020 Plan and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) suspend or terminate the 2020 Plan; (vi) amend the 2020 Plan; (vii) submit any amendment to the 2020 Plan for stockholder approval; (viii) approve forms of award documents for use under the 2020 Plan and to amend the terms of any one or more outstanding awards; (ix) generally exercise such powers and perform such acts as our Board may deem necessary or expedient to promote our best interests and that are not in conflict with the provisions of the 2020 Plan or any award documents; and (x) adopt procedures and sub-plans as are necessary or appropriate.

Subject to the provisions of the 2020 Plan, our Board may delegate all or some of the administration of the 2020 Plan to a committee of one or more directors and may delegate to one or more officers the authority to designate employees who are not officers to be recipients of options and stock appreciation rights (and, to the extent permitted by applicable law, other stock awards) and, to the extent permitted by applicable law, to determine the terms of such awards and the number of shares of common stock to be subject to such stock awards granted to such employees. Unless otherwise provided by our Board, delegation of authority by our Board to a committee or an officer will not limit the authority of our Board. All determinations, interpretations and constructions made by our Board (or another authorized committee or officer exercising powers delegated by our Board) in good faith will be final, binding and conclusive on all persons.

Stock Options.    A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price will be determined by the Compensation Committee; provided, however, that with respect to incentive stock options, the exercise price will not be less than 110% of the fair market value of our common stock if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of our stock or the stock of our parent or subsidiary corporation, or a Ten Percent Stockholder. The term of each option will be determined by the Compensation Committee; provided, however, that Options will not be exercisable after the expiration of five years from the date of grant in the case of an incentive stock option issued to a Ten Percent Stockholder. Each notice of option grant and option agreement will set forth the terms of vesting and exercisability for each option award. The purchase price of any shares acquired pursuant to an option award may be paid in cash, check, bank draft, money order, net exercise or as otherwise determined by our Board and set forth in the award agreement, including through an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under the option and the delivery of previously owned shares. Except as otherwise provided in an applicable award document, all unvested option awards are forfeited and cease to be exercisable upon a holder’s termination of employment or service; provided, however, that (i) upon the holder’s termination by reason of disability or death, the option will remain exercisable for one year following the date of holder’s termination of employment or service and (ii) upon the holders’ termination other than for Cause (as defined in the option agreement), the option will remain exercisable for three months following the date of holder’s termination of employment or service.

Stock Appreciation Rights.    A stock appreciation right, or SAR, is a right that entitles the participant to receive, in cash or shares of stock or a combination thereof, as determined by our Board, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by our Board on the date of grant. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted, unless the SAR was granted pursuant to an assumption of or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. SARs will not be exercisable after the expiration of ten years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, will be as set forth in the award agreement.

Restricted Stock Awards.    Restricted stock awards are awards of shares of our common stock that are subject to restrictions on disposition as determined by the Compensation Committeein its sole discretion, including restrictions based on the attainment of one or more performance goals, continued employment or service, the occurrence of certain events or any combination thereof. Unless otherwise provided in the restricted stock agreement, the holder will have the right to receive dividends with respect to common stock subject to a restricted stock award, to vote common stock subject to such restricted stock agreement, and to enjoy all other stockholder rights subject to delivery of the stock upon the forfeiture restrictions lapsing. The Compensation Committee may, in its discretion and as of a date determined by the Compensation Committee, fully vest any or all common stock awarded to a holder pursuant to a restricted stock award, and, upon such vesting, all restrictions applicable to such restricted stock award will lapse as of such date.

Restricted Stock Units.    Restricted stock units, or RSUs, are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as our Board deems appropriate. Each award document evidencing a grant of RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents.

Performance Awards.    A performance award is a stock or cash award that is payable contingent upon the attainment during a performance period of certain performance goals. A performance award may, but need not, require the completion of a specified period of service. The length of any performance period, the applicable performance goals and the measurement of whether and to what degree such performance goals have been attained will be as determined by the compensation committee, our Board, or an authorized officer. We retain the discretion to reduce or eliminate the compensation or economic benefit upon the attainment of any performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.

Certain Adjustments.    In the event of any change in our capitalization, our Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the 2020 Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options; and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding stock awards. Our Board will make such adjustments, and its determination will be final, binding, and conclusive. Unless provided otherwise in an award or other agreement, in the event of our dissolution or liquidation, all outstanding stock awards (other than stock awards consisting of vested and outstanding shares of our common stock not subject to a forfeiture condition or the our right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to the our repurchase rights or subject to forfeiture may be repurchased or reacquired by us notwithstanding the fact that the holder of such stock award is providing continuous service; provided, however, that our Board may, in its sole discretion, provide that some or all stock awards will become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent not already expired or terminated) before the dissolution or liquidation is completed but contingent upon its completion.

Change in Control.    Unless provided otherwise in an award agreement or other agreement between us or an affiliate and the participant, in the event of Change in Control (as defined in the 2020 Plan), our Board will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Change in Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the company pursuant to the Change in Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as determined by our Board, with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to the award;

(v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as our Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled award; and

(vi) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment equal to the excess, if any, of (A) the value in the Change in Control of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise.

Our Board need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

In the absence of any affirmative determination by our Board at the time of a Change in Control, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, referred to as a Successor Corporation, unless the Successor Corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as our Board will determine (or, if our Board does not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.

Acceleration of Awards upon a Change in Control.    An award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the award agreement for such award or as may be provided in any other written agreement between us or an affiliate and the participant, but in the absence of such provision, no such acceleration will occur.

Termination and Amendment.    Our Board or the compensation committee may suspend or terminate the 2020 Plan at any time. No incentive stock options may be granted under the 2020 Plan after the tenth anniversary of the date our Board adopted the 2020 Plan. No awards may be granted under the 2020 Plan while the 2020 Plan is suspended or after it is terminated.

2020 Employee Stock Purchase Plan

In connection with this offering, we intend to adopt the Shattuck Labs, Inc. Employee Stock Purchase Plan, or the ESPP, which will become effective upon consummation of the offering. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code.

Plan Administration.    Subject to the terms and conditions of the ESPP, the Compensation Committee of our Board will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of a sub-committee and/or officers or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Shares Available Under ESPP.    The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is the sum of (a) 395,795 shares of common stock and (b) an annual increase on the first day of each year beginning in 2021 and ending in 2030 equal to 1% of the shares of common stock outstanding (on an as converted basis) on December 31st of the immediately preceding calendar year. The shares made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

Eligible Employees.    Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our designated subsidiaries on the first day of the offering period, or the enrollment date. An employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation.    Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions are expressed as a whole number percentage and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. However, a participant may not purchase more than 600 shares in each offering period, and may not subscribe for more than $25,000 in fair market value of shares our common stock (determined at the time the option is granted) per calendar year falling in the offering period. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering.    Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods. The offering periods will commence and end on dates as determined by the ESPP administrator and will initially run for non-overlapping six-month periods. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the semi-annual purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may withdraw from the ESPP at any time prior to the end of the offering period. Upon withdrawing, the participant will receive a refund of the participant’s account balance in cash without interest and his or her right to participate in the current offering period will be automatically terminated. A participant may decrease (but not increase) his or her payroll deduction authorization during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP. Any such attempt at assignment, transfer, pledge, or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger, or Asset Sale.

If there is any change in the outstanding shares of our common stock or other securities because of a merger, consolidation, spin-off, reorganization, recapitalization, dividend in property other than cash, extraordinary dividend whether in cash and/or other property, stock split, reverse stock split, stock dividend, liquidating dividend, combination or reclassification of our common stock or other securities (including any such change in the number of shares of our common stock or other securities effected in connection with a change in domicile of the company), or any other increase or decrease in the number of shares of our common stock or other securities effected without receipt of consideration, provided that conversion of any convertible securities of the company shall not be deemed to have been “effected without receipt of consideration,” the type and number of securities covered by each option under the ESPP which has not yet been exercised and the type and number of securities which have been authorized and remain available for issuance under the ESPP, as well as the maximum number of securities which may be purchased by a participant in an offering period, and the price per share covered by each option under the ESPP which has not yet been exercised, shall be appropriately and proportionally adjusted by the Board, and the Board shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances.

In the event of the proposed liquidation or dissolution of the company, the offering period will terminate immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Board in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions will be refunded without interest to participants.

In the event of a proposed sale of all or substantially all of the assets of the company, or the merger or consolidation or similar combination of the company with or into another entity, then in the sole discretion of the Board, (1) each option shall be assumed or an equivalent option shall be substituted by the successor corporation or parent or subsidiary of such successor entity, (2) on a date established by the Board on or before the date of consummation of such merger, consolidation, combination, or sale, such date shall be treated as a purchase date, and all outstanding options shall be exercised on such date, (3) all outstanding options shall terminate and the accumulated payroll deductions will be refunded without interest to the participants, or (4) outstanding options shall continue unchanged.

Amendment and Termination.    Our Board or the Compensation Committee may suspend, amend, or terminate the ESPP at any time. However, our Board or the Compensation Committee may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws or to increase the number of shares subject to the ESPP.

401(k) Plan

The company offers eligible employees, including its NEOs, the opportunity to participate in its tax-qualified 401(k) plan. Employees can contribute 1%-100% of their eligible earnings up to the Internal

Revenue Service’s annual limits on a before-tax basis. The 401(k) plan provides for company matching contributions equal to 100% of the first 3% of salary contributions plus 50% of the next 2% of salary contributions. The company also has the discretion to make additional profit sharing contributions. The matching contributions are 100% vested at all times and employer profit sharing contributions are 100% vested after four years of service.

Other Retirement Benefits

We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of October 2, 2020 by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests, or 5% and Greater Stockholders;

•	each of our directors;

•	our NEOs; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities as of October 2, 2020. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after October 2, 2020 through the exercise of any stock option, warrants or other rights. Unless otherwise indicated below, to our knowledge and subject to applicable community property rules, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each individual listed in this table is 1018 W. 11th Street, Suite 100, Austin, Texas 78703.

The percentage ownership information shown in the column titled “Shares Beneficially Owned Prior to the Offering” in the table below is based on 28,079,533 shares of our common stock outstanding as of October 2, 2020. The percentage ownership information shown in the column titled “Shares Beneficially Owned After the Offering” in the table below is based on 39,961,885 shares of our common stock outstanding after this offering, including 11,882,352 shares of common stock being sold in this offering. Shares of our common stock that a person has the right to acquire within 60 days after October 2, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

The following table also does not include any shares of common stock that directors and executive officers may purchase in this offering through the directed share program described under “Underwriting.”

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Shares Beneficially Owned	Before the Offering	After the Offering
5% and Greater Stockholders
Entities affiliated with Fidelity(1)	2,178,737	7.8%	5.5%
Entity affiliated with Redmile Group, LLC(2)	2,178,738	7.8%	5.5%
Millennium Pharmaceuticals, Inc.(3)	2,100,312	7.5%	5.3%
Delphinium, Inc.(4)	1,392,097	5.0%	3.5%

Named Executive Officer and Directors
Taylor Schreiber, M.D., Ph.D.(5)	2,711,024	9.7%	6.8%
Josiah Hornblower(6)	3,411,065	12.1%	8.5%
Michael Lee	—	*	*
Helen M. Boudreau(7)	20,887	*	*
Tyler Brous(8)	848,375	3.0%	2.1%
Neil Gibson, Ph.D.(9)	88,136	*	*
George Golumbeski, Ph.D.(10)	105,261	*	*
Victor Stone, M.D., M.B.A.	—	*	*
Erin Ator Thomson(11)	147,074	*	*
Lini Pandite, MBChB(12)	128,280	*	*
All Executive Officers and Directors as a group (12 persons)	7,592,805	26.8%	18.9%

174

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (a) 637,933 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (b) 980,433 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock held by Fidelity Select Portfolios: Health Care Portfolio, and (c) 560,371 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Health Care Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940 (the “Investment Company Act”), to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of each person and entity named in this footnote is 245 Summer Street, Boston, Massachusetts 02110.
(2)	Consists of 2,178,738 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock held by Redmile Biopharma Investments II, L.P. Redmile Group, LLC is the investment adviser to Redmile Biopharma Investments II, L.P. and, in such capacity, exercises sole voting and investment power over all of the securities held by Redmile Biopharma Investments II, L.P. and may be deemed to be the beneficial owner of these securities. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC, Mr. Green and Mr. Lee each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The business address of Redmile Biopharma Investments II, L.P. is c/o Redmile Group, LLC, One Letterman Drive, Building D, Suite D3-300, San Francisco, California 94129. Mr. Lee is a member of our Board and a Co-Founder and Portfolio Manager of Redmile Group, LLC.
(3)	Consists of 2,100,312 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by Millennium Pharmaceuticals, Inc. (“Millennium”). Millennium is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited. As a result, Takeda Pharmaceutical Company Limited may be deemed to be the indirect beneficial owner of the shares held by Millennium. Takeda Ventures, Inc. (“Takeda Ventures”) is an affiliate of Takeda Pharmaceutical Company Limited. Victor Stone is a member of our Board and a Partner of Takeda Ventures, Inc. The business address of Millennium is 40 Landsdowne Street, Cambridge, MA 02139.
(4)	Consists of (a) 997,757 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock, (b) 217,871 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock, and (c) 176,469 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock, all held by Delphinium, Inc. John T. Dorrance III is the Director of Delphinium, Inc. and has voting and investment power over the securities held by Delphinium, Inc. The business address of Delphinium, Inc. is Pictet Bank & Trust Ltd, Bayside Executive Park, Bldg. #1, West Bay Street & Blake Road, Nassau, Bahamas.
(5)	Consists of (a) 2,705,750 shares of common stock held by Houghton Capital Holdings, LLC, which is controlled by Dr. Schreiber and (b) (i) 2,555 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and (ii) 2,719 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held in Dr. Schreiber’s name.

(6)	Consists of (a) (i) 3,253,750 shares of common stock, (ii) 23,488 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock, and (iii) 54,471 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Hornblower Capital Holdings, LLC, and (b) (i) 63,019 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and (ii) 16,337 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Stone Dock Investors. Mr. Hornblower has voting and investment power over the securities held by Hornblower Capital Holdings, LLC and Stone Dock Investors.
(7)	Consists of 20,887 shares of common stock underlying options that are exercisable as of October 2, 2020 or will become exercisable within 60 days after such date.
(8)	Consists of (a) (i) 52,745 shares of common stock and (ii) 629,432 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by Lennox Dallas Partners, LP (“Lennox Partners”), (b) 16,440 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by Lennox Dallas Holdings, LLC – Series 3, (c) 27,235 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Lennox Dallas Holdings, LLC – Series 9, (d) 87,132 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock held by Lennox Dallas Holdings, LLC – Series 10 and (e) (i) 30,825 shares of common stock and (ii) 4,566 shares of common stock underlying options that are exercisable as of October 2, 2020 or will become exercisable within 60 days after such date held in Mr. Brous’ name. Mr. Brous is the Manger of the Lennox Dallas Holdings, LLC entities and is the Vice President of RS Holdings, Inc., the General Partner of Lennox Partners. As such, Mr. Brous has voting and investment power over all of the securities held by Lennox Partners and the Lennox Dallas Holdings, LLC entities.
(9)	Consists of (a) 52,745 shares of common stock and (b) 35,391 shares of common stock underlying options that are exercisable as of October 2, 2020 or will become exercisable within 60 days after such date.
(10)	Consists of 105,261 shares of common stock underlying options that are exercisable as of October 2, 2020 or will become exercisable within 60 days after such date.
(11)	Consists of (a) 103,211 shares of common stock, (b) 1,096 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock, and (c) 42,767 shares of common stock underlying options that are exercisable as of October 2, 2020 or will become exercisable within 60 days after such date.
(12)	Consists of (a) 83,514 shares of common stock, (b) 41,408 shares of common stock underlying options that are exercisable as of October 2, 2020 or will become exercisable within 60 days after such date, and (c) 3,358 restricted stock units that are settleable for shares of common stock within 60 days after October 2, 2020.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since January 1, 2017, or any currently proposed transaction, to which we were or are a party in which:

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors or executive officers, any holder of 5% of any class of our voting capital stock or any member of his or her immediate family had or will have a direct or indirect material interest.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to such securities.

Related Party Transactions

Preferred Stock Financings

In April 2018, we completed an equity financing and issued and sold an aggregate of 1,093,019 shares of our Series A redeemable convertible preferred stock at a purchase price of $62.4750 per share. We issued and sold the shares of Series A redeemable convertible preferred stock pursuant to a stock purchase agreement entered into with certain investors, for an aggregate purchase price of approximately $46.6 million, composed of approximately $35.3 million in cash and $11.3 million in cancellation of indebtedness pursuant to the conversion of our convertible promissory notes. Each share of our Series A redeemable convertible preferred stock is convertible into one share of common stock. The following table summarizes purchases of our Series A redeemable convertible preferred stock by related persons:

Participant	Shares of Series A Redeemable Convertible Preferred Stock	Cancellation of Indebtedness*	Cash Purchase Price
Millennium Pharmaceuticals, Inc.	306,615	$5,324,657.53	$12,499,998.00
Entities affiliated Delphinium, Inc.	145,658	$—	$9,099,983.55
Clark BP, LLC	80,032	$—	$4,999,999.20
Entities affiliated with Tyler Brous	94,288	$1,361,328.77	$149,940.00
Entities affiliated with Josiah Hornblower	12,629	$158,440.86	$49,980.00
Entities affiliated with G. Walter Lowenbaum	88,226	$1,095,609.62	$100,022.48
Erin Thomson	160	$—	$9,996.00
Taylor Schreiber, M.D, Ph.D.	373	$10,655.89	$9,996.00

*	All principal due and accrued interest were converted into shares of Series A redeemable convertible preferred stock.

In January 2020, with subsequent closings in February and March 2020, we completed an equity financing and issued and sold an aggregate of 550,571 shares of our Series B redeemable convertible preferred stock at a purchase price of $62.88051 per share. We issued and sold the shares of Series B redeemable convertible preferred stock pursuant to a stock purchase agreement entered into with investors, for an aggregate purchase price of approximately $34.62 million. Each share of our Series B redeemable convertible preferred stock is convertible into one share of common stock. The following table summarizes purchases of our Series B redeemable convertible preferred stock by related persons:

Participant	Shares of Series B Redeemable Convertible Preferred Stock	Total Purchase Price
ECMC Group, Inc.	79,516	$5,000,006.63
Entities affiliated with Daniel A. Traylor	47,709	$2,999,966.25
Entities affiliated with Delphinium, Inc.	31,806	$1,999,977.50
Clark BP, LLC	15,609	$981,501.88
Entities affiliated with Josiah Hornblower	10,337	$649,995.83
Entities affiliated with G. Walter Loewenbaum	3,976	$250,012.91
Entities affiliated with Tyler Brous	3,976	$250,012.91
Taylor Schreiber, M.D., Ph.D.	397	$24,963.56

In June 2020, we issued and sold an aggregate of 1,319,964 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $62.88051 per share. We issued and sold the shares of Series B-1 redeemable convertible preferred stock pursuant to a stock purchase agreement entered into with investors, for an aggregate purchase price of approximately $83.0 million. Each share of our Series B-1 redeemable convertible preferred stock is convertible into one share of common stock. The following table summarizes purchases of our Series B-1 redeemable convertible preferred stock by related persons:

Participant	Shares of Series B-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Redmile Biopharma Investments II, L.P.	318,064	$20,000,026.50
Entities affiliated with Fidelity Investments	318,064	$20,000,026.50
Entities affiliated with Janus Henderson	190,838	$11,999,990.80
Entities affiliated with EcoR1 Capital LLC	86,172	$5,418,539.31
Entities affiliated with Hatteras Venture Partners	79,516	$5,000,006.63
Entities affiliated with Delphinium, Inc.	25,762	$1,619,927.70
ECMC Group, Inc.	15,903	$999,988.75
Entities affiliated with Tyler Brous	12,720	$799,840.09
Entities affiliated with G. Walter Loewenbaum	10,338	$650,058.71
Clark BP, LLC	7,952	$500,025.82

Second Amended and Restated Investors’ Rights Agreement

We are party to a second amended and restated investors’ rights agreement, effective as of June 12, 2020, or the IRA, with the holders of our redeemable convertible preferred stock and certain other stockholders. The IRA provides certain holders of our capital stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. In addition to registration rights, the IRA provides for certain information rights, a right of first offer and a market stand-off provision imposing restrictions on the ability of the parties thereto to offer, sell or transfer our equity securities for a period of 180 days following the date of this offering. The IRA will terminate pursuant to its terms immediately prior to the completion of this offering, other than those provisions relating to registration rights, which will terminate no later than five years after the completion of this offering, the closing of a stock sale (as defined in the IRA) or deemed liquidation event (as defined in our amended and restated certificate of incorporation) or, with respect to any particular holder, at such time that such holder can sell its shares, under Rule 144 under the Securities Act or otherwise, during any 90-day period without registration.

Second Amended and Restated Voting Agreement

We are party to a second amended and restated voting agreement, effective as of June 12, 2020, or the Voting Agreement, under which the holders of our redeemable convertible preferred stock and certain other holders of our capital stock, and entities affiliated with our two founders, which such entities are referred to as the Key Holders, have agreed to vote in a certain way on certain matters, including with respect to the election of our directors. All of our current directors were elected pursuant to the terms of this agreement. The Voting Agreement will terminate immediately prior to the completion of this offering.

Second Amended and Restated Right of First Refusal and Co-Sale Agreement

We are party to a second amended and restated right of first refusal and co-sale agreement, effective as of June 12, 2020, or the ROFR Agreement, with the holders of our redeemable convertible preferred stock and certain other holders of our capital stock, pursuant to which we have a right of first refusal on certain transfers of our shares by the Key Holders, holders of our redeemable convertible preferred stock have a secondary right of first refusal on such transfers, and such redeemable convertible preferred stock holders have a right of co-sale in respect of such transfers. The ROFR will terminate upon the completion of this offering. See “Description of Capital Stock—Registration Rights.”

Takeda Collaboration Agreement

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Collaboration and License Agreements—Takeda Collaboration Agreement” for information regarding our Collaboration Agreement with Takeda.

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive Compensation—Employment Agreements.”

Director Compensation

See “Executive Compensation—Director Compensation” for information regarding compensation of our directors.

Indemnification Agreements

In connection with this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our Board to the maximum extent allowed under Delaware law.

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the sections entitled “Executive Compensation” and “Management—Director Compensation.”

Related Party Transaction Policy

Prior to this offering, we did not have a formal policy regarding approval of transactions with related parties. To date, all transactions with related parties have been approved by the directors not interested in the transaction pursuant to Section 144(a)(1) of the Delaware General Corporation Law. We will adopt a related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy became effective upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $100,000. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons. Transactions involving compensation for services provided to us as an employee or director, among other limited exceptions, are deemed to have standing pre-approval by the Audit Committee but may be specifically reviewed if appropriate in light of the facts and circumstances.

Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to our Audit Committee for review, consideration and approval or ratification. The presentation must include a description of, among other matters, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related party transactions, our Audit Committee will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related party transaction, our Audit Committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our Audit Committee determines in the good faith exercise of its discretion.

The transactions described below were consummated prior to our adoption of the formal, written policy described above, and, accordingly, the foregoing policies and procedures were not followed with respect to these transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arms-length transactions at such time.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the material terms of our capital stock, as well as other material terms of our second amended and restated certificate of incorporation and amended bylaws, as each will be in effect immediately prior to the completion of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which will be filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part.

Upon the filing of our second amended and restated certificate of incorporation and the consummation of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of “blank check” preferred stock, $0.0001 par value per share.

As of October 2, 2020, after giving effect to the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock into an aggregate of 20,300,253 shares of our common stock upon the closing of this offering, there would have been 28,079,533 shares of common stock issued and outstanding, held of record by 169 stockholders.

Common Stock

Our second amended and restated certificate of incorporation will authorize the issuance of up to 300,000,000 shares of our common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable, and the shares of our common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, and our second amended and restated certificate of incorporation will not provide for cumulative voting in the election of directors. The holders of our common stock will receive ratably any dividends declared by our Board out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities.

Preferred Stock

As of October 2, 2020, there were 2,963,554 shares of our redeemable convertible preferred stock outstanding, which will convert into 20,300,253 shares of our common stock upon the closing of this offering.

Upon completion of this offering, all of our previously outstanding shares of redeemable convertible preferred stock will have been converted into shares of our common stock and we will have no shares of redeemable convertible preferred stock outstanding. Under the terms of our certificate of incorporation, our Board will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

We are party to the IRA which provides that the holders of 21,942,026 shares of our common stock, including those issuable upon the conversion of redeemable convertible preferred stock, have certain registration rights described below. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable holders to sell these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all expenses related to any demand, piggyback, or Form S-3 registration described below, with the exception of underwriting discounts and commissions.

The registration rights described below will expire upon the earliest to occur of: (i) five years after the completion of this offering or (ii) with respect to any particular holder, at the time that such holder can sell all its registrable securities under Rule 144 or another similar exemption under the Securities Act without limitation during a three-month period without registration.

Demand Registration Rights

The holders of registrable securities are entitled to certain demand registration rights. At any time after the earlier of (i) five years after the date of the IRA or (ii) 180 days following the effective date of the registration statement of which this prospectus forms a part, (x) holders who are major investors and hold a majority of the registrable securities then outstanding and held by major investors or (y) holders who are major investors and hold at least 70% of the registrable securities then outstanding may request that we register all or a portion of their registrable securities.

Piggyback Registration Rights

Subject to certain specified exceptions, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares having registration rights are entitled to written notice and certain “piggyback” registration rights allowing them to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, in their sole discretion, to limit the number of shares included in any such offering under certain circumstances, but not below 30% of the total amount of securities included in such offering, unless (i) such offering is the initial public offering or (ii) any registrable securities which are not key holder registerable securities be excluded from such underwriting unless all key holder registrable securities are first excluded from such offering.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions, (x) holders who hold are major investors and hold a majority of the registrable securities then outstanding and held by major investors or (y) holders who are major Investors and hold at least 70% of the registrable securities then outstanding may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of the underwriters’ discounts and commissions, is at least $5,000,000. We will prepare and file the Form S-3 registration as requested, unless, in the good faith judgment of our Board, such registration would be seriously detrimental to the company and its stockholders and filing should be deferred. We may defer only once in any 12-month period, and such deferral shall not exceed 90 days after receipt of the request. In addition, we are not obligated to prepare or file any of these registration statements (i) within 90 days after the effective date of a registration statement pursuant to demand or piggyback registration rights or (ii) if two of these registrations have been completed within any 12-month period.

Anti-Takeover Effects of Our Second Amended and Restated Certificate of Incorporation, Amended Bylaws and Delaware Law

Our second amended and restated certificate of incorporation and our amended bylaws, each to be in effect immediately prior to the completion of this offering, will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts.

•

Issuance of undesignated preferred stock: Under our second amended and restated certificate of incorporation, our Board will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•

Classified board: Our second amended and restated certificate of incorporation will establish a classified Board consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of our Board.

•

Election and removal of directors and board vacancies: Our second amended and restated certificate of incorporation will provide that directors will be elected by a plurality vote. Our second amended and restated certificate of incorporation and amended bylaws will also provide that our Board has the right to increase or decrease the size of the Board and to fill vacancies on the Board. Directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Only our Board is authorized to fill vacant directorships. In addition the number of directors constituting our Board may be set only by resolution adopted by a majority vote of the directors then in office. These provisions prevent stockholders from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees.

•

Requirements for advance notification of stockholder nominations and proposals: Our amended bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.

•

No written consent of stockholders: Our second amended and restated certificate of incorporation will provide that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

•

No stockholder ability to call special meetings: Our second amended and restated certificate of incorporation and amended bylaws will provide that only our Board may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

•

Amendments to certificate of incorporation and bylaws: Any amendment to our second amended and restated certificate of incorporation will be required to be approved by a majority of our Board as well as, if required by law or the our second amended and restated certificate of incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to Board classification, stockholder action, certificate amendments, and liability of directors must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our amended bylaws will be required to be approved by either a majority of our Board or not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class.

These provisions are designed to enhance the likelihood of continued stability in the composition of our Board and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of our company and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Delaware General Corporation Law Section 203

As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of us.

Exclusive Forum Selection Clause

Our second amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum to the fullest extent permitted by law for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (3) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law; (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws; or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our second amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers. Although our amended and restated certificate of incorporation contains the choice of forum provisions described above, it is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC will serve as the transfer agent and registrar for our common stock.

Listing

Our common stock has been approved for listing on The Nasdaq Global Select Market, subject to notice of issuance, under the symbol “STTK.”

SHARES ELIGIBLE FOR FUTURE SALE

Before the closing of this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering and assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 20,300,253 shares of common stock, we will have an aggregate of 39,961,885 shares of common stock outstanding (or 41,744,237 shares if the underwriters exercise in full their option to purchase additional shares). Of these shares, all of the common stock sold in this offering, plus any shares sold on exercise of the underwriters’ option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 399,618 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2020 Plan and our ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the closing of this offering, have agreed with the underwriters that, until 180 days after the date of the underwriting agreement related to this offering, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Cowen and Company, LLC, and Evercore Group L.L.C., directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of our shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise. These agreements are described in “Underwriting.” Citigroup Global Markets Inc., Cowen and Company, LLC, and Evercore Group L.L.C. may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

Registration Rights

Upon the closing of this offering, pursuant to our second amended and restated investors’ rights agreement, the holders of 21,942,026 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act, subject to the terms of the lock-up agreements described under “—Lock-Up Arrangements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including without limitation the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

If we make distributions of cash or other property on our common stock, those distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of such distributions exceed our current and accumulated earnings and profits, such excess will generally constitute a tax-free return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the applicable withholding agent with documentation required to claim benefits under such tax treaty (generally, a valid IRS Form W-8BEN or W-8BEN-E or a suitable successor or substitute form)). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding U.S. federal withholding tax on distributions, including their eligibility for benefits under any applicable income tax treaties and the availability of a refund on any excess U.S. federal tax withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will generally be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a suitable successor or substitute form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

However, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The foregoing discussion is subject to the discussion below under “Additional Withholding Tax on Payments Made to Foreign Accounts” and “Information Reporting and Backup Withholding.”

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act, or FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” on an “established securities market” (as such terms are defined by applicable Treasury Regulations), and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the 5-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are determined to be a USRPHC and the foregoing exception does not apply, the Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a

U.S. person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP, or other applicable IRS form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (i) the foreign financial institution undertakes certain diligence, reporting and withholding obligations; (ii) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Withholding with respect to gross proceeds from the disposition of property such as our common stock was previously scheduled to begin on January 1, 2019, however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. There can be no assurance that final Treasury regulations would provide an exemption from withholding taxes under FATCA for gross proceeds.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc., Cowen and Company, LLC, and Evercore Group L.L.C. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	4,574,706
Cowen and Company, LLC	3,624,117
Evercore Group L.L.C.	3,089,412
Needham and Company, LLC	594,117

Total	11,882,352

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.714 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,782,352 additional shares at the public offering price less underwriting discounts and commissions. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, and our other stockholders and optionholders have agreed that, subject to certain specified exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Cowen and Company, LLC, and Evercore Group L.L.C., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc., Cowen and Company, LLC, and Evercore Group L.L.C. in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to 2% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “STTK.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Shattuck Labs, Inc.
	No Exercise	Full Exercise
Per share	$1.19	$1.19
Total	$14,139,999	$16,260,998

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions payable by us, will be approximately $2.2 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares.

They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area and United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom that has implemented the Prospectus Directive (each, a relevant state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that relevant state by any measure implementing the Prospectus Directive in that relevant state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant state) and includes any relevant implementing measure in the relevant state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the shares will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The financial statements of Shattuck Labs, Inc. as of December 31, 2018 and December 31, 2019, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we have become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

SHATTUCK LABS, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Shattuck Labs, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Shattuck Labs, Inc. (the Company) as of December 31, 2019 and 2018, the related statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Austin, Texas

May 4, 2020, except for Note 14 as to which the date is October 5, 2020

SHATTUCK LABS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$31,644	$7,013
Short-term investments	28,732	32,074
Prepaid expenses and other current assets	5,258	3,355

Total current assets	65,634	42,442

Property and equipment, net	2,504	2,437
Other assets	23	90

Total assets	$68,161	$44,969

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,048	$3,051
Accrued expenses	1,760	4,039
Deferred revenue — related party	17,044	12,894

Total current liabilities	20,852	19,984

Deferred revenue, net of current portion	8,387	9,571
Deferred rent	939	898

Total liabilities	30,178	30,453
Commitments and contingencies (Note 7)
Series A redeemable convertible preferred stock; $0.0001 par value: 1,126,000 shares authorized, 1,093,019 issued and outstanding as of December 31, 2018 and 2019; liquidation value of $68,286 as of December 31, 2019	49,064	49,064
Stockholders’ deficit:
Common stock; $0.0001 par value: 10,000,000 shares authorized, 7,548,035 and 7,632,777 shares issued and 7,495,988 and 7,600,877 shares outstanding at December 31, 2018 and 2019, respectively	1	1
Additional paid-in capital	426	887
Accumulated other comprehensive income	—	54
Accumulated deficit	(11,508)	(35,490)

Total stockholders’ deficit	(11,081)	(34,548)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$68,161	$44,969

See accompanying notes to financial statements

SHATTUCK LABS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2018	2019
Collaboration revenue — related party	$22,442	$9,887
Operating expenses:
Research and development	24,807	29,218
General and administrative	3,783	5,736

Expense from operations	28,590	34,954

Loss from operations	(6,148)	(25,067)
Other income (expense):
Interest income	966	1,184
Interest expense	(2,631)	—
Gain on extinguishment of notes payable	782	—
Other	(357)	(99)

Total other income (expense)	(1,240)	1,085

Net loss	$(7,388)	$(23,982)

Other comprehensive income (loss):
Unrealized gains on investments	—	54

Comprehensive loss	$(7,388)	$(23,928)

Net loss per share—basic and diluted	$(1.00)	$(3.17)

Weighted average shares outstanding—basic and diluted	7,411,251	7,556,812

Pro forma net loss per share—basic and diluted (unaudited)		$(1.59)

Pro forma weighted average shares outstanding—basic and diluted (unaudited)		15,043,965

See accompanying notes to financial statements

SHATTUCK LABS, INC.

STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series A Redeemable Convertible Preferred		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	—	$—	7,278,809	$1	$1	$—	$(4,120)	$(4,118)
Sale of Series A redeemable convertible preferred stock, net of issuance costs	565,010	35,145	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock upon conversion of notes payable	528,009	13,919	—	—	—	—	—	—
Exercise of stock options	—	—	188,639	—	—	—	—	—
Vesting of common stock previously subject to vesting requirements	—	—	28,540	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	425	—	—	425
Net loss	—	—	—	—	—	—	(7,388)	(7,388)

Balance at December 31, 2018	1,093,019	$49,064	7,495,988	$1	$426	$—	$(11,508)	$(11,081)
Exercise of stock options	—	—	84,741	—	—	—	—	—
Vesting of common stock previously subject to vesting requirements	—	—	20,148	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	461	—	—	461
Unrealized gain on investments	—	—	—	—	—	54	—	54
Net loss	—	—		—	—	—	(23,982)	(23,982)

Balance at December 31, 2019	1,093,019	$49,064	7,600,877	$1	$887	$54	$(35,490)	$(34,548)

See accompanying notes to financial statements

SHATTUCK LABS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2018	2019
Cash flows from operating activities:
Net loss	$(7,388)	$(23,982)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	255	537
Stock based compensation	425	461
Amortization of investments	—	(166)
Deferred rent	74	(41)
Noncash interest	2,631	—
Change in value of the derivative instrument	378	—
Gain on extinguishment of notes	(782)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(4,546)	1,903
Accounts payable	1,123	1,003
Accrued expenses	1,442	2,276
Deferred revenue—related party	(515)	(2,966)

Net cash used in operating activities	(6,903)	(20,975)

Cash flows from investing activities:
Purchases of property and equipment	(1,178)	(470)
Purchases of short-term investments	(28,732)	(44,270)
Sale and maturities of short-term investments	—	41,148
Other	(15)	—

Net cash used for investing activities	(29,925)	(3,592)

Cash flows from financing activities:
Payments for offering costs	(152)	(64)
Proceeds from sale of preferred stock	35,297	—

Net cash (used in) provided by financing activities	35,145	(64)

Net decrease in cash and cash equivalents	(1,683)	(24,631)
Cash and cash equivalents, beginning of period	33,327	31,644

Cash and cash equivalents, end of period	$31,644	$7,013

Supplemental disclosures of noncash financial activities:
Conversion of notes payable into Series A redeemable convertible preferred stock	$13,919	$—

Unrealized gain on short-term investments	$—	$54

Accrued offering costs	$—	$3

See accompanying notes to financial statements

SHATTUCK LABS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and description of business

Shattuck Labs, Inc. (the “Company”) was incorporated in 2016 in the State of Delaware and is a clinical-stage biopharmaceutical company developing its Agonist Redirected Checkpoint (“ARC”™) platform, a novel class of biologic medicines capable of multifunctional activity with potential applications in oncology and autoimmune diseases. Using its proprietary ARC™ platform, the Company is building a pipeline of therapeutics, initially focused on the treatment of solid tumors and hematologic malignancies. The Company’s lead molecule, SL-279252, is a novel therapeutic derived from the ARC™ platform and its first molecule to begin clinical trials. In addition, the Company has several molecules in preclinical development.

Liquidity

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $35.5 million as of December 31, 2019. The Company anticipates incurring additional losses and negative cash flows from operations until such time, if ever, that it can generate significant sales of its product candidates currently in development, and is highly dependent on its ability to find additional sources of funding in the form of licensing of its technology, collaboration agreements, and/or debt and equity financing. The Company’s ability to fund its planned clinical operations, research and development, and commercialization of its product candidates is expected to depend on the amount and timing of cash receipts from these funding sources. Adequate additional funding may not be available to the Company on acceptable terms or at all. The failure to raise funds as and when needed could have a negative impact on the Company’s financial condition and ability to pursue its business strategies. Management believes that the Company’s cash and cash equivalents and short-term investments of $39.1 million as of December 31, 2019, net proceeds of $34.5 million from the Series B redeemable convertible preferred stock offering and $11.3 million in payments from an amended collaboration agreement with Millennium Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), in the first four months of 2020 are sufficient to fund the projected operations of the Company through at least the fourth quarter of 2021.

2. Basis of presentation and summary of significant accounting policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, the accrual of research and development expenses, and the valuation of stock-based awards, and derivative instruments. Estimates are periodically reviewed in-light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from management’s estimates.

Unaudited Pro Forma Financial Information

Immediately prior to the closing of a qualified initial public offering (“IPO”), all of the Company’s outstanding redeemable convertible preferred stock will automatically convert into 20,300,253 shares of common stock. In the accompanying statements of operations and comprehensive loss, unaudited pro forma basic and diluted net loss per share of common stock has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if they had been converted at the later of the beginning of the reporting period or the issuance date of the redeemable convertible preferred stock. The shares of the Company’s common stock expected to be issued, and the related net proceeds expected to be received, in connection with the planned IPO are excluded from such pro forma information.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment.

Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company’s financial instruments, including accounts payable, approximate fair value due to the short-term nature of those instruments. Short-term investments are recorded at their estimated fair value.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents, and short-term investments. The Company maintains its cash and cash equivalents at one accredited financial institution in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company invests in only highly rated debt securities that management believes protects the Company from risk of default and impairment of value.

All of the Company’s revenue is derived from its collaboration agreement with Takeda.

The Company is highly dependent on a third-party manufacturer to supply drug products for its research and development activities of its programs, including clinical and non-clinical studies. These programs could be adversely affected by a significant interruption in the supply of such drug products.

The Company is highly dependent on a contract research organization (“CRO”) to manage its clinical trials. These programs could be adversely affected by a significant disruption in services provided by the CRO.

Cash Equivalents

The Company considers all demand deposits with financial institutions and all highly liquid investments with maturities of ninety days or less at the date of purchase to be cash and cash equivalents. Cash equivalents consists of $5.2 million in short-term government obligations, $25.3 million in a money market fund and $1.1 million in operating accounts as of December 31, 2018 and $6.5 million held in a money market fund and $0.5 million in an operating account at December 31, 2019, and are carried at fair value of the investment based on quoted market prices.

Short-Term Investments

Short-term investments consist of debt securities with a maturity of greater than three months when acquired. The Company classifies its short-term investments at the time of purchase as available-for-sale securities. Available-for-sale securities are carried at fair value. Unrealized gains and losses on available-for-sale securities are reported in accumulated other comprehensive income, a component of stockholders’ deficit, until realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets include prepaid expenses for general business purposes and supplies, materials, and services used in several research projects, which are stated at cost and amortized on a straight-line basis over the related period of benefit. Supplies and materials have multiple applications for alternative future use and are expensed as they are consumed.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of the asset. Expenditures for repairs and maintenance that do not extend the estimated useful life or improve an asset are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of assets disposed of are removed from the accounts, and any resulting gain or loss is included in the statement of operations and comprehensive loss.

Depreciation and amortization periods are as follows:

Office equipment	3 years
Furniture and fixtures	5 to 10 years
Lab equipment	5 years
Leasehold improvements	Shorter of lease term or 15 years

Impairment of Long-Lived Assets

Long-lived assets are reviewed for indications of possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the future undiscounted cash flows attributable to these assets. An impairment loss is recognized to the extent an asset group is not recoverable, and the carrying amount exceeds the projected discounted future cash flows arising from these assets. There were no impairments of long-lived assets for the years ended December 31, 2018 and 2019.

Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs will be recorded as a reduction of additional paid-in capital generated as a result of the offering. Should the equity financing no longer be considered probable of being consummated, all deferred offering costs would be charged to operating expenses in the statement of operations and comprehensive loss. Deferred offering costs were $0.0 million and $0.1 million at December 31, 2018 and 2019, respectively.

Deferred Rent

The Company entered into a lease agreement for its facilities. The lease is classified as an operating lease. The Company records rent expense on a straight-line basis over the term of the lease and, accordingly records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Incentives granted under the Company’s facilities leases, including allowances to fund leasehold improvements, are deferred and recognized as adjustments to rental expense on a straight-line basis over the term of the lease.

Series A Redeemable Convertible Preferred Stock

The Company’s Series A redeemable convertible preferred stock (“Preferred Stock”) allows the holders to redeem their shares upon a change in control in the Company. As a result, the Company classifies its Preferred

Stock as mezzanine equity. The Company charges specific incremental issuance costs incurred in the offering of Preferred Stock against the gross proceeds of the Preferred Stock.

Revenue Recognition

Collaboration revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Arrangements with collaborators may include licenses to intellectual property, research and development services, manufacturing services for clinical and commercial supply, and participation on joint steering committees. The Company evaluates the promised goods or services in the contract to determine which promises, or group of promises, represent performance obligations. In contemplation of whether a promised good or service meets the criteria required of a performance obligation, the Company considers the stage of development of the underlying intellectual property, the capabilities and expertise of the customer relative to the underlying intellectual property, and whether the promised goods or services are integral to or dependent on other promises in the contract. When accounting for an arrangement that contains multiple performance obligations, the Company must develop judgmental assumptions, which may include market conditions, reimbursement rates for personnel costs, development timelines and probabilities of regulatory success to determine the stand-alone selling price for each performance obligation identified in the contract.

When the Company concludes that a contract should be accounted for as a combined performance obligation and recognized over time, the Company must then determine the period over which revenue should be recognized and the method by which to measure revenue. The Company generally recognizes revenue using a cost-based input method.

The Company recognizes collaboration revenue when its customer or collaborator obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, it performs the following five steps:

i.	identify the contract(s) with a customer;

ii.	identify the performance obligations in the contract;

iii.	determine the transaction price;

iv.	allocate the transaction price to the performance obligations within the contract; and

v.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company only applies the five-step model to contracts when it determines that it is probable it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within the contract to determine whether each promised good or service is a performance obligation. The promised goods or services in the Company’s arrangements typically consist of a license to the Company’s intellectual property and research, development and manufacturing services. The Company may provide options to additional items in such arrangements, which are accounted for as separate contracts when the customer elects to exercise such options, unless the option provides a material right to the customer. Performance obligations are promises in a contract to transfer a distinct good or service to the customer that (i) the customer can benefit from on its own or together with other readily available resources, and (ii) is separately identifiable from other promises in the contract. Goods or services that are not individually distinct performance obligations are combined with other promised goods or services until such combined group of promises meet the requirements of a performance obligation.

The Company determines transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable, or a combination of both. At contract inception for arrangements that include variable consideration, the Company estimates the probability and extent of consideration it expects to receive under the contract utilizing either the most likely amount method or expected amount method, whichever best estimates the amount expected to be received. The Company then considers any constraints on the variable consideration and includes in the transaction price variable consideration to the extent it is deemed probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company then allocates the transaction price to each performance obligation based on the relative standalone selling price and recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) control is transferred to the customer and the performance obligation is satisfied. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

The Company records amounts as accounts receivable when the right to consideration is deemed unconditional. When consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, a contract liability is recorded as deferred revenue.

Amounts received prior to satisfying the revenue recognition criteria are recognized as deferred revenue in the Company’s accompanying balance sheet. Deferred revenues expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current liability. Deferred revenues not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as noncurrent liabilities.

The Company’s collaboration revenue arrangements may include the following:

Up-front License Fees: If a license is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from nonrefundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments: At the inception of an agreement that includes research and development milestone payments, the Company evaluates each milestone to determine when and how much of the milestone to include in the transaction price. The Company first estimates the amount of the milestone payment that the Company could receive using either the expected value or the most likely amount approach. The Company primarily uses the most likely amount approach as that approach is generally most predictive for milestone payments with a binary outcome. Then, the Company considers whether any portion of that estimated amount is subject to the variable consideration constraint (that is, whether it is probable that a significant reversal of cumulative revenue would not occur upon resolution of the uncertainty.) The Company updates the estimate of variable consideration included in the transaction price at each reporting date which includes updating the assessment of the likely amount of consideration and the application of the constraint to reflect current facts and circumstances.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any revenue related to sales-based royalties or milestone payments based on the level of sales.

To date, the Company has not granted a development and commercialization license nor recognized any revenue related to licenses, sales-based royalties or milestone payments based on the level of sale.

Research and Development Services: The Company will record costs associated with development activities as research and development expenses in the statement of operations and comprehensive loss consistent with ASC 730, Research and Development. The Company considered the guidance in ASC 808, Collaborative Agreements and will recognize the payments received from these agreements as revenue when the related costs are incurred.

Research and Development Costs

Research and development cost are expensed as incurred, and include salaries, stock-based compensation and other personnel-related costs, equipment and supplies, preclinical studies, clinical trials, and manufacturing development activities.

A substantial portion of the Company’s ongoing research and development activities are conducted by third-party service providers, including contract research and manufacturing organizations. The Company accrues for expenses resulting from obligations under agreements with CROs, contract manufacturing organizations (“CMOs”), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgements and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be amortized as the contracted services are performed. As actual costs become known, the Company adjusts its accruals. Inputs, such as the services performed, the number of patients enrolled, or the study duration, may vary from the Company’s estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations.

Stock-Based Compensation

The Company recognizes the grant-date fair value of stock-based awards issued to employees and nonemployee board members as compensation expense on a straight-line basis over the vesting period of the award while awards containing a performance condition are recognized as expense when the achievement of the performance criteria is considered probable. The Company uses the Black-Scholes option pricing model to determine the grant-date fair value of stock options. The Company adjusts expense for forfeitures in the periods they occur.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statements and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. Additionally, any changes in income tax laws are immediately recognized in the year of enactment.

A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. The deferred tax assets and liabilities are classified as noncurrent along with the related valuation allowance. Due to a lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on the technical merits, as the largest amount of benefits that is more likely than not to be realized upon the ultimate settlement. The Company’s policy is to recognize interest and penalties related to the unrecognized tax benefits as a component of income tax expense.

Net Loss Per Share

Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during each period. Diluted loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as redeemable convertible preferred stock, convertible notes, stock options and unvested shares of restricted stock, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	December 31,
	2018	2019
Redeemable convertible preferred stock as converted to common stock	7,487,151	7,487,151
Stock options	1,144,950	1,615,375
Unvested restricted stock	52,048	31,900

	8,684,149	9,134,426

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2019:

Numerator
Net loss used to compute pro forma net loss per share	$(23,982)
Denominator
Weighted average of shares outstanding	7,556,812
Pro forma adjustment to reflect the automatic conversion of all convertible preferred stock to common stock upon an initial public offering	7,487,151

Pro forma weighted average number of shares outstanding—basic and diluted	15,043,963

Pro forma net loss per share—basic and diluted	$(1.59)

Other Comprehensive Income

Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive loss is comprised of the net loss and unrealized gains on short-term investments.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASC 842”) which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. As the Company has elected to use the extended transition period for complying with new or revised accounting standards as available under the JOBS Act, the standard is effective for the Company beginning January 1, 2021, with early adoption permitted. The Company is currently evaluating the expected impact that the standard could have on its financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. ASU 2016-13 becomes effective for the Company during the first quarter of 2020. Early adoption is permitted. The Company is currently evaluating the expected impact that the standard could have on its financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (“ASC 718”) Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this update expand the scope of Topic 718 to include stock-based payment transactions for acquiring goods and services from nonemployees. Under this ASU, an entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of costs (i.e., the period of time over which stock-based payment awards vest and the pattern of cost recognition over that period). The Company early adopted this guidance effective January 1, 2019 and it did not have a material impact on the Company’s financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurements, (“ASC 820”) which changes the fair value measurement disclosure requirements of ASC 820, Fair Value Measurements and Disclosures. The goal of the ASU is to improve the effectiveness of ASC 820’s disclosure requirements. The standard is applicable to the Company for fiscal years beginning January 1, 2020, and interim periods within those years. The Company is currently evaluating the potential impact of the adoption of this standard on its related disclosures.

3. Fair Value of Financial Instruments

Fair value is defined as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. Fair value measurements are classified and disclosed in one of the following categories:

•	Level 1: Observable inputs such as quoted prices in active markets for identical assets the reporting entity has the ability to access as of the measurement date:

•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

Fair value measurements are classified based on the lowest level of input that is significant to the measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values stated below takes into account the market for its financial assets and liabilities, the associated credit risk and other factors as required. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

The Company’s short-term investment instruments and cash equivalents are classified using Level 1 inputs within the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. There were no changes in valuation techniques during the years ended December 31, 2018 and 2019.

At January 1, 2018, the Company had a derivative instrument related to a feature embedded in convertible debt. The convertible debt was converted to Preferred Stock in 2018 resulting in the termination of the derivative. The table presented below is a summary of changes in the fair value of the Company’s Level 3 valuation for the derivative instrument for the year ended December 31, 2018 (amounts in thousands):

Balance at January 1, 2018	$2,267
Change in fair value	378
Exchange of feature	(2,645)

Balance at December 31, 2018	$—

4. Short-Term Investments

The Company classifies its debt securities as short-term investments. Debt securities are comprised of highly liquid investments with minimum “A” rated securities and consist of U.S. Treasury, agency bonds and corporate entity commercial paper with maturities of more than three months but less than one year at the date of purchase. Debt securities as of December 31, 2019 have an average maturity of 0.40 years. The debt securities are reported at fair value with unrealized gains or losses recorded in accumulated other comprehensive gain in the balance sheets.

The following table represents the Company’s available for sale short-term investments by major security type (amounts in thousands):

	December 31, 2018
	Amortized Cost	Gross Unrealized Gain/(Loss)	Total Fair Value
Short-term investments:
Corporate securities	$8,930	$—	$8,930
U.S. government securities	19,802	—	19,802

Total short-term investments	$28,732	$—	$28,732

	December 31, 2019
	Amortized Cost	Gross Unrealized Gain/(Loss)	Total Fair Value
Short-term investments:
Corporate securities	$5,375	$(17)	$5,358
U.S. government securities	26,645	71	26,716

Total short-term investments	$32,020	$54	$32,074

5. Property and Equipment

Property and equipment consisted of the following (amounts in thousands):

	December 31,
	2018	2019
Office equipment	$47	$88
Furniture and fixtures	156	156
Lab equipment	1,580	1,982
Leasehold improvements	948	1,073
Construction in progress	125	—

	2,856	3,299
Accumulated depreciation and amortization	(352)	(862)

Property and equipment, net	$2,504	$2,437

Depreciation and amortization expense for the years ended December 31, 2018 and 2019 was $0.3 million and $0.5 million, respectively.

6. Accrued Expenses

Accrued expenses consisted of the following (amounts in thousands):

	December 31,
	2018	2019
Research contract costs	$950	$2,648
Compensation	777	966
Other	33	425

Accrued expenses	$1,760	$4,039

7. Commitments and Contingencies

Operating Leases

Future minimum payments, by year and in aggregate, under noncancelable operating leases consist of the following as of December 31, 2019 (amounts in thousands):

2020	$290
2021	298
2022	307
2023	317
2024	326
Thereafter	1,405

Total minimum lease payments	$2,943

The Company recognized rent expense of $0.3 million for each of the years ended December 31, 2018 and 2019.

Heat License Agreement

In June 2016, the Company entered into an Exclusive License Agreement (“Heat License Agreement”) with Heat Biologics Inc. (“Heat”). The Heat License Agreement was subsequently amended in November 2016,

December 2016, and March 2017. Pursuant to the Heat License Agreement, Heat granted to the Company a worldwide, sublicensable exclusive license to research, develop, manufacture, and commercialize products under three provisional patent applications, including all patents issuing from such applications, (“Fusion Protein Patent Rights”), and a worldwide, sublicensable nonexclusive license to research, develop, manufacture, and commercialize certain know how owned and controlled by Heat related to the Fusion Protein Patent Rights.

Under the Heat License Agreement, Heat was required to conduct certain research and development services under a mutually-agreed upon research and development plan and Heat was eligible to receive financial support from the Company for these efforts. Effective March 2017, Heat completed all research and development services under the Heat License Agreement and assigned to the Company three patent applications and all data derived from the research and development activities, referred to collectively as the Research Services Inventions. Pursuant to the terms of the Heat License Agreement, the Company is obligated to use commercially reasonable efforts to diligently research and develop at least one product covered by the Fusion Protein Patent Rights, including the obligation to file an IND application for such product. Our development efforts, including the development of SL-279252 and certain other ARC compounds, to date satisfy these obligations. In addition, the Company is to provide annual reports to Heat on or before the anniversary of the effective date of the Heat License Agreement to inform Heat of the Company’s progress.

Unless sooner terminated or extended, the term of the Heat License Agreement continues until the later of 20 years following the effective date, and the expiration of the last to expire royalty term. Either party may terminate the agreement due to a material breach by the other party (subject to a 90-day cure period) or if the other party files for bankruptcy. In the event the Company terminates the Heat License Agreement due to a material breach by Heat, Heat must assign to the Company all right, title, and interest in the patent rights licensed under the Heat License Agreement. In addition to an upfront payment of $50,000, the Heat License Agreement requires the Company to make further payments to Heat of up to $20.6 million in the aggregate, for the achievement of specified development, regulatory, and commercial sale milestones for certain licensed products. The Company is also required to pay Heat a percentage of certain upfront fees or other non-royalty payments that it receives that are not tied to milestone events under any sublicense of the Fusion Protein Patent Rights. The Company is also required to pay Heat a royalty on all worldwide net sales by the Company, its affiliates, and sublicenses of certain licensed products in the low single digits. Royalties are payable, on a product-by-product and country-by-country basis, commencing on the first commercial sale of such product and continuing until the last-to-expire valid patent claim to the licensed patent rights that cover such product in that country.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which the Company cannot reasonably predict future payment. The Company’s contractual obligations result primarily from obligations for various contract manufacturing organizations and clinical research organizations, which include potential payments the Company may be required to make under its agreements. The contracts also contain variable costs and milestones that are hard to predict as they are based on such things as patients enrolled and clinical trial sites. The timing of payments and actual amounts paid under contract manufacturing organization, or CMO, and CRO agreements may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations. Also, those agreements are cancelable upon written notice by the Company and, therefore, not long-term liabilities.

Defined Contribution Plan

The Company sponsors an employee retirement plan qualifying under Section 401(k) of the Internal Revenue Code for all eligible employees in the United States who are at least 21 years old. The Company made $0.1 million and $0.2 million in matching contributions to the plan for the years ended December 31, 2018 and 2019, respectively.

Litigation

From time to time, the Company may become involved in various legal actions arising in the ordinary course of business. As of December 31, 2019, management was not aware of any existing, pending, or threatened legal actions that would have a material impact on the financial position, results of operations, or cash flows of the Company.

8. Convertible Promissory Notes

In 2016 and 2017, the Company issued and amended several convertible promissory notes in exchange for aggregate proceeds of $10.5 million. The notes accrued simple interest of 6.0% per year and, if not converted, would have matured in July 2018 and March 2019. Upon the completion of a qualified financing event, the outstanding principal and interest related to certain notes automatically converted into the shares issued in connection with the financing event and at 80% of the subscription price while the outstanding principal and interest related to the remaining notes automatically converted at a fixed conversion price.

The Company completed a qualified financing in May 2018 and issued 528,009 shares of Preferred Stock in exchange for the outstanding principal and interest of $10.5 million and $0.8 million, respectively. During the year ended December 31, 2018, the Company recognized interest expense of $2.4 million in connection with the convertible promissory notes prior to their settlement upon conversion into Preferred Stock.

9. Preferred Stock

In May 2018, the Company sold 565,010 shares of Preferred Stock to investors for $62.475 per share for proceeds of $35.1 million net of issuance costs. Upon consummation of the sale of Preferred Stock, the outstanding principal and accrued interest associated with the convertible promissory notes were converted into 528,009 shares of Preferred Stock.

The following is a summary of the rights, preferences, and terms of the Preferred Stock:

Rank

The Preferred Stock ranks senior to common stock as to payment of dividends, distributions of assets upon a liquidation event, or otherwise.

Dividends

The holders of Preferred Stock are entitled to receive non-cumulative dividends, when and if declared by the Board, and in preference to any declaration or payment of any dividend on the Company’s common stock at the rate of $4.9980 per share. No dividends have been declared to date.

Voting Rights

Each share of Preferred Stock entitles the holder to one vote on all matters for which shares of common stock may vote.

Liquidation Preference

In the event of a liquidation, dissolution, or winding up of the Company, or in the event the Company merges with or is acquired by another entity, each holder of Preferred Stock has a liquidation preference of $62.475 per share plus any declared and unpaid dividends. In the event of a liquidation, dissolution or winding up of the Company the Preferred Stock holders can elect to either receive their liquidation preference or receive their pro-rata portion of the liquidation proceeds on an “as converted” basis.

Conversion

Each share of Preferred Stock is convertible into common stock at any time at the option of the holder at a conversion price then in effect and equal to one-for-6.85, subject to adjustment. All outstanding Preferred Stock will automatically convert into common stock at the conversion price then in effect upon a qualified initial public offering of common stock with a public offering price of at least $9.1205 per share and aggregate gross proceeds of at least $50.0 million. All shares of Preferred Stock are convertible into common stock upon the affirmative election of the holders of at least a 55% of the outstanding shares of Preferred Stock.

Redemption

The Company’s Series A redeemable convertible preferred stock allows the holders to redeem their shares upon a change in control in the Company. As a result, the Company classifies its Series A redeemable convertible preferred stock as mezzanine equity. The Company charges specific incremental issuance costs incurred in the offering of Series A redeemable convertible preferred stock against the gross proceeds of the Series A redeemable convertible preferred stock.

10. Collaboration Agreement—Related Party

In August 2017, the Company entered into a Collaboration Agreement with Takeda related to the development of certain ARC molecules, as amended in April 2018, October 2018 and March 2020, (the “Collaboration Agreement”). Under the Collaboration Agreement, the Company is responsible to use commercially reasonable efforts to further research and development of six molecules. At the end of the development term Takeda may elect (on a molecule-by-molecule basis) to license exclusively and obtain exclusive rights to undertake further clinical development and commercialization of up to four molecules. Additionally, Takeda was granted a right of first negotiation (“ROFN”) to enter into licenses for each molecule within a specified class of ARC molecules.

The Company received payments of $35.0 million, $21.0 million, and $8.5 million in the years ended December 31, 2017, 2018 and 2019, respectively and we have recognized total revenue of $42.0 million through December 31, 2019 under the Collaboration Agreement. The Company assessed this arrangement in accordance with ASC 606 and concluded that the Collaboration Agreement had four distinct performance obligations representing the combination of research and development services and participation in a joint development committee associated with the six molecules. The Company also concluded that, since the option for the exclusive license is deemed to be at fair value that the option does not provide the customer with a material right; and should be accounted for if and when the option is exercised. Finally the Company noted that the ROFN does not guarantee that Takeda can negotiate a license for molecules at prices that are below their respective standalone selling prices and further noted that if Takeda exercises the ROFN, the license fee will be negotiated at standalone selling price for each molecule.

The Company recognizes revenue for the allocated upfront payments using a cost-based input measure. In applying the cost-based input method of revenue recognition, the Company used actual costs incurred relative to budgeted costs expected to be incurred for the combined performance obligation. Revenue is recognized based on actual costs incurred as a percentage of total budgeted costs as the Company completes its performance obligation over the estimated service period. The Company recognizes revenue related to the reimbursable cost as they are incurred.

11. Stock-Based Compensation

In 2016, the Company adopted and subsequently amended the 2016 Stock Incentive Plan (the “Plan”). The total number of shares authorized under the Plan as of December 31, 2019 was 2,656,957 and 258,751 shares are available for future grants as of December 31, 2019. The Plan permits the granting of options and restricted stock. The terms of the agreements are determined by the Company’s Board of Directors. The Company’s awards vest based on the terms in the agreements and generally vest over four years and have a term of 10 years.

The Company measures employee and nonemployee stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. The Company recorded stock-based compensation expense in the following expense categories of its accompanying statements of operations and comprehensive loss (amounts in thousands):

	Year Ended December 31,
	2018	2019
Research and development	$128	$217
General and administrative	297	244

	$425	$461

The following table summarizes option activity under the Stock Plan:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Outstanding at January 1, 2019	1,144,950	2.14	8.49
Granted	563,755	3.14
Exercised	(84,741)	0.01
Forfeited	(8,589)	2.95

Outstanding at December 31, 2019	1,615,375	2.60	8.95

Exercisable at the end of the period	579,976	$2.40	8.62

Vested and expected to vest	1,584,744	$2.59	8.94

Options granted during the year ended December 31, 2018 and 2019 had weighted-average grant-date fair values of $0.72 and $1.87 per share, respectively. As of December 31, 2019, the unrecognized compensation cost was $1.5 million and will be recognized over an estimated weighted-average amortization period of 2.91 years. The aggregate intrinsic value of options exercised as of December 31, 2018 and 2019 was $0.3 million and $0.4 million, respectively. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2019 was $0.4 million.

The fair value of each option is estimated on the date of grant using a Black-Scholes option pricing model which takes into account inputs such as the exercise price, the estimated fair value of the underlying common stock at grant date, expected term, expected stock price volatility, risk-free interest rate, and dividend yield. The fair value of stock options during the years ended December 31, 2018 and 2019 was determined using the methods and assumptions discussed below.

•

The expected term of employee stock options with service-based vesting is determined using the “simplified” method, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.

•	The expected stock price volatility is based on historical volatilities of comparable public entities within the Company’s industry.

•	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the expected term.

•	The expected dividend yield is 0% because the Company has not historically paid, and does not expect, for the foreseeable future, to pay a dividend on its common stock.

•

As the Company’s common stock has not been publicly traded, its Board of Directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm.

The grant date fair value of each option grant was estimated throughout the year using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	Year Ended December 31,
	2018	2019
Expected term - years	5.70	5.96
Expected volatility	59.6%	64.9%
Risk-free interest rate	2.9%	1.8%
Expected dividends	—	—
Fair value of common stock	$18.99	$21.49

For accounting purposes, the restricted shares are considered the issuance of options as opposed to the sale of stock and as such, the Company has recognized compensation expense for these awards. Twenty-five percent of the shares became immediately vested and the remaining shares vest monthly over 36 months so long as the executive remains employed by or provides service to the Company. In the event the grantee ceases to provide service, the Company has the option to repurchase any or all of the unvested shares at the original issuance price.

The following table summarizes the activity relating to these shares:

Awards
Balance at January 1, 2018	80,590
Vested	(28,542)

Outstanding at December 31, 2018	52,048
Vested	(20,148)

Outstanding at December 31, 2019	31,900

12. Income Taxes

The Company recorded no federal provision for income taxes as of December 31, 2018 and 2019 due to reported net losses since inception. A reconciliation of the expected income tax expense (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2018 and 2019 (amounts in thousands):

	Year Ended December 31,
	2018	2019
Income tax benefit computed at federal statutory tax rate	$(1,552)	$(5,036)
State income taxes	(17)	—
Change in valuation allowance	1,806	5,650
Return to provision adjustments	—	(24)
General business credits	(800)	(672)
Other permanent differences	95	82
Disallowed interest expense	552	—
Mark to market on convertible debt	(84)	—

Income tax benefit	$—	$—

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2018 and 2019 are as follows (amounts in thousands):

	December 31,
	2018	2019
Deferred tax asset:
Net operating loss carryforwards	$851	$2,948
Accrued expenses and other	185	251
Stock compensation	—	25
Credit carryforwards	1,420	2,255
Deferred revenue	736	3,264

Gross deferred tax asset	3,192	8,743
Less valuation allowance	(2,919)	(8,569)

Net deferred tax asset	273	174
Deferred tax liability:
Depreciation and amortization	(259)	(158)
Prepaid expenses	(14)	(16)

Total deferred tax liability	(273)	(174)

Total net deferred tax asset	$—	$—

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of the deferred tax asset based on the Company’s lack of earnings history. The valuation allowance increased by $1.8 million and $5.7 million during the years ended December 31, 2018 and 2019, respectively, primarily due to continuing loss from operations, general business credit carryforwards, and deferred revenue.

As of December 31, 2018, and 2019, the Company had gross U.S. net operating loss carryforwards (“NOLs”) of $3.9 million and $14 million, respectively. As of December 31, 2018, and 2019, the Company had gross state net operating loss carryforwards of $0.2 million. As of December 31, 2018, and 2019, the Company had U.S. tax credit carryforwards of $1.4 million and $2.3 million, respectively. The net operating loss and tax credit carryforwards will begin to expire in 2036, if not utilized. The net operating loss and credit carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the net operating loss or credit carryforwards are utilized.

Section 382 of the Internal Revenue Code limits the utilization of U.S. NOLs following a change of control. After the 2018 financial statements were filed, the Company completed a Section 382 study from formation through December 31, 2018. Based on this study, approximately $0.6 million of the December 31, 2016 NOL carryforward and $0.1 million of the December 31, 2016 R&D credit carryforward expired unutilized. As such, the Company has written off these portions of the December 31, 2016 NOL carryforward and R&D credit carryforward with a corresponding reduction of the valuation allowance. The Company is in the process of completing a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes during the year ended December 31, 2019. The Company has not completed its Section 382 study for this period. To the extent that the Company has undergone an ownership change during the year ended December 31, 2019, the utilization of the NOL or R&D credit carryforwards will be subject to an annual limitation under Section 382 or 383 of the Internal Revenue Code, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. These limitations may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

As of December 31, 2018, and 2019, the Company had no unrecognized tax benefits. During the years ended December 31, 2019 and 2018, the Company had no interest and penalties related to income taxes. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact its effective tax rate.

The Company files income tax returns in the U.S. and state jurisdictions. The Company is subject to examination by taxing authorities in its significant jurisdictions for the 2016, 2017, and 2018 tax years. There are currently no federal or state income tax audits in progress.

13. Related Party

Takeda has a seat on the Company’s Board of Directors and held an approximate 14% ownership interest in the Company’s outstanding shares as of December 31, 2019. As a result, all revenue, accounts receivable and deferred revenue related to the Collaboration Agreement represented related party transactions.

14. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through May 4, 2020, the date at which the financial statements were available to be issued, and there are no other items requiring disclosure except for the following:

Series B Redeemable Convertible Preferred Stock

In the first quarter of 2020, the Company sold 550,571 shares of Series B redeemable convertible preferred stock for $62.88051 per share for proceeds of $34.5 million, net of issuance costs.

Coronavirus Pandemic

On March 10, 2020 World Health Organization characterized the novel COVID-19 virus as a global pandemic. There is significant uncertainty as to the likely effects of this disease which may, among other things, materially impact the Company’s planned clinical trials. This pandemic or outbreak could result in difficulty securing clinical trial site locations, CROs, and/or trial monitors and other critical vendors and consultants supporting the trial. In addition, outbreaks or the perception of an outbreak near a clinical trial site location could impact the Company’s ability to enroll patients. These situations, or others associated with COVID-19, could cause delays in the Company’s clinical trial plans and could increase expected costs, all of which could have a material adverse effect on the Company’s business and its financial condition. At the current time, the Company is unable to quantify the potential effects of this pandemic on its future operations.

On March 27, 2020 the Coronavirus Aid, Relief and Economic Security Act was signed into law. The Company evaluated the key provisions of the Act and determined that there is no accounting impact resulting from its effectiveness.

Third Amendment to the Takeda Collaboration Agreement

On March 31, 2020, the Company entered into a third amendment to their Collaboration Agreement with Takeda which will provide for an up-front non-refundable payment from Takeda of $11.3 million and expense reimbursement to fund continued research on a specific molecule.

Stock Split

In September 2020, the Board of Directors and the stockholders of the Company approved a 6.85-for-1 stock split of the Company’s outstanding common stock and adjusted the conversion ratio of the Company’s preferred stock accordingly. The forward stock split was effective as of October 1, 2020. All common stock, preferred stock, and per share information has been retroactively adjusted to give effect to this forward stock split and the adjusted conversion ratios for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately increased and the respective per share value and exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. There were no changes in the par values of the Company’s common stock and preferred stock as a result of the forward stock split.

SHATTUCK LABS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2019	June 30, 2020	June 30, 2020 Pro Forma
		(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$7,013	$131,044	$131,044
Short-term investments	32,074	16,490	16,490
Prepaid expenses and other current assets	3,355	5,246	5,246

Total current assets	42,442	152,780	152,780
Property and equipment, net	2,437	2,572	2,572
Other assets	90	192	192

Total assets	$44,969	$155,544	$155,544

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$3,051	$1,104	$1,104
Accrued expenses	4,039	5,571	5,571
Deferred revenue – related party	12,894	7,823	7,823

Total current liabilities	19,984	14,498	14,498
Deferred revenue – related party net of current portion	9,571	21,106	21,106
Deferred rent	898	860	860

Total liabilities	30,453	36,464	36,464
Commitments and contingencies (Note 5)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value: 1,093,019 shares authorized, issued, and outstanding as of December 31, 2019 and June 30, 2020 (liquidation value of $68,286 as of June 30, 2020) (actual); no shares authorized, issued, or outstanding at June 30, 2020 (pro forma)	49,064	49,064	—
Series B redeemable convertible preferred stock, $0.0001 par value: 550,571 shares authorized, none and 550,571 issued and outstanding as of December 31, 2019 and June 30, 2020, respectively (liquidation value of $34,620 as of June 30, 2020) (actual); no shares authorized, issued, or outstanding at June 30, 2020 (pro forma)	—	34,427	—
Series B-1 redeemable convertible preferred stock, $0.0001 par value: 1,319,964 shares authorized, none and 1,319,964 issued and outstanding as of December 31, 2019 and June 30, 2020, respectively (liquidation value of $83,000 as of June 30, 2020) (actual); no shares authorized, issued, or outstanding at June 30, 2020 (pro forma)	—	82,618	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 10,000,000 shares authorized; 7,632,777 and 7,681,021 shares issued and 7,600,877 and 7,659,195 shares outstanding at December 31, 2019 and June 30, 2020, respectively (actual); 300,000,000 shares authorized and 27,959,448 shares outstanding at June 30, 2020 (pro forma)	1	1	3
Additional paid-in capital	887	1,204	167,311
Accumulated other comprehensive income	54	18	18
Accumulated deficit	(35,490)	(48,252)	(48,252)

Total stockholders’ equity (deficit)	(34,548)	(47,029)	119,080

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$44,969	$155,544	$155,544

See accompanying notes to unaudited interim financial statements

SHATTUCK LABS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(unaudited)

	Six Months Ended June 30,
	2019	2020
Collaboration revenue – related party	$5,282	$6,157
Operating expenses:
Research and development	12,502	15,892
General and administrative	2,696	3,346

Expense from operations	15,198	19,238

Loss from operations	(9,916)	(13,081)
Other income (expense):
Interest income	623	387
Other	(41)	(68)

Total other income (expense)	582	319

Net loss	$(9,334)	$(12,762)

Unrealized gain (loss) on short-term investments	109	(36)

Comprehensive loss	$(9,225)	$(12,798)

Net loss per share – basic and diluted	$(1.24)	$(1.67)

Weighted-average shares outstanding – basic and diluted	7,529,134	7,633,565

Pro forma net loss per share – basic and diluted		$(0.67)

Pro forma weighted-average shares outstanding – basic and diluted		19,106,151

See accompanying notes to unaudited interim financial statements

SHATTUCK LABS, INC.

STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

(unaudited)

	Series A redeemable convertible preferred stock		Series B redeemable convertible preferred stock		Series B-1 redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2019	1,093,019	$49,064	—	$—	—	$—	7,495,988	$1	$426	$—	$(11,508)	$(11,081)
Stock-based compensation expense	—	—	—	—	—	—	—	—	153	—	—	153
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	109	—	109
Exercise of stock options	—	—	—	—	—	—	49,889	—	—	—	—	—
Vesting of common stock previously subject to vesting	—	—	—	—	—	—	10,074	—	—	—	—	—
Net loss	—		—	—	—	—	—	—	—	—	(9,334)	(9,334)

Balance at June 30, 2019	1,093,019	$49,064	—	$—	—	$—	7,555,951	$1	$579	$109	$(20,842)	$(20,153)

Balance at January 1, 2020	1,093,019	$49,064	—	$—	—	$—	7,600,877	$1	$887	$54	$(35,490)	$(34,548)
Sale of Series B redeemable convertible preferred stock, net of issuance costs	—	—	550,571	34,427	—	—	—	—	—	—	—	—
Sale of Series B-1 redeemable convertible preferred stock, net of issuance costs	—	—	—	—	1,319,964	82,618	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	48,244	—	—	—	—	—
Vesting of common stock previously subject to vesting	—	—	—	—	—	—	10,074	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	317	—	—	317
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	(36)	—	(36)
Net loss	—	—	—	—	—	—		—	—	—	(12,762)	(12,762)

Balance at June 30, 2020	1,093,019	$49,064	550,571	$34,427	1,319,964	$82,618	7,659,195	$1	$1,204	$18	$(48,252)	$(47,029)

See accompanying notes to unaudited interim financial statements

SHATTUCK LABS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Six months ended June 30,
	2019	2020
Cash flows from operations:
Net loss	$(9,334)	$(12,762)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	292	292
Stock-based compensation	153	317
Accretion of short-term investments	(53)	(58)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	2,013	(1,891)
Accounts payable	(992)	(1,947)
Accrued expenses	416	1,355
Deferred revenue—related party	1,639	6,464
Deferred rent	(4)	(38)

Net cash used in operating activities	(5,870)	(8,268)

Cash flows from investing activities:
Purchase of property and equipment	(350)	(427)
Sale and maturities of short-term investments	19,342	18,345
Purchases of short-term investments	(21,755)	(2,739)

Net cash (used in) provided by investing activities	(2,763)	15,179

Cash flows from financing activities:
Payments for public offering costs	—	(111)
Proceeds from the sale of Series B redeemable convertible preferred stock, net of issuance costs	—	34,458
Proceeds from the sale of Series B-1 redeemable convertible preferred stock, net of issuance costs	—	82,773

Net cash provided by financing activities	—	117,120

Net increase (decrease) in cash and cash equivalents	(8,633)	124,031
Cash and cash equivalents, beginning of period	31,644	7,013

Cash and cash equivalents, end of period	$23,011	$131,044

Supplemental disclosures of non-cash financial activities:
Unrealized gain (loss) on short-term investments	$109	$(36)

Accrued public offering costs in other assets	$—	$25

Accrued Series B-1 redeemable convertible preferred stock offering costs in other assets	$—	$155

See accompanying notes to unaudited interim financial statements

SHATTUCK LABS, INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

(unaudited)

1. Organization and description of business

Shattuck Labs, Inc. (the “Company”) was incorporated in 2016 in the State of Delaware and is a clinical-stage biopharmaceutical company developing dual-sided fusion proteins, including its ARC® and GADLEN™ platforms, novel classes of biologic medicines capable of multifunctional activity with potential applications in oncology and inflammatory diseases. Using its proprietary technology, the Company is building a pipeline of therapeutics, initially focused on the treatment of solid tumors and hematologic malignancies. The Company has two clinical-stage molecules, SL-172154 and SL-279252. In addition, the Company has several molecules in preclinical development.

Liquidity

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $48.3 million as of June 30, 2020. The Company anticipates incurring additional losses and negative cash flows from operations until such time, if ever, that it can generate significant sales of its product candidates currently in development, and is highly dependent on its ability to find additional sources of funding in the form of licensing of its technology, collaboration agreements, and/or debt and equity financing. The Company’s ability to fund its planned clinical operations, research and development, and commercialization of its product candidates is expected to depend on the amount and timing of cash receipts from these funding sources. Adequate additional funding may not be available to the Company on acceptable terms, or at all. The failure to raise funds as and when needed could have a negative impact on the Company’s financial condition and ability to pursue its business strategies. Management believes that the Company’s cash and cash equivalents and short-term investments of $147.5 million as of June 30, 2020 are sufficient to fund the projected operations of the Company through at least the fourth quarter of 2021.

On March 10, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The virus and actions taken to mitigate its spread have had, and are expected to continue to have, a broad adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates and conducts its business and which the Company’s partners operate and conduct their business. The Company is currently following the recommendations of local health authorities to minimize exposure risk for its team members and visitors. However, the scale and scope of this pandemic is unknown and the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. While we have implemented specific business continuity plans to reduce the potential impact of COVID-19, there is no guarantee that the Company’s continuity plans will be successful.

The Company has already experienced certain disruptions to its business such as work-from-orders for offices and similar disruptions have occurred for its partners. Specifically, the outbreak has caused disruptions in enrollment and treatment of patients in clinical trials in process, and slowdowns and shutdowns of the laboratories and other service providers that are being relied upon in the development of the Company’s product candidates.

The extent to which COVID-19 or any other health epidemic may impact the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Accordingly, COVID-19 could have a material adverse effect on the Company’s business, results of operations, financial condition, and prospects.

2. Basis of presentation and summary of significant accounting policies

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information.

Interim Financial Statements

In the opinion of management, the accompanying interim financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as of June 30, 2020 and its results of operations, statement of changes in redeemable convertible preferred stock and stockholder’s deficit and cash flows for the six months ended June 30, 2019 and 2020. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. The interim financial statements, presented herein, do not contain the required disclosures under U.S. GAAP for annual financial statements. The accompanying unaudited interim financial statements should be read in conjunction with the annual audited financial statements and related notes as of and for the year ended December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, the accrual of research and development expenses, and the valuation of stock-based awards. Estimates are periodically reviewed in-light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from management’s estimates.

Unaudited Pro Forma Financial Information

Immediately prior to the closing of a qualified initial public offering (“IPO”), all of the Company’s outstanding redeemable convertible preferred stock will automatically convert into common stock. The accompanying unaudited pro forma balance sheet as of June 30, 2020 assumes the conversion of all outstanding shares of redeemable convertible preferred stock into 20,300,253 shares of common stock. In the accompanying unaudited interim statements of operations and comprehensive loss, unaudited pro forma basic and diluted net loss per share of common stock has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if they had been converted at the later of the beginning of the reporting period or the issuance date of the redeemable convertible preferred stock. The shares of the Company’s common stock expected to be issued, and the related net proceeds expected to be received, in connection with the planned IPO are excluded from such pro forma information.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. Fair value measurements are classified and disclosed in one of the following categories:

•	Level 1: Observable inputs such as quoted prices in active markets for identical assets the reporting entity has the ability to access as of the measurement date;

•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Fair value measurements are classified based on the lowest level of input that is significant to the measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values stated below takes into account the market for its financial assets and liabilities, the associated credit risk and other factors as required. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Management believes that the carrying amounts of the Company’s financial instruments, including accounts payable, approximate fair value due to the short-term nature of those instruments. Short-term investments are recorded at their estimated fair value.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents, and short-term investments. The Company maintains its cash and cash equivalents at one accredited financial institution in amounts that exceed federally-insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company invests in only highly rated debt securities that management believes protects the Company from risk of default and impairment of value.

All of the Company’s revenue is derived from its collaboration agreement with Millennium Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda Pharmaceuticals (“Takeda”), a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (see Note 8).

The Company is highly dependent on a third-party manufacturer to supply drug products for its research and development activities of its programs, including clinical trials and non-clinical studies. These programs could be adversely affected by a significant interruption in the supply of such drug products.

The Company is highly dependent on two contract research organizations (“CROs”) to manage its clinical trials. These programs could be adversely affected by a significant disruption in services provided by the CROs.

Cash Equivalents

The Company considers all demand deposits with financial institutions and all highly liquid investments with maturities of ninety days or less at the date of purchase to be cash and cash equivalents. Cash equivalents consist of $6.5 million held in a money market fund and $0.5 million held in an operating account at December 31, 2019 and $130.0 million held in a money market fund and $1.0 million held in an operating account at June 30, 2020, and are carried at fair value of the investment based on quoted market prices.

Short-Term Investments

Short-term investments consist of debt securities with a maturity of greater than three months when acquired. The Company classifies its short-term investments at the time of purchase as available-for-sale securities. Available-for-sale securities are carried at fair value. Unrealized gains and losses on available-for-sale securities are reported in accumulated other comprehensive income, a component of stockholders’ deficit, until realized.

Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs will be recorded as a reduction of additional paid-in capital generated as a result of the offering. Should the equity financing no longer be considered probable of being consummated, all deferred offering costs would be charged to operating expenses in the statement of operations and comprehensive loss. Deferred offering costs were $0.1 million and $0.2 million at December 31, 2019 and June 30, 2020, respectively.

Series A, Series B and Series B-1 Redeemable Convertible Preferred Stock

The Company records shares of redeemable convertible preferred stock at their respective fair values on the date of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of stockholders’ equity on the balance sheet because the shares contain liquidation features that are not solely within the Company’s control. The Company has elected not to adjust the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such an event would occur. Subsequent adjustments to increase the carrying value to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur. See Note 6 for a discussion of the redeemable convertible preferred stock.

Revenue Recognition

Collaboration revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606). Arrangements with collaborators may include licenses to intellectual property, research and development services, manufacturing services for clinical and commercial supply, and participation on joint steering committees. The Company evaluates the promised goods or services in the contract to determine which promises, or group of promises, represent performance obligations. In contemplation of whether a promised good or service meets the criteria required of a performance obligation, the Company considers the stage of development of the underlying intellectual property, the capabilities and expertise of the customer relative to the underlying intellectual property, and whether the promised goods or services are integral to or dependent on other promises in the contract. When accounting for an arrangement that contains multiple performance obligations, the Company must develop judgmental assumptions, which may include market conditions, reimbursement rates for personnel costs, development timelines and probabilities of regulatory success to determine the stand-alone selling price for each performance obligation identified in the contract.

Upon the amendment of an existing agreement, the Company evaluates whether the amendment represents a modification to an existing contract which would be recorded through a cumulative catch-up to revenue or a separate contract. If it is determined that it is a separate contract, the Company will evaluate the necessary revenue recognition through the five-step process described below.

When the Company concludes that a contract should be accounted for as a combined performance obligation and recognized over time, the Company must then determine the period over which revenue should be recognized and the method by which to measure revenue. The Company generally recognizes revenue using a cost-based input method.

The Company recognizes collaboration revenue when its customer or collaborator obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, it performs the following five steps:

i.	identify the contract(s) with a customer;

ii.	identify the performance obligations in the contract;

iii.	determine the transaction price;

iv.	allocate the transaction price to the performance obligations within the contract and;

v.	allocate the transaction price to the performance obligations within the contract recognize revenue when (or as) the entity satisfies a performance obligation.

The Company only applies the five-step model to contracts when it determines that it is probable it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within the contract to determine whether each promised good or service is a performance obligation. The promised goods or services in the Company’s arrangements may consist of a license, or options to license, the Company’s intellectual property and research, development and manufacturing services. The Company may provide options to additional items in such arrangements, which are accounted for as separate contracts when the customer elects to exercise such options, unless the option provides a material right to the customer. Performance obligations are promises in a contract to transfer a distinct good or service to the customer that (i) the customer can benefit from on its own or together with other readily available resources, and (ii) is separately identifiable from other promises in the contract. Goods or services that are not individually distinct performance obligations are combined with other promised goods or services until such combined group of promises meet the requirements of a performance obligation.

The Company determines transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable, or a combination of both. At contract inception for arrangements that include variable consideration, the Company estimates the probability and extent of consideration it expects to receive under the contract utilizing either the most likely amount method or expected amount method, whichever best estimates the amount expected to be received. The Company then considers any constraints on the variable consideration and includes in the transaction price variable consideration to the extent it is deemed probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company then allocates the transaction price to each performance obligation based on the relative standalone selling price and recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) control is transferred to the customer and the performance obligation is satisfied. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

The Company records amounts as accounts receivable when the right to consideration is deemed unconditional. When consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, a contract liability is recorded as deferred revenue.

Amounts received prior to satisfying the revenue recognition criteria are recognized as deferred revenue in the Company’s accompanying balance sheet. Deferred revenues expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current liability. Deferred revenues not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as non-current liabilities.

The Company’s collaboration revenue arrangements may include the following:

Up-front License Fees: If a license is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from nonrefundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments: At the inception of an agreement that includes research and development milestone payments, the Company evaluates each milestone to determine when and how much of the milestone to include in the transaction price. The Company first estimates the amount of the milestone payment that the Company could receive using either the expected value or the most likely amount approach. The Company primarily uses the most-likely amount approach as that approach is generally most predictive for milestone payments with a binary outcome. Then, the Company considers whether any portion of that estimated amount is subject to the variable consideration constraint (that is, whether it is probable that a significant reversal of cumulative revenue would not occur upon resolution of the uncertainty.) The Company updates the estimate of variable consideration included in the transaction price at each reporting date which includes updating the assessment of the likely amount of consideration and the application of the constraint to reflect current facts and circumstances.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any revenue related to sales-based royalties or milestone payments based on the level of sales.

To date, the Company has not granted a development and commercialization license nor recognized any revenue related to licenses, sales-based royalties or milestone payments based on the level of sale.

Research and Development Services: The Company will record costs associated with development and process optimization activities as research and development expenses in the statement of operations and comprehensive loss consistent with ASC 730, Research and Development. The Company considered the guidance in ASC 808, Collaborative Agreements and will recognize the payments received from these agreements as revenue when the related costs are incurred.

Research and Development Costs

Research and development cost are expensed as incurred, and include salaries, stock-based compensation and other personnel-related costs, equipment and supplies, preclinical studies, clinical trials, and manufacturing development activities.

A substantial portion of the Company’s ongoing research and development activities are conducted by third-party service providers, including contract research and manufacturing organizations. The Company accrues for expenses resulting from obligations under agreements with CROs, contract manufacturing organizations (“CMOs”), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgements and estimates in determining the accrual and/or prepaid balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be amortized as the contracted services are performed. As actual costs become known, the Company adjusts its accruals and prepaid assets accordingly. Inputs, such as the services performed, the number of patients enrolled, or the study duration, may vary from the Company’s estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations.

Net Loss Per Share

Basic loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as redeemable convertible preferred stock, stock options and restricted stock, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	Six months ended June 30,
	2019	2020
Redeemable convertible preferred stock as converted to common stock	7,487,151	20,300,253
Stock options	1,194,366	1,703,190
Unvested restricted stock	41,974	21,826

	8,723,491	22,025,269

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per common share for the six months ended June 30, 2020:

Numerator
Net loss used to compute pro forma net loss per share (in thousands)	$(12,762,120)
Denominator
Weighted-average common shares outstanding	7,633,565
Pro forma adjustment to reflect the automatic conversion of all redeemable convertible preferred stock to common stock upon an initial public offering	11,472,586

Pro forma weighted-average number of shares outstanding—basic and diluted	19,106,151

Pro forma net loss per share—basic and diluted	$(0.67)

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive loss is comprised of the net loss and unrealized gains on short-term investments.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. ASU 2016-13 became effective for the Company during the first quarter of 2020. The Company adopted this pronouncement and it did not have a material impact on the financial statements or related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurements, which changes the fair value measurement disclosure requirements of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). The goal of the ASU is to improve the effectiveness of ASC 820’s disclosure requirements. The standard is applicable to the Company for the fiscal year beginning January 1, 2020, and interim periods within that year. The Company adopted this pronouncement and it did not have a material impact on the financial statements or related disclosures.

Recently Issued Accounting Pronouncements (not yet adopted)

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842) which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. As the Company has elected to use the extended transition period for complying with new or revised accounting standards as available under the JOBS Act, the standard is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company is currently evaluating the expected impact that the standard could have on its financial statements and related disclosures.

3. Short-Term Investments

The Company classifies its debt securities as short-term investments. Debt securities are comprised of highly liquid investments with minimum “A” rated securities and consist of U.S. Treasury, agency bonds and corporate entity commercial paper with maturities of more than three months but less than one year at the date of purchase. Debt securities as of June 30, 2020 have an average maturity of 0.3 years. The debt securities are reported at fair value with unrealized gains or losses recorded in accumulated other comprehensive income in the balance sheets.

The following table represents the Company’s available for sale short-term investments by major security type (in thousands):

	December 31, 2019
	Amortized Cost	Gross Unrealized Gain/(Loss)	Total Fair Value
Short-term investments
Corporate securities	$5,375	(17)	$5,358
U.S. government securities	26,645	71	26,716

Total short-term investments	$32,020	$54	$32,074

	June 30, 2020
	Amortized Cost	Gross Unrealized Gain/(Loss)	Total Fair Value
Short-term investments
Corporate securities	$1,950	(10)	$1,940
U.S. government securities	14,522	28	14,550

Total short-term investments	$16,472	$18	$16,490

The Company’s short-term investment instruments and cash and cash equivalents are classified using Level 1 inputs in within the fair value hierarchy and are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

4. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31, 2019	June 30, 2020
Research contract costs	$2,648	$4,365
Compensation	966	766
Other	425	440

	$4,039	$5,571

5. Commitments and Contingencies

Operating Leases

On July 24, 2020, the Company entered into an amendment to the lease for the office space in Durham, North Carolina. The amendment expanded the existing leased space. Future minimum payments inclusive of the amended lease, by year and in aggregate, under non-cancelable operating leases consist of the following as of June 30, 2020 (in thousands):

2020	$145
2021	625
2022	730
2023	753
2024	775
Thereafter	3,340

Total minimum lease payments	$6,368

The Company recognized rent expense of $0.2 million for the six months ended June 30, 2019 and June 30, 2020.

Heat License Agreement

In connection with a license agreement with Heat Biologics Inc. (“Heat”), the Company is required to make payments of up to $20.6 million in aggregate for the achievement of specified development, regulatory and commercial sales milestones for certain licensed products. The Company is required to pay Heat a percentage of any upfront fees or other non-royalty payments received that are not tied to milestone events under any sublicense of the licensed products. The Company is also required to pay Heat a royalty on all of its worldwide net sales, those of its affiliates and sublicenses of certain licensed products in the low single digits.

Litigation

From time to time, the Company may become involved in various legal actions arising in the ordinary course of business. As of June 30, 2020, management was not aware of any existing, pending, or threatened legal actions that would have a material impact on the financial position, results of operations, or cash flows of the Company.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which the Company cannot reasonably predict future payment. The Company’s contractual obligations result primarily from obligations for various contract manufacturing organizations and clinical research organizations, which include potential payments we may be required to make under our agreements. The contracts also contain variable costs and milestones that are hard to predict as they are based on such things as patients enrolled and clinical trial sites. The timing of payments and actual amounts paid under contract manufacturing organization, or CMO, and CRO agreements may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations. Also, those agreements are cancelable upon written notice by the Company and, therefore, not long-term liabilities.

6. Preferred Stock

During the six months ended June 30, 2020, the Company entered into various stock purchase agreements with new and existing investors pursuant to which the Company sold an aggregate 550,571 shares of the Company’s Series B redeemable convertible preferred stock (“Series B”) and 1,319,964 shares of Series B-1 redeemable convertible redeemable preferred stock (“Series B-1”) at $62.88051 per share for aggregate gross proceeds of $117.6 million. Transaction fees of $0.6 million were recorded as a reduction of the carrying value of the Series B and the Series B-1.

The following is a summary of the rights, preferences, and terms of the Company’s Series A redeemable convertible preferred stock, the Series B, and the Series B-1 (“Preferred Stock”):

Rank

The Preferred Stock ranks senior to common stock as to payment of dividends, distributions of assets upon a liquidation event, or otherwise.

Dividends

The holders of Preferred Stock are entitled to receive non-cumulative dividends, when and if declared by the Board, and in preference to any declaration or payment of any dividend on the Company’s common stock at the rate of 8% of the original issue price per share. No dividends have been declared to date.

Voting Rights

Each share of Preferred Stock entitles the holder to one vote on all matters for which shares of common stock may vote. The Series A holders can elect two board members if a minimum of 276,059 shares of Series A are outstanding. If the number of Series A holders falls below 276,059 but not below 110,423 then they can elect one board member. The Series B-1 holders can elect two board members if a minimum of 329,991 shares of Series B-1 are outstanding. The Series B holders vote for remaining board members as a single class with all other shareholders on an “as converted” basis.

Liquidation Preference

In the event of a liquidation, dissolution, or winding up of the Company, or in the event the Company merges with or is acquired by another entity, each holder has a liquidation preference. Liquidating distributions will first be made to holders of shares of Series B-1 at $62.88051 per share and then to holders of Series B and Series A on a pari passu basis at $62.88051 and $62.475 per share, respectively. As the redemption event is outside of our control, all shares of preferred stock have been presented outside of permanent equity. We have also concluded that since the shares of preferred stock are not mandatorily redeemable, but rather are only contingently redeemable, and given that the redemption event is not certain to occur, the shares have not been accounted for as a liability in any of the periods presented.

After all liquidation preferences are fulfilled, the remaining funds and assets of the Company will be distributed between Series B-1 holders and common shareholders ratably based on the number of shares held by common shareholders and the common shares that would be held by Series B-1 holders on an “as converted” basis. If the total amount received by Series B-1 holders is greater than three times the original issue price, than the holders of the Series B-1 are entitled to the greater of three times the original issue price or the amount such holder would have received if all shares of Series B-1 had been converted into common stock common stock immediately prior to such liquidation.

Conversion

Each share of Preferred Stock is convertible into common stock at any time at the option of the holder at a conversion price then in effect and equal to one-for-6.85, subject to adjustment. All outstanding Preferred Stock will automatically convert into common stock at the conversion price then in effect upon a qualified initial public offering of common stock with a public offering price of at least $9.17964 per share and aggregate gross proceeds of at least $50.0 million. All shares of Preferred Stock are convertible into common stock upon the affirmative election of the holders of at least a 65% of the outstanding shares of Preferred Stock.

Redemption

The Preferred Stock allows the holders to redeem their shares upon a change in control in the Company. As a result, the Company classifies the Preferred Stock as mezzanine equity. The Company charges specific incremental issuance costs incurred in the offering of the Preferred Stock against the gross proceeds of the

Preferred Stock.

7. Stock-Based Compensation

In 2016, the Company adopted and subsequently amended the 2016 Stock Incentive Plan (the “Plan”). The total number of shares authorized under the Plan as of June 30, 2020 was 3,819,786, and 1,285,498 shares remain available for future grants as of June 30, 2020. The Plan permits the granting of options and restricted stock. The terms of the agreements are determined by the Company’s Board of Directors. The Company’s awards vest based on the terms in the agreements and generally vest over four years and have a term of 10 years.

The Company measures employee and non-employee stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. The Company recorded stock-based compensation expense in the following expense categories of its accompanying unaudited interim statements of operations and comprehensive loss (in thousands):

	Six months ended June 30,
	2019	2020
Research and development	$56	$191
General and administrative	97	126

	$153	$317

The following table summarizes option activity under the Stock Plan:

	Options	Weighted average exercise price	Weighted average remaining contract life
Balance at January 1, 2020	1,615,375	2.60
Granted	136,059	3.17
Exercised	(48,244)	0.01
Forfeited	—

Outstanding at June 30, 2020	1,703,190	$2.72	8.57

Vested and expected to vest June 30, 2020	1,680,401	$2.71	8.56

Exercisable at June 30, 2020	729,374	$2.51	8.21

Options granted during the six months ended June 30, 2020 had a weighted-average grant-date fair value of $1.92. As of June 30, 2020, unrecognized compensation cost for option issued was $1.5 million, and will be recognized over an estimated weighted-average amortization period of 2.67 years. The aggregate intrinsic value of options outstanding and exercisable as of June 30, 2020 was $0.3 million.

The fair value of each option is estimated on the date of grant using a Black-Scholes option pricing model which takes into account inputs such as the exercise price, the estimated fair value of the underlying common stock at grant date, expected term, expected stock price volatility, risk-free interest rate, and dividend yield. The fair value of each grant of stock options was determined by the Company using the methods and assumptions discussed below. Certain of these inputs are subjective and generally required judgement to determine.

•

The expected term of employee stock options with service-based vesting is determined using the “simplified” method, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of non-employee options is equal to the contractual term.

•	The expected stock price volatility is based on historical volatilities of comparable public entities within the Company’s industry.

•

The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the respective expected term or contractual term.

•	The expected dividend yield is 0% because the Company has not historically paid, and does not expect, for the foreseeable future, to pay a dividend on its common stock.

•

As the Company’s common stock has not been publicly traded, its board of directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm.

The grant date fair value of each option grant was estimated throughout the six months ended June 30, 2020 using the Black-Scholes option-pricing model using the following weighted-average assumptions:

Expected term	5.94
Expected volatility	67.02%
Risk-free interest rate	1.73%
Expected dividends	—
Fair value of common stock	$3.17

For accounting purposes, restricted shares granted are considered the issuance of options as opposed to the sale of stock and as such, the Company has recognized compensation expense for these awards. Twenty-five percent of the shares became vested after one year and the remaining shares vest monthly over 36 months so long as the grantee remains employed by or provides service to the Company. In the event the grantee ceases to provide service, the Company has the option to repurchase any or all of the unvested shares at the original issuance price. The following table summarizes the activity relating to these shares for the six months ended June 30, 2020:

Awards
Balance at January 1, 2020	31,900
Vested	10,074

Outstanding at June 30, 2020	21,826

8. Collaboration Agreement—Related Party

In August 2017, the Company entered into a Collaboration Agreement with Takeda related to the development of certain ARC molecules as amended in April 2018, October 2018 and March 2020, (the “Collaboration Agreement”). Under the Collaboration Agreement, the Company is responsible to use its commercially reasonable efforts to further research and develop six molecules in accordance with specified development plans for each molecule. Two Designated Molecules, SL-279252 (“DM1”) and SL-115154 (“DM2”) (collectively referred to as the “DMs”), will be progressed through a Phase 1 clinical trial and four Selected Molecules will be developed through the completion of nonclinical toxicology studies (collectively known as “SMs”). Takeda has an option, which extends through the end of the development term for each molecule, to exclusively license (on a molecule-by-molecule basis) each DM and up to two SMs, which license would grant Takeda exclusive rights to undertake further clinical development and commercialization of the licensed molecule. Additionally, Takeda was granted a right of first negotiation (“ROFN”) to enter into a licenses for each molecule within a specified class of ARC molecules.

The Company received payments of $8.5 million and $11.3 million in the periods ended June 30, 2019 and 2020, respectively, and recognized total revenue of $25.3 million through June 30, 2020 under the Collaboration Agreement. The Company assessed this arrangement in accordance with ASC 606 and concluded that the Collaboration Agreement had four distinct performance obligations representing the combination of research and development services and participation in a joint development committee associated with both DMs, one SM and the remaining three SMs as a group. The Company also concluded that since the option for the exclusive license was deemed to be at standalone selling price it does not provide the customer with a material right and therefore, it does not represent a separate performance obligation. Finally the Company noted that the ROFN does not guarantee that Takeda can negotiate a license for molecules at prices that are below their respective standalone selling prices and further noted that if Takeda exercises the ROFN, the license fee will be negotiated at standalone selling price for each molecule.

On March 31, 2020, the Company and Takeda entered into an amendment to the Collaboration Agreement (Amendment No. 3) which provided for a second dose expansion cohort for DM1, improvements to the DM1 process and manufacturing controls, certain administrative tasks and a non-refundable up-front payment applied to the to license fee for DM1 of $11.3 million. The Company can receive reimbursement for costs incurred in the performance of the second dose expansion cohort up to $3.2 million, plus fifty percent of out-of-pocket costs incurred by the Company for clinical trial materials for the first and second dose expansion cohorts up to $4.0 million and reimbursements of up to $1.6 million for costs related to improvement to the DM1 process and manufacturing controls.

The Company evaluated the consideration anticipated to be received for each performance obligation under Amendment No. 3 and determined that the contractual amounts for each obligation represent the stand-alone selling price and relate directly to the efforts that the Company will exert to fulfill its performance obligation.

The potential reimbursements for costs incurred in the performance of the second dose expansion cohort and costs incurred by the Company for clinical trial materials for the second dose expansion cohort were determined to be variable consideration. The Company determined that the potential reimbursement associated with the second dose expansion cohort was fully constrained and did not include it in the transaction price. The Company anticipates that the reimbursements associated with clinical trial materials will be earned and as such, the amount was included in the transaction price.

The Company further evaluated the terms of Amendment No. 3 to determine if they represented a modification to the existing agreement or a new agreement. The Company determined that improvements to the DM1 process and manufacturing controls are a new and distinct performance obligations with underlying revenue that is to be recorded prospectively. The second dose expansion cohort was determined to be a continuation of research and development services being performed. As such, the second dose expansion cohorts represent a modification to the existing agreement and a continuation under the existing research and development performance obligation.

At the outset of the contract with Takeda the Company viewed the option to license molecules as a discrete performance obligation which would be transferred upon Takeda executing their option and remitting consideration that was negotiated and believed to be in line with the stand-alone value of the option. In conjunction with Amendment No. 3, the $11.3 million payment was applied to the license fee and as such, results in a lower cost to license the molecule. The Company evaluated and determined the prepayment provided a material right. Management determined the stand-alone selling price of the material right using comparable arrangements and probability that Takeda will exercise its option to license. The non-refundable payment was recognized as deferred revenue upon receipt of the up-front payment and will be recognized as revenue upon Takeda entering into the underlying license agreement or when it is certain that Takeda will not exercise its option.

The Company recognizes revenue for the allocated upfront payments using a cost-based input measure. In applying the cost-based input method of revenue recognition, the Company uses actual costs incurred relative to budgeted costs expected to be incurred for the combined performance obligation. Revenue is recognized based on actual costs incurred as a percentage of total budgeted costs as the Company completes its performance obligation over the estimated service period. The Company recognizes revenue related to the reimbursable cost as they are incurred.

The stated development term under the Collaboration Agreement commenced on August 8, 2017 and terminates 90 days after the Phase 1 clinical report is delivered to Takeda for each of the DMs. The development term for the SMs expired in the second quarter of 2019 as the nonclinical toxicology reports for the SMs were delivered to Takeda and the option period for the exclusive license expired.

Revenue recognized under this agreement is related-party revenue.

9. Related-Party Transactions

Takeda has a seat on the Company’s Board of Directors and held an approximate 7.5% ownership interest in the Company’s outstanding shares as of June 30, 2020. As of December 31, 2019, Takeda held an approximate 14% ownership interest in the Company’s outstanding shares. As a result, all revenue, and deferred revenue were associated with the Takeda Collaboration Agreement are represented related-party transactions. Prepaids and other current assets includes $1.4 million of cost that are reimbursable by Takeda under the Collaboration Agreement.

10. Subsequent Events

Stock Split

In September 2020, the Board of Directors and the stockholders of the Company approved a 6.85-for-1 stock split of the Company’s outstanding common stock and adjusted the conversion ratio of the Company’s preferred stock accordingly. The forward stock split was effective as of October 1, 2020. All common stock, preferred stock, and per share information has been retroactively adjusted to give effect to this forward stock split and the adjusted conversion ratios for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately increased and the respective per share value and exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. There were no changes in the par values of the Company’s common stock and preferred stock as a result of the forward stock split.

Stock Options

Subsequent to June 30, 2020, the Company issued 980,919 options to purchase shares of its common stock resulting in an incremental charge to the third quarter of 2020 of $0.2 million. The grant date fair value of each option grant was estimated to be $3.56 per share using the Black-Scholes option pricing model using the following weighted average assumptions:

Expected term	5.90
Expected volatility	75.21%
Risk-free interest rate	0.30%
Expected dividends	—
Fair value of common stock	$5.57

SHATTUCK LABS PIONEERING NOVEL BI-FUNCTIONAL FUSION PROTEINS EXPANDING THE BOUNDARIES OF BIOLOGIC MEDICINES SL-279252 (PD1-Fc-OX40L)

11,882,352 Shares

Shattuck Labs, Inc.

Common Stock

PROSPECTUS

October 8, 2020

Citigroup

Cowen

Evercore ISI

Needham & Company

Through and including November 2, 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.